UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F    X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                 No     X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs Corporate Administration Division

Consolidated Summary Report

<under Japanese GAAP>

for the Fiscal Year Ended March 31, 2006

Date:	May 22, 2006
Company name (code number):	Mitsubishi UFJ Financial Group, Inc. (8306)
(URL http://www.mufg.jp/)
Stock exchange listings:	Tokyo, Osaka, Nagoya, New York, London
Headquarters:	Tokyo
Representative:	Nobuo Kuroyanagi, President & CEO
For inquiry:	Yoshihisa Harata, Chief Manager—Financial Planning Division
(Phone) +81-3-5252-4160
Date of resolution of Board of Directors with respect to the consolidated financial statements:	May 22, 2006
Trading accounts:	Established

1. Consolidated financial data for the year ended March 31, 2006

The following results of this year disclosed adding up the results of Mitsubishi Tokyo Financial Group, Inc

(from April 1 to September 30, 2005) and Mitsubishi UFJ Financial Group, Inc (from October 1, 2005 to March 31, 2006).

(1) Operating results

	(in millions of yen except per share data and percentages)
	For the year ended March 31,
	2006	2005
Ordinary income	4,293,950	2,628,509
Change from the previous year	63.4%	2.9%
Ordinary profit	1,078,061	593,291
Change from the previous year	81.7%	2.6%
Net income	770,719	338,416
Change from the previous year	127.7%	(39.7)%
Net income per common share	93,263.16	51,086.02
Net income per common and common equivalent share	89,842.27	—
Net income as a percentage of shareholders’ equity	4.1%	7.9%
Ordinary profit as a percentage of total liabilities, minority interest and shareholders’ equity	0.7%	0.5%
Ordinary profit as a percentage of ordinary income	31.1%	22.6%

(Reference) UFJ Holdings, Inc.

	For the six months ended September 30, 2005	For the year ended March 31, 2005
Ordinary income	1,113,760	2,305,373
Ordinary profit	355,247	(496,830)
Net income	411,057	(554,532)
Net income per common share	79,851.45	(108,332.61)
Net income per common and common equivalent share	57,075.34	—
Net income as a percentage of shareholders’ equity	1,707.8%	—
Ordinary profit as a percentage of total liabilities, minority interest and shareholders’ equity	0.4%	(0.6)%
Ordinary profit as a percentage of ordinary income	31.9%	(21.6)%

Notes:

1.	Equity in earnings of affiliates:

For the year ended March 31, 2006:	15,768	million yen
For the year ended March 31, 2005:	17,686	million yen

(Reference) UFJ Holdings, Inc.

For the six months ended September 30, 2005:	4,474	million yen
For the year ended March 31, 2005:	4,011	million yen

2.	Average number of shares outstanding:

For the year ended March 31, 2006:
(common stock)	8,120,150	shares
(preferred stock-class 3)	100,000	shares
(preferred stock-class 8)	43,609	shares
(preferred stock-class 9)	44,510	shares
(preferred stock-class 10)	73,972	shares
(preferred stock-class 11)	0	shares
(preferred stock-class 12)	90,780	shares
For the year ended March 31, 2005:
(common stock)	6,510,652	shares
(preferred stock-class 1)	60,779	shares
(preferred stock-class 2)	4,109	shares
(preferred stock-class 3)	11,780	shares

(Reference) UFJ Holdings, Inc.

For the six months ended September 30, 2005:
(common stock)	5,147,781	shares
(preferred stock-class 1)	3,658	shares
(preferred stock-class 2)	200,000	shares
(preferred stock-class 4)	150,000	shares
(preferred stock-class 5)	150,000	shares
(preferred stock-class 6)	5	shares
(preferred stock-class 7)	200,000	shares
For the year ended March 31, 2005:
(common stock)	5,118,791	shares
(preferred stock-class 1)	11,141	shares
(preferred stock-class 2)	200,000	shares
(preferred stock-class 3)	8,177	shares
(preferred stock-class 4)	150,000	shares
(preferred stock-class 5)	150,000	shares
(preferred stock-class 6)	964	shares
(preferred stock-class 7)	200,000	shares

3.	Changes in accounting policy: No

4.	The above operating results of the previous year represent the results of Mitsubishi Tokyo Financial Group, Inc.

(2) Financial Condition

	(in millions of yen except per share data and percentages)
	As of March 31,
	2006	2005
Total assets	187,046,793	110,285,508
Shareholders’ equity	7,727,837	4,777,825
Shareholders’ equity as a percentage of total liabilities, minority interest and shareholders’ equity	4.1%	4.3%
Shareholders’ equity per common share	692,792.39	673,512.65
Risk-adjusted capital ratio (based on the standards of the Bank for International Settlements, the “BIS”)	(preliminary basis) 12.20%	11.76%

(Reference) UFJ Holdings, Inc.

	As of September 30, 2005	As of March 31, 2005
Total assets	78,074,507	82,553,660
Shareholders’ equity	1,687,677	1,180,098
Shareholders’ equity as a percentage of total liabilities, minority interest and shareholders’ equity	2.2%	1.4%
Shareholders’ equity per common share	55,499.87	(46,437.47)
Risk-adjusted capital ratio (based on the standards of the Bank for International Settlements, the “BIS”)	11.67%	10.39%

Notes:

1.	Number of shares outstanding as of:

March 31, 2006:
(common stock)	9,741,342	shares
(preferred stock-class 3)	100,000	shares
(preferred stock-class 8)	27,000	shares
(preferred stock-class 9)	79,700	shares
(preferred stock-class 10)	150,000	shares
(preferred stock-class 11)	1	shares
(preferred stock-class 12)	175,300	shares
March 31, 2005:
(common stock)	6,538,751	shares
(preferred stock-class 1)	40,482	shares
(preferred stock-class 3)	100,000	shares

(Reference) UFJ Holdings, Inc.

September 30, 2005:
(common stock)	5,183,378	shares
(preferred stock-class 2)	200,000	shares
(preferred stock-class 4)	150,000	shares
(preferred stock-class 5)	150,000	shares
(preferred stock-class 6)	1	shares
(preferred stock-class 7)	200,000	shares
March 31, 2005:
(common stock)	5,158,307	shares
(preferred stock-class 1)	6,543	shares
(preferred stock-class 2)	200,000	shares
(preferred stock-class 4)	150,000	shares
(preferred stock-class 5)	150,000	shares
(preferred stock-class 6)	8	shares
(preferred stock-class 7)	200,000	shares

2.	The above financial condition of the previous year represent the results of Mitsubishi Tokyo Financial Group, Inc.

(3) Cash flows

	(in millions of yen)
	For the year ended March 31,
	2006	2005
Net cash provided by (used in) operating activities	(7,731,543)	1,289,492
Net cash provided by (used in) investing activities	3,847,452	(402,229)
Net cash provided by (used in) financing activities	(277,474)	331,922
Cash and cash equivalents at end of fiscal year	6,238,548	4,243,076

(Reference) UFJ Holdings, Inc.

	For the six months ended September 30, 2005	For the year ended March 31, 2005
Net cash provided by (used in) operating activities	200,419	(313,329)
Net cash provided by (used in) investing activities	573,218	1,004,061
Net cash provided by (used in) financing activities	(154,096)	568,132
Cash and cash equivalents at end of fiscal year	5,499,161	4,877,893

Note:

The above cash flows of the previous year represent the results of Mitsubishi Tokyo Financial Group, Inc.

(4) Scope of consolidation and application of the equity method

Consolidated subsidiaries: 248 Affiliated companies accounted for by the equity method: 42

(5) Change in the scope of consolidation and application of the equity method

Consolidated subsidiaries:	Newly included: 125	Excluded: 23
Affiliated companies accounted for by the equity method:	Newly included: 28	Excluded: 11

2. Earning projections for the fiscal year ending March 31, 2007

	(in millions of yen)
	Ordinary income	Ordinary profit	Net income
For the six months ending September 30, 2006	2,570,000	630,000	340,000
For the year ending March 31, 2007	5,460,000	1,430,000	750,000

Projected net income per common share for the year ending March 31, 2007 (yen):                75,673.59

(Reference)

Formulas for computing ratios for the fiscal year ended March 31, 2006 are as follows.

Net income per common share

    Net income – (Total dividends on preferred stock + Bonus paid to director)

Average number of common stock for the fiscal year *

Net income per common and common equivalent share

    Net income – (Total dividends on preferred stock + Bonus paid to director) + Adjustments in net income

Average number of common stock for the fiscal year * + Common equivalent share

Net income as a percentage of shareholders’ equity

Net income –(Total dividends on preferred stock + Bonus paid to director)	× 100
{ [Shareholders’ equity at the beginning of the fiscal year - Number of preferred stock at the beginning of the fiscal year ×
Issue price] + [Shareholders’ equity at fiscal year end - Number of preferred stock at fiscal year end × Issue price] } / 2

Shareholders’ equity per common share

    Shareholders’ equity at fiscal year end – Deduction from shareholders’ equity**

Number of common stock at fiscal year end *

Formula for computing projected earning ratio for the fiscal year ending March 31, 2007 is as follows.

Projected net income per common share

    Projected net income – Projected total dividends on preferred stock

Number of common stock at fiscal year end *

*	excluding treasury stock
**	number of preferred stock at fiscal year end × issue price + total dividends on preferred stock

These financial highlights and the exhibits related thereto contain forward-looking statements regarding estimation, forecast, target and plan in relation to the results of operations, financial conditions and other general management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimation, forecast, target and plan regarding future events, certain assumptions have been made.

Accordingly, the statements and assumptions are inherently not guarantees of future performance and may result in inaccuracy from an objective point of view and in material differences from the actual result. For instance, the estimation and forecast regarding the company is based on the assumption that the business integration plan with the former UFJ Holdings Group will be implemented smoothly. Also, the statements regarding collectibility of the deferred tax assets are based on estimation and other assumptions such as our business plan and the premises thereof, and exemplify such situation as above.

There exist a number of factors that might lead to uncertainties and risks. For the main matters that may be currently forecast, please see “3.Results of Operations and Financial Condition” in this financial highlights, the Annual Securities Report, Disclosure Book, and Annual Report, and other current disclosures that the company announced.

1. Information on Mitsubishi UFJ Financial Group (MUFG)

MUFG is engaged primarily in the banking business and also conducts trust business, securities business, asset management and administration business and other related financial businesses.

The following is an illustration of the Company’s corporate governance structure and major subsidiaries.

(As of April 30, 2006)

General Meeting of Shareholders
Board of Directors
Internal Audit and Compliance Committee
Nomination Committee
Remuneration Committee
Corporate Auditors Board of Corporate Auditors
Executive Committee
Committees / Meetings
Integrated Retail Banking Business Group
Retail Business Planning Div.
Channel Strategy Office
Retail Academy
Retail Business Risk Management Div.
Retail Business Development Div.
Mortgage Business Planning Office
Private Banking Planning Office
Business Owner PB Planning Office
Customer Satisfaction Planning Div.
Retail Marketing Div.
Consumer Finance Planning Div.
Retail Trust Business Planning Div.
Securities Intermediary Div.
Integrated Corporate Banking Business Group
Corporate Business Planning Div.
Trust Business Planning Div.
Investment Banking Planning Div.
Corporate Business Development Div. No1
Corporate Business Development Div. No2
Small & Medium Enterprise Banking Office
Global Planning Div.
Integrated Trust Assets Business Group
Asset Management and Administration Planning Div.
Corporate Administration Div.
Corporate Planning Div.
Investors Relations Office
Public Relations Div.
Financial Planning Div.
Financial Accouting Office
Corporate Risk Management Div.
Basel 2 Implementation Office
Credit & Investment Management Div.
Compliance Div.
Internal Audit Div.
Corporate Governance Div. for the United States
Operations & Systems Planning Div.

Main Subsidiaries

2. Management Policy

(1)	Principal management policy

The Group’s management philosophy serves as the basic policy in conducting its business activities, and provides guidelines for all group activities.

The Group’s management philosophy will also be the foundation for management decisions, including the formulation of management strategies and management plans, and will serve as the core values for all employees.

The details of the Group management philosophy are set forth below. The Group’s holding company, commercial bank, trust bank and securities company have adopted the Group’s management philosophy as their own respective management philosophy, and the entire Group will strive to comply with this philosophy.

Group’s Management Philosophy

1.	We will respond promptly and accurately to the diverse needs of our customers around the world and seek to inspire their trust and confidence.

2.	We will offer innovative and high-quality financial services by actively pursuing the cultivation of new business areas and developing new technologies.

3.	We will comply strictly with all laws and regulations and conduct our business in a fair and transparent manner to gain the public’s trust and confidence.

4.	We will seek to inspire the trust of our shareholders by enhancing corporate value through continuous business development and appropriate risk management, and by disclosing corporate information in a timely and appropriate manner.

5.	We will contribute to progress toward a sustainable society by assisting with development in the areas in which we operate and conducting our business activities with consideration for the environment.

6.	We will provide the opportunities and work environment necessary for all employees to enhance their expertise and make full use of their abilities.

(2)	Basic policy regarding profit distribution

Given the public nature of a bank holding company, it is the Company’s policy to endeavor to maintain stable dividends while improving the Company group’s overall strength in order to bolster its financial health and continued sound management.

For the fiscal year ended March 31, 2006, the Company plans to pay year-end dividends of ¥4,000 per share for common stock. Regarding preferred stock, the Company plans to pay prescribed dividends of ¥30,000 per share for class 3 preferred stock (which, together with the interim dividend, shall result in a total of ¥60,000 per share for the fiscal year ended March 31, 2006), ¥15,900 per share for class 8 preferred stock, ¥18,600 per share for class 9 preferred stock , ¥19,400 per share for class 10 preferred stock, ¥5,300 per share for class 11 preferred stock, and ¥11,500 per share for class 12 preferred stock.

(3)	Basic policy relating to the possible lowering of the minimum investment amount

With regard to the possible lowering of the minimum investment amount of the Company’s common stock, the Company does not believe that it needs to make any actions immediately, after taking into account such factors as the stock price, the number of shareholders, liquidity issues and the transaction costs and potential benefits. The Company, however, will continue to consider, as appropriate, the possibility of lowering the minimum investment amount, taking into account the investors’ needs and the factors described above.

(4)	Management target

MUFG has formulated and submitted to Japan’s Financial Services Agency a new revitalization plan in February 2006. In addition, MUFG has set new financial targets (MUFG consolidated basis) as shown below, and will aim to achieve these targets.

	FY 2008 Target	FY 2009 Target
Consolidated net operating profit*1	Approx. 2,400 billion yen	Approx. 2,500 billion yen
Consolidated expense ratio	Approx. 45%	40-45%
Consolidated net income	Approx. 1,000 billion yen	Approx. 1,100 billion yen
Consolidated ROE*2	Approx. 15%	Approx. 15%

*1	Consolidated net operating profit is consolidated net business profits before consolidation adjustments (management accounting basis, excluding dividend income from subsidiaries.)
*2	The Consolidated ROE target is based on public fund balance being unchanged from December 31, 2005.

Underlying macroeconomic assumptions:

	FY 2006	FY 2007	FY 2008	FY 2009
Real GDP growth rate (annual)	1.6%	1.5%	1.8%	2.1%
Unsecured call rate (O/N)	0.10%	0.23%	0.30%	0.30%
3M Tibor	0.24%	0.37%	0.46%	0.48%
10 year JGB	1.89%	1.94%	2.07%	2.13%
JPY to 1USD	105 yen	105 yen	105 yen	105 yen
Nikkei Stock Average	13,574 yen	13,574 yen	13,574 yen	13,574 yen

(5)	Medium- and long-term management strategy

MUFG is a fully-fledged comprehensive financial group comprising a commercial bank, a trust bank, and a securities company, as well as credit card companies, consumer finance companies, investment trust companies, leasing companies and a U.S. bank (Union Bank of California). The Group aims to unify these Group companies to deliver top quality products and services that meet diverse customer needs. We aim to be No. 1 in service, No.1 in reliability, and No.1 in global coverage and so gain the strong support of customers and society as a premier, comprehensive, global financial group.

No.1 in Service

•	MUFG will leverage its strengths as a comprehensive financial group to provide to its customers with an outstanding level of high-quality service that is matched to their individual needs

•	MUFG will fully utilize the integrated business group system comprising our three core business groups—Retail, Corporate and Trust Assets (asset management and asset administration)—and meet diverse customer needs rapidly and accurately as a unified group that transcends business boundaries.

No.1 in Reliability

•	MUFG aims to be a truly reliable financial group and will strive to further enhance its financial health, implement thorough legal and other compliance and strengthen security. Moreover, we will fulfill our responsibilities to society through enhancing customer satisfaction (CS), pursuing CSR activities that contribute to society and to environmental conservation.

No.1 in Global Coverage

•	MUFG aims to use its Group strengths to the maximum, leveraging the leading global network amongst Japanese banks and talented staff well-versed in the business of each country to swiftly and precisely meet the requirements of customers globally.

(6)	Key issues

Based on a thoroughly customer-oriented approach MUFG aims to earn the highest possible level of endorsement from customers and society with regard to each of the areas of service, reliability and global coverage, and in doing so become a premier, comprehensive, global financial group.

In the Retail business through product development backed up by global strategic alliances we intend to enhance customer satisfaction by providing world-class products and services in a broad range of business areas including sales of investments products, housing loans, consumer finance, inheritance and real estate.

The Corporate business aims to provide top-quality services and innovative products through a broad-ranging and global operational framework comprising banking, trust banking and securities business and intends to secure a clear lead as the No. 1 financial services provider to Japanese companies in Japan and overseas.

The Trust Assets business aims to enhance its product lineup in both asset management and asset administration, and provide full-line services based on an efficient business framework that leverages economies of scale.

Furthermore, MUFG aims to practice stable and highly effective corporate governance. In the holding company we will utilize external viewpoints and enhance management control functions in order to improve the transparency of management of the holding company and to be fully and accurately accountable to all of our shareholders. Also in regard to governance of the entire Group we will implement Group wide risk management and strict compliance, and strengthen the Group’s internal control system.

One of the precepts of the management philosophy of MUFG is ‘to contribute to progress toward a sustainable society by assisting with development in the areas in which we operate and conducting our business activities with consideration for the environment’. Based on this commitment MUFG is practicing management that emphasizes its corporate social responsibilities and aims to secure the public’s trust and confidence and to be a good corporate citizen.

Through steadily implementing the strategy described above the Group will seek to maximize shareholder value.

(7)	Parent Information

Description is omitted since there is no parent company.

3. Result of Operations and Financial Condition

(1)	Result of operations

With respect to the financial and economic environment for the fiscal year ended March 31, 2006, overseas economies such as United States and China showed steady signs of economic growth. Meanwhile, the Japanese economy started off slowly, due mainly to an adjustment in inventory in the IT sector. However, with the rise in exports in summer, along with increases in capital expenditures and the steady rise in private consumption, the Japanese economy moved toward recovery.

Regarding the financial environment, in the United States, the target for the federal funds rate was raised a total of 8 times, from 2.75% to 4.75%. In the EU, the European Central Bank’s policy rate was also raised twice, from 2.0% to 2.5%. Meanwhile, in Japan, the Bank of Japan lifted the quantitative easing policy in March 2006 due to the increases in consumer prices, but short-term interest rates remained at near zero percent. Regarding long-term interest rates, the yield on ten-year Japanese government bonds showed a minor decline during the first half of the fiscal year, but later rose due to anticipation of the lifting of the quantitative easing policy by the Bank of Japan. In the foreign exchange markets, the yen depreciated against the US dollar during the period due to the widening in interest rate differentials between yen and US dollar, taking into account the rise in US interest rates.

Amidst this environment, consolidated net income was ¥770.7 billion, an increase of ¥432.3 billion compared to the previous fiscal year. This increase was primarily due to the following factors.

(Note: The previous fiscal year refers to the consolidated results of former Mitsubishi Tokyo Financial Group (excludes former UFJ Holdings consolidated results))

The first factor was a ¥324.1 billion decrease in total credit costs compared to the previous fiscal year, resulting in a reversal of allowance for credit losses of ¥175.1 billion, due to improvements in our loan portfolio.

The second factor was a ¥456.6 billion increase in net business profits before credit costs for trust accounts and provision for formula allowance for loan losses compared to the previous fiscal year, to ¥1,297.4 billion. This increase was mainly due to an increase in net fees and commissions, primarily attributable to an increase in sales of investment products such as investment trusts, and to an increase in securities related business.

The third factor was the consolidation of UFJ NICOS during this fiscal year, which contributed to the increase in consolidated net income.

Due to the above, our consolidated ordinary profit was ¥1,078.0 billion, an increase of ¥484.7 billion compared to the previous fiscal year, and our consolidated net income was ¥770.7 billion, an increase of ¥432.3 billion compared to the previous fiscal year.

Ordinary profit by business segment was; ¥825.6 billion for the banking segment, ¥204.7 billion for the trust banking segment and ¥80.5 billion for the securities segment. Ordinary profit by geographic segment was; ¥934.6 billion in Japan, ¥122.9 billion in North America, ¥7.4 billion in Europe and the Middle East, ¥45.4 billion in Asia and Oceania excluding Japan, and ¥3.8 billion in Latin America, respectively.

The Company has the following earning projections for the fiscal year ending March 31, 2007.

Consolidated ordinary income	Consolidated ordinary profit	Consolidated net income
¥5,460.0 billion	¥1,430.0 billion	¥750.0 billion

(Reference)

1. Projected net income per common share (consolidated)		¥75,673.58
2. Projected net income per common share (non-consolidated)		¥13,616.02
3. Projected dividend per share	common stock	¥7,000
	preferred stock-class3	¥60,000
	preferred stock-class8	¥15,900
	preferred stock-class9	¥18,600
	preferred stock-class10	¥19,400
	preferred stock-class11	¥5,300
	preferred stock-class12	¥11,500

(2)	Financial condition

Loans and bills discounted increased by ¥39,316.4 billion compared to the previous fiscal year, to ¥85,763.1 billion at March 31, 2006. This change consisted mainly of an increase of ¥41,252.7 billion in domestic loans, an increase of ¥3,844.6 billion in loans made by overseas branches, an increase of ¥612.9 billion in loans made by overseas subsidiaries, and an increase of ¥10,308.5 billion in domestic housing loans.

Investment securities increased by ¥19,685.5 billion compared to the previous fiscal year, to ¥48,508.9 billion at March 31, 2006.

Total shareholders’ equity increased by ¥2,950.0 billion compared to the previous fiscal year, to ¥7,727.8 billion at March 31, 2006.

For the fiscal year ended March 31, 2006, net cash used by operating activities were ¥7,731.5 billion, net cash provided in investing activities were ¥3,847.4 billion and net cash used by financing activities were ¥277.4 billion. As a result, the balance of cash and cash equivalents at March 31, 2006 was ¥6,238.5 billion.

The Company’s consolidated risk adjusted capital ratio (based on the standards of the BIS) was 12.20% (Preliminary basis) at March 31, 2006.

The following table shows the Company’s consolidated risk adjusted capital ratio at March 31, 2005, September 30, 2005 and March 31, 2006.

	(in billions except for percentages)
	At March 31, 2005	At September 30, 2005	At March 31, 2006 (Preliminary basis)
Tier I capital	¥4,286.7	¥4,646.9	¥7,501.6
Tier II capital	¥3,250.9	¥3,498.9	¥6,293.7
Tier III capital	—	—	—
Deduction from total qualifying capital	¥915.0	¥922.5	¥331.9
Total qualifying capital	¥6,622.6	¥7,223.3	¥13,463.3
Risk-adjusted assets	¥56,270.5	¥60,140.3	¥110,303.4
Consolidated risk-adjusted capital ratio (based on the standards of the BIS)	11.76%	12.01%	12.20%

(3)	Risk relating to the business etc.

The Company’s business and results of operations may be materially affected for a wide range of possible reasons (which may include those material to investors), including:

•	Risk relating to the integration of our group’s operation (in particular, risks relating to integration of our systems);

•	Increase of problem loans and credit-related expenses;

•	Risks relating to the establishment of internal controls;

•	Possible negative effects to our equity portfolio;

•	Risks relating to trading and investment activities;

•	Changes in interest rates in Japan or elsewhere in the world;

•	Inability to maintain BIS capital ratios above minimum levels;

•	Downgrade of the Company’s credit ratings and the negative effect on the Company’s treasury operations;

•	Ineffectiveness or failure of the Company’s business strategies;

•	Risks accompanying the expansion of the Company’s operation and the range of products and services;

•	Decline in the results of operations and financial conditions of the Company’s subsidiaries;

•	Deterioration of economic conditions in Japan or elsewhere in the world (especially in Asian and Latin American countries);

•	Fluctuations in foreign currency exchange rates;

•	Risks relating to the increase of the Company’s pension obligations;

•	Events that obligate the Company to compensate for losses in loan trusts and jointly operated designated money in trusts;

•	Disruption or impairment of the Company’s business or operations due to external circumstances or events (such as the destruction or impairment of the Company’s business sites and terrorist attacks);

•	Risks relating to the Company’s capabilities to protect confidential information;

•	Risks relating to regulatory developments or changes in laws, rules, including accounting rules, governmental policies and economic controls;

•	Increase in competitive pressures;

•	Risks inherent in the Company’s holding company structure; and

•	Possible negative effects related to owning our shares.

•	Failure to achieve certain business plans or operating targets

For a detailed discussion of these risk factors and other risks, uncertainties, possible changes and others, please see the Company’s most recent publicly announced information including the latest Disclosure Booklet and Annual Report of the Company.

(Japanese GAAP)

Mitsubishi UFJ Financial Group, Inc. and Consolidated Subsidiaries

Consolidated Balance Sheets

		As of March 31, 2005
(in millions of yen)	As of March 31, 2006 (A)	(MTFG) (B)	(Reference) (UFJHD)	(A) - (B)
Assets:
Cash and due from banks	12,347,561	8,655,835	5,930,442	3,691,726
Call loans and bills bought	2,467,717	930,495	365,723	1,537,222
Receivables under resale agreements	1,077,911	500,490	1,778,607	577,420
Receivables under securities borrowing transactions	5,425,527	5,791,884	2,404,996	(366,356)
Commercial paper and other debt purchased	2,675,007	2,055,184	398,136	619,822
Trading assets	10,070,779	7,552,891	5,298,794	2,517,888
Money held in trust	410,545	456,481	57,019	(45,936)
Investment securities	48,508,977	28,823,427	21,770,762	19,685,549
Allowance for losses on investment securities	(26,663)	(1,198)	(4,125)	(25,465)
Loans and bills discounted	85,763,106	46,446,670	37,354,415	39,316,435
Foreign exchanges	1,267,808	677,907	653,615	589,900
Other assets	6,517,435	3,203,407	2,155,598	3,314,027
Premises and equipment	1,517,892	851,166	648,145	666,725
Deferred tax assets	705,140	485,078	1,122,422	220,061
Goodwill	145,250	—	3,076	145,250
Customers’ liabilities for acceptances and guarantees	9,533,542	4,595,401	4,088,890	4,938,141
Allowance for loan losses	(1,360,745)	(739,617)	(1,472,861)	(621,128)

Total assets	187,046,793	110,285,508	82,553,660	76,761,285

Liabilities:
Deposits	118,988,093	67,548,724	50,725,723	51,439,368
Negotiable certificates of deposit	6,586,425	2,824,981	3,857,874	3,761,444
Call money and bills sold	9,428,846	9,169,566	4,765,662	259,279
Payables under repurchase agreements	4,885,491	2,908,795	2,906,021	1,976,695
Payables under securities lending transactions	4,339,568	2,923,613	2,261,850	1,415,954
Commercial paper	309,384	495,034	97,638	(185,649)
Trading liabilities	4,361,905	3,364,589	3,753,343	997,316
Borrowed money	2,974,031	1,258,600	1,384,986	1,715,431
Foreign exchanges	1,312,568	927,845	148,942	384,722
Short-term corporate bonds	490,700	905,700	464,200	(415,000)
Bonds and notes	6,634,559	4,161,181	2,564,335	2,473,377
Bonds with warrants	49,165	49,165	—	—
Due to trust account	2,429,068	1,231,315	1,241,919	1,197,753
Other liabilities	4,469,097	2,514,606	1,457,546	1,954,490
Reserve for employees’ bonuses	50,857	20,444	9,895	30,413
Reserve for employees’ retirement benefits	82,239	39,483	13,537	42,755
Reserve for possible losses related to land trust	—	—	14,522	—
Reserve for expenses related to EXPO 2005 Japan	—	265	—	(265)
Reserves under special laws	2,058	1,457	322	601
Deferred tax liabilities	81,963	56,792	28,784	25,171
Deferred tax liabilities on land revaluation excess	210,875	133,149	75,230	77,725
Acceptances and guarantees	9,533,542	4,595,401	4,088,890	4,938,141

Total liabilities	177,220,444	105,130,715	79,861,227	72,089,728

Minority interest	2,098,512	376,966	1,512,334	1,721,545

Shareholders’ equity:
Capital stock	1,383,052	1,383,052	1,000,000	—
Capital surplus	1,915,855	955,067	1,233,741	960,787
Retained earnings	3,325,980	1,824,292	(1,325,433)	1,501,687
Land revaluation excess	149,534	149,583	110,534	(49)
Unrealized gains on securities available for sale	1,769,525	591,142	257,526	1,178,382
Foreign currency translation adjustments	(42,168)	(121,752)	(93,579)	79,584
Less treasury stock	(773,941)	(3,559)	(2,691)	(770,381)

Total shareholders’ equity	7,727,837	4,777,825	1,180,098	2,950,011

Total liabilities, minority interest and shareholders’ equity	187,046,793	110,285,508	82,553,660	76,761,285

See Notes to Consolidated Financial Statements.

(Japanese GAAP)

Mitsubishi UFJ Financial Group, Inc. and Consolidated Subsidiaries

Consolidated Statements of Operations

	For the year ended March 31, 2006 (A)	For the year ended March 31,2005
(in millions of yen)		(MTFG) (B)	(Reference) (UFJHD)	(A) - (B)
Ordinary income:
Interest income:	2,365,923	1,426,668	1,017,174	939,254
(Interest on loans and discounts)	1,411,124	849,596	724,685	561,528
(Interest and dividends on securities)	598,194	350,725	210,231	247,468
Trust fees	122,898	100,959	51,236	21,938
Fees and commissions	1,000,853	567,954	496,579	432,899
Trading profits	148,524	126,712	55,578	21,812
Other business income	391,226	211,297	447,650	179,928
Other ordinary income	264,524	194,917	237,153	69,606

Total ordinary income	4,293,950	2,628,509	2,305,373	1,665,440

Ordinary expenses:
Interest expense:	884,422	419,691	213,741	464,730
(Interest on deposits)	414,861	198,454	76,702	216,407
Fees and commissions	117,058	68,402	71,308	48,656
Trading losses	1,113	1,385	1,648	(272)
Other business expenses	170,456	113,072	212,486	57,384
General and administrative expenses	1,663,458	1,046,421	730,478	617,037
Other ordinary expenses	379,380	386,245	1,572,541	(6,865)

Total ordinary expenses	3,215,888	2,035,218	2,802,204	1,180,670

Ordinary profit	1,078,061	593,291	(496,830)	484,770
Special gains	451,571	76,855	311,345	374,715
Special losses	28,535	14,670	49,057	13,864
Income before income taxes and others	1,501,097	655,475	(234,542)	845,621
Income taxes-current	108,982	69,321	17,871	39,660
Income taxes-deferred	525,011	208,966	280,121	316,045
Minority interest	96,383	38,771	21,995	57,612

Net income	770,719	338,416	(554,532)	432,302

See Notes to Consolidated Financial Statements.

(Japanese GAAP)

Mitsubishi UFJ Financial Group, Inc. and Consolidated Subsidiaries

Consolidated Statements of Capital Surplus and Retained Earnings

	For the year ended March 31, 2006 (A)	For the year ended March 31,2005		(A) - (B)
(in millions of yen)		(MTFG) (B)	(Reference) (UFJHD)
Consolidated Statements of Capital Surplus
Balance of capital surplus at beginning of fiscal year	955,067	931,309	1,233,725	23,758

Increase:	1,082,887	146,005	15	936,882
Gains on sales of treasury stock, net of income taxes	5,001	—	15	5,001
Increase due to merger	1,077,885	—	—	1,077,885
Issuance of common stock due to capital increase	—	125,000	—	(125,000)
Issuance of common stock due to stock exchange	—	21,005	—	(21,005)

Decrease:	(122,100)	(122,246)	—	146
Redemption of preferred stock	(122,100)	(122,100)	—	—
Losses on sales of treasury stock, net of income taxes	—	(146)	—	146

Balance of capital surplus at end of fiscal year	1,915,855	955,067	1,233,741	960,787

Consolidated Statements of Retained Earnings
Balance of retained earnings at beginning of fiscal year	1,824,292	1,506,576	(760,566)	317,716

Increase:	1,574,715	363,470	2,528	1,211,244
Net income	770,719	338,416	—	432,302
Reduction in land revaluation excess	646	8,057	2,528	(7,410)
Increase due to increase of consolidated subsidiaries and companies accounted for by the equity method resulting from merger	424,869	—	—	424,869
Increase due to merger	378,402	—	—	378,402
Decrease in company accounted for by the equity method	76	—	—	76
Increase in company accounted for by the equity method	—	16,802	—	(16,802)
Decrease in consolidated subsidiaries	—	195	—	(195)

Decrease:	(73,027)	(45,754)	(567,395)	(27,272)
Cash dividends	(64,222)	(45,674)	(12,861)	(18,548)
Bonuses to directors of consolidated subsidiaries	(47)	(80)	(2)	33
Standard accounting change in overseas consolidated subsidiary	(8,023)	—	—	(8,023)
Actuarial differences based on UK’s Accounting Standards for retirement benefits	(734)	—	—	(734)
Net loss	—	—	(554,532)	—

Balance of retained earnings at end of fiscal year	3,325,980	1,824,292	(1,325,433)	1,501,687

See Notes to Consolidated Financial Statements.

(Japanese GAAP)

Mitsubishi UFJ Financial Group, Inc. and Consolidated Subsidiaries

Consolidated Statements of Cash Flows

	For the year ended March 31, 2006 (A)	For the year ended March 31,2005		(A) - (B)
(in millions of yen)		(MTFG) (B)	(Reference) (UFJHD)
Cash flows from operating activities:
Income before income taxes and others	1,501,097	655,475	(234,542)	845,621
Depreciation	158,500	109,558	21,182	48,941
Impairment losses	12,613	5,059	—	7,554
Goodwill amortization	13,350	6,301	2,549	7,049
Equity in loss (earnings) of affiliates	(15,768)	(17,686)	(3,355)	1,918
Increase (decrease) in allowance for loan losses	(609,947)	(89,569)	(634,594)	(520,377)
Increase (decrease) in allowance for losses on investment securities	5,944	(523)	2,963	6,468
Increase (decrease) in reserve for Losses on Supports of Specific Borrowers	—	—	(5,057)	—
Increase (decrease) in reserve for employees’ bonuses	10,332	3,560	(6,307)	6,771
Increase (decrease) in reserve for employees’ retirement benefits	9,410	6,403	1,653	3,007
Increase (decrease) in reserve for expenses related to EXPO 2005 Japan	(265)	107	—	(373)
Increase (decrease) in reserve for Possible Losses Related to Land Trust	—	—	14,522	—
Interest income recognized on statement of operations	(2,365,923)	(1,426,668)	(1,017,174)	(939,254)
Interest expenses recognized on statement of operations	884,422	419,691	213,741	464,730
Investment securities losses (gains)	24,800	13,414	58,748	11,385
Losses (gains) on money held in trust	1,577	(2,091)	19,273	3,669
Foreign exchange losses (gains)	(594,836)	(109,940)	(76,371)	(484,896)
Losses (gains) on sales of premises and equipment	6,711	4,277	(39,975)	2,433
Net decrease (increase) in trading assets	(728,864)	(962,201)	(2,481,032)	233,336
Net increase (decrease) in trading liabilities	38,500	526,116	1,550,355	(487,615)
Adjustment of unsettled trading accounts	(2,548)	(435,610)	—	433,062
Net decrease (increase) in loans and bills discounted	1,171,067	134,069	4,978,360	1,036,997
Net increase (decrease) in deposits	(779,018)	1,430,647	(2,252,840)	(2,209,665)
Net increase (decrease) in negotiable certificates of deposit	788,115	5,295	(1,656,527)	782,820
Net increase (decrease) in debentures	—	(265,056)	—	265,056
Net increase (decrease) in borrowed money (excluding subordinated borrowings)	(1,106,071)	(45,093)	118,140	(1,060,978)
Net decrease (increase) in due from banks (excluding cash equivalents)	79,100	(934,998)	(197,708)	1,014,098
Net decrease (increase) in call loans and bills bought and others	(2,049,484)	112,285	(1,280,224)	(2,161,769)
Net decrease (increase) in receivables under securities borrowing transactions	990,252	(231,517)	(135,576)	1,221,770
Net increase (decrease) in call money and bills sold and others	(6,558,773)	1,830,923	2,116,641	(8,389,696)
Net increase (decrease) in commercial paper	(390,842)	(138,458)	(200,090)	(252,383)
Net increase (decrease) in payables under securities lending transactions	1,703,516	(475,861)	497,752	2,179,377
Net decrease (increase) in foreign exchanges (assets)	72,230	(118,525)	(40,230)	190,755
Net increase (decrease) in foreign exchanges (liabilities)	172,791	(153,425)	(39,052)	326,217
Net increase (decrease) in issuance and redemption of short-term corporate bonds	(618,800)	565,500	394,200	(1,184,300)
Net increase (decrease) in issuance and redemption of unsubordinated bonds and notes	(69,434)	150,572	(95,254)	(220,006)
Net increase (decrease) in due to trust account	(702,544)	(148,953)	(512,158)	(553,590)
Interest income (cash basis)	2,306,151	1,437,507	1,009,581	868,644
Interest expenses (cash basis)	(870,972)	(370,437)	(206,116)	(500,535)
Other	(121,625)	(81,723)	(184,693)	(39,901)

Sub-total	(7,635,235)	1,408,420	(299,219)	(9,043,656)
Income taxes	(96,307)	(118,928)	(14,110)	22,620

Net cash provided by (used in) operating activities	(7,731,543)	1,289,492	(313,329)	(9,021,035)

Cash flows from investing activities:
Purchases of investment securities	(79,057,072)	(73,847,581)	(51,209,102)	(5,209,491)
Proceeds from sales of investment securities	46,756,075	38,695,854	35,222,409	8,060,221
Proceeds from maturities of investment securities	36,335,535	34,765,675	16,897,698	1,569,860
Increase in money held in trust	(67,367)	(42,996)	(101,293)	(24,371)
Decrease in money held in trust	156,859	56,450	157,510	100,409
Purchases of premises and equipment	(278,538)	(38,372)	(117,118)	(240,165)
Proceeds from sales of premises and equipment	24,475	24,782	152,153	(306)
Decrease in transfer of operations by consolidated subsidiaries	—	(14,739)	—	14,739
Additional purchases of equity of consolidated subsidiaries	(17,307)	(1,319)	—	(15,987)
Purchases of consolidated subsidiaries	—	—	(2,761)	—
Proceeds from sales of equity of subsidiaries resulting exclusion from consolidation	(5,208)	17	4,563	(5,226)

Net cash provided by (used in) investing activities	3,847,452	(402,229)	1,004,061	4,249,682

Cash flows from financing activities:
Increase in subordinated borrowings	305,401	128,200	—	177,201
Decrease in subordinated borrowings	(282,532)	(118,150)	(54,145)	(164,382)
Increase in subordinated bonds and notes and bonds with warrants	563,307	349,028	43,063	214,278
Decrease in subordinated bonds and notes and bonds with warrants	(494,204)	(88,540)	(79,723)	(405,664)
Proceeds from issuance of common stock	—	252,683	—	(252,683)
Proceeds from issuance of common stock to minority shareholders	668,947	7,852	700,000	661,094
Decrease in redemption of preferred stock	(172,100)	(122,100)	—	(50,000)
Dividends paid by the parent	(64,222)	(45,645)	(12,861)	(18,577)
Dividends paid by subsidiaries to minority shareholders	(6,316)	(10,499)	(27,206)	4,182
Purchases of treasury stock	(775,241)	(921)	(897)	(774,320)
Proceeds from sales of treasury stock	4,932	1,163	45	3,769
Purchases of treasury stock by consolidated subsidiaries	(28,572)	(21,436)	—	(7,136)
Proceeds from sales of treasury stock by consolidated subsidiaries	3,127	287	—	2,839
Other	—	—	(142)	—

Net cash provided by (used in) financing activities	(277,474)	331,922	568,132	(609,397)
Effect of exchange rate changes on cash and cash equivalents	85,502	(8,208)	1,201	93,711

Net increase (decrease) in cash and cash equivalents	(4,076,061)	1,210,977	1,260,065	(5,287,038)
Cash and cash equivalents at beginning of fiscal year	4,243,076	3,034,525	3,617,827	1,208,551
Decrease in cash and cash equivalents due to deconsolidation of subsidiaries	(33,653)	(2,425)	—	(31,227)
Increase in cash and cash equivalents due to merger	6,105,186	—	—	6,105,186

Cash and cash equivalents at end of fiscal year	6,238,548	4,243,076	4,877,893	1,995,471

See Notes to Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

Notes related to the Consolidated Balance Sheet as of March 31, 2006 are as follows:

1. Basis of Presentation

The accompanying Consolidated Balance Sheet of Mitsubishi UFJ Financial Group, Inc. (“MUFG”) and its subsidiaries is compiled as required by the Banking Law and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as compared to application and disclosure requirements of International Financial Reporting Standards. For the convenience of readers, the presentation is modified in certain respects from the original Japanese report. The amounts are presented in millions of yen and are rounded down to the nearest million.

2. Trading Assets and Liabilities

Transactions for trading purposes (for the purpose of seeking to capture gains arising from short-term changes in interest rates, currency exchange rates or market prices of securities and other market-related indices or from gaps among markets) are included in Trading assets and Trading liabilities on a trade date basis.

Trading assets and Trading liabilities are stated at market value at fiscal year end.

3. Investment Securities

Debt securities being held to maturity are stated at amortized cost computed by the moving-average method (with straight-line amortization). Investments in non-consolidated subsidiaries and affiliates that are not accounted for under the equity method are stated at moving average cost. Other securities (securities available for sale) whose current value can be estimated are stated at market value at fiscal year end (the sale cost is calculated by the moving-average method). Other non-marketable securities are stated at cost or amortized cost computed by the moving-average method. Unrealized gains and losses on securities available for sale are included in shareholders’ equity, net of income taxes, except in the case of securities with embedded derivatives, which are measured at fair value in their entirety with the change in fair value recognized in current earnings.

4. Securities in Money Held in Trust

The securities, in which the money in trust is invested, are also accounted for on the same basis as stated above in notes 2 and 3. Unrealized gains and losses on Money held in trust other than for trading purposes and held to maturity are included in shareholders’ equity, net of income taxes.

5. Derivatives

Derivatives for purposes other than trading are stated at market value in principle.

6. Premises and Equipment

Depreciation for buildings and equipment of MUFG, its domestic banking subsidiary and trust banking subsidiary is computed using the declining-balance method.

Principal estimated useful lives are as follows:

Buildings	15 years to 50 years
Equipment and furniture	2 years to 20 years

Depreciation for buildings and equipment of other consolidated subsidiaries is computed principally using the straight-line method based on the estimated useful lives.

7. Software

Costs of computer software developed or obtained for internal use are deferred and amortized using the straight-line method over the estimated useful lives of 3 to 10 years.

8. Bond Discounts, Bond Issuance Costs

Bond discounts are amortized over the remaining life of the bond.

In addition, bond issuance costs are charged to expenses when incurred.

9. Translation of Foreign Currency Items

Foreign currency assets and liabilities and overseas branches’ accounts of MUFG’s domestic banking subsidiary and trust banking subsidiary are principally translated into yen equivalents at exchange rates prevailing at fiscal year end, except for equity securities of affiliated companies which are translated into yen equivalents at exchange rates prevailing at the acquisition date of those securities.

Foreign currency assets and liabilities of other consolidated subsidiaries are principally translated into yen equivalents at exchange rates prevailing at the fiscal year end of each company.

10. Allowance for Loan Losses

An allowance for loan losses for MUFG’s primary domestic consolidated subsidiaries is provided as detailed below, pursuant to the internal rules for the self-assessment of asset quality and the internal rules for providing allowances for credit losses:

For claims to debtors who are legally bankrupt (due to bankruptcy, special liquidation, the suspension of transactions with banks by the rules of clearing houses, etc.) or virtually bankrupt, an allowance is provided based on the amount of the claim, after charge-offs as stated below, and net of amounts expected to be collected through the disposal of collateral or the execution of guarantees.

For claims to debtors who are likely to become bankrupt and for which future cash flows could not be reasonably estimated, an allowance is provided for the amount considered to be necessary based on an overall solvency assessment performed for the amount of the claim, net of amounts expected to be collected through the disposal of collateral or the execution of guarantees.

For claims to debtors who are likely to become bankrupt or are to be closely watched and for which future cash flows could be reasonably estimated, an allowance is provided for the difference between the present value of the expected future cash flows discounted at the contracted interest rate and the carrying value of the claim.

For other claims, an allowance is provided based on historical loan loss experience.

An allowance for loans to specific foreign borrowers is provided based on the amount of expected losses due to the political and economic situation of their respective countries.

All claims are assessed by the branches and credit supervision divisions based on the internal rules for the self-assessment of asset quality. The credit examination divisions, which are independent from the branches and the credit supervision divisions, subsequently conduct audits of their assessments, and an allowance is provided based on the audit results.

For collateralized or guaranteed claims to debtors who are legally bankrupt or virtually bankrupt, the amount of claims exceeding the estimated value of the collateral or guarantees, which is deemed uncollectible, has been charged-off. The amount was ¥1,150,775 million.

An allowance for loan losses of other consolidated subsidiaries is provided based on historical loan loss experience or estimated collectibility of specific claims.

11. Allowance for Losses on Investment Securities

An allowance for losses on investment securities is provided for possible losses on securities and other investments based on the amount necessary, considering the financial conditions of the issuing companies.

12. Reserve for Employees’ Bonuses

A reserve for employees’ bonuses is provided for the payment of employees’ bonuses based on the estimated amount of the future payments attributed to the current fiscal year.

13. Reserve for Employees’ Retirement Benefits

A reserve for employees’ retirement benefits is provided for the payment of employees’ retirement benefits based on the estimated amount of the actuarial retirement benefit obligation and the related pension assets. Prior service cost is amortized using the straight-line method over 10 years. Net actuarial gain (loss) is amortized using the straight-line method over 10 years commencing from the next fiscal year after occurrence.

14. Equipment Used under Finance Lease Agreements

Equipment used under finance lease agreements is accounted for as equipment leased under operating leases, except for those leases which transfer ownership of the leased equipment to the lessee, in which case the equipment is capitalized.

15. Hedge Accounting for Interest Rate Risks

With respect to hedge accounting for interest rate risks arising from financial assets and liabilities, MUFG’s domestic banking subsidiary and trust banking subsidiary, have principally adopted portfolio hedges or individual hedges as prescribed in Industry Audit Committee Report No. 24, “Treatment of Accounting and Auditing of Application of Accounting Standard for Financial Instruments in the Banking Industry”, issued by the Japanese Institute of Certified Public Accountants (the “JICPA”) on February 13, 2002 and Accounting Committee Report No. 14, “Practical Guidelines for Accounting for Financial Instruments”, issued by the JICPA on January 31, 2000. The method of hedge accounting is the deferral method.

With respect to hedging activities to offset changes in the fair value of fixed rate deposits and loans etc., MUFG’s domestic banking subsidiary and trust banking subsidiary distinguish hedged items by grouping the hedged items by their maturities and designate interest rate swap transactions etc. as hedging instruments individually or in accordance with Industry Audit Committee Report No. 24. With respect to hedging activities offsetting changes in the fair value of fixed rate bonds, they distinguish hedged items by the individual bond or identical types of bonds and designate interest rate swap transactions etc. as hedging instruments. Since material terms related to the hedged items and hedging instruments are substantially identical, the hedge relationship is deemed to be highly effective and hedge effectiveness testing is substituted by the identicalness.

With respect to hedging activities to fix forecasted cash flows on variable rate or short-term fixed rate deposits and loans etc., MUFG’s domestic banking subsidiary and trust banking subsidiary distinguish hedged items by grouping the hedged items by their index interest rates and repricing terms and designate interest rate swap transactions etc. as hedging instruments in accordance with Industry Audit Committee Report No. 24. Since material terms related to the hedged items and hedging instruments are substantially identical, the hedge relationship is deemed to be highly effective and hedge effectiveness testing is substituted by the identicalness. Hedge effectiveness is also tested by the correlation of fluctuation factors in interest rates.

Deferred hedge losses and deferred hedge gains recorded on the balance sheet as of March 31, 2003 as a result of macro hedge accounting are realized as expenses or income over the remaining lives of the hedging instruments (at most 15 years from 2003). Deferred hedge losses and deferred hedge gains attributable to macro hedge accounting as of March 31, 2006 were ¥74,670 million and ¥105,730 million, respectively.

16. Hedge Accounting for Foreign Exchange Risks

With respect to hedge accounting for foreign exchange risks attributable to foreign currency denominated financial assets and liabilities, MUFG’s domestic banking subsidiary and trust banking subsidiary have applied deferral hedge accounting. They have distinguished hedged items by grouping the foreign currency denominated financial assets and liabilities by currencies and designating currency swap transactions and forward exchange contracts (fund swap transactions) as hedging instruments, pursuant to Industry Audit Committee Report No. 25, “Treatment of Accounting and Auditing concerning Accounting for Foreign Currency Transactions in the Banking Industry”, issued by the JICPA on July 29, 2002.

They also engage in “portfolio hedging” to hedge foreign exchange risk attributable to foreign currency denominated investments in affiliated companies and foreign currency denominated securities available for sale (other than bonds), using foreign currency denominated liabilities and forward exchange contracts as hedging instruments. They apply the deferral hedge method to foreign currency denominated investments in affiliated companies and the fair value hedge method to foreign currency denominated securities available for sale (other than bonds).

17. Intercompany and Intracompany Swap Transactions

With respect to intercompany and intracompany derivative transactions, realized gains (losses) or valuation gains (losses) on interest rate swap transactions and currency swap transactions are reported in current earnings or deferred as assets or liabilities without elimination, if mirror transactions with the third parties against these swap transactions are designated as hedging instruments, and are appropriately conducted in conformity with the non-arbitrary and strict hedging policy, in accordance with Industry Audit Committee Reports No. 24 and No. 25.

18. Consumption Taxes

The National Consumption Tax and the Local Consumption Tax are excluded from transaction amounts. The portions of the National Consumption Tax and the Local Consumption Tax, which were paid on the purchase of premises and equipment and which are not deductible as a tax credit, are charged to expenses when incurred.

19. Reserves under Special Laws

Pursuant to Article 81 of the Financial Futures Transactions Law, a reserve of ¥31 million for contingent liabilities from the brokering of financial futures transactions was provided.

Pursuant to Article 51 of the Securities and Exchange Law, a reserve of ¥2,027 million for contingent liabilities from the brokering of securities transactions was provided.

20. Amount Due from the Directors of MUFG

The amount due from the directors of MUFG was ¥10 million.

21. Accumulated Depreciation

Accumulated depreciation on premises and equipment was ¥1,025,839 million.

22. Accumulated Deferred Gains on Sales of Real Estate

Accumulated deferred gains on sales of real estate of ¥94,352 million were deducted from the acquisition cost of newly acquired premises and equipment.

23. Lease Contracts

Other than the premises and equipment which are reported on the consolidated balance sheet, some electronic computers are under lease contracts.

24. Nonaccrual Loans

Loans to customers in bankruptcy and past due loans are included in Loans and bills discounted; the amounts were ¥58,404 million and ¥900,179 million, respectively. The amount of past due loans included loans of ¥93 million entrusted to the Resolution and Collection Corporation, which facilitates the removal of problem loans from the balance sheet.

Loans are generally placed on nonaccrual status when substantial doubt is judged to exist as to the ultimate collectibility of either the principal or interest if they are past due for a certain period or for other reasons. Loans to customers in bankruptcy represent nonaccrual loans, after the partial charge-off of claims deemed uncollectible, to debtors who are legally bankrupt, as defined in Article 96, Paragraph 1, Subparagraphs 3 and 4 of the Enforcement Ordinance for the Corporation Tax Law. Past due loans are nonaccrual loans other than loans to customers in bankruptcy and loans for which interest payments are deferred in order to assist the financial recovery of debtors in financial difficulties.

25. Accruing Loans Contractually Past Due 3 Months or More

Accruing loans contractually past due 3 months or more are included in Loans and bills discounted; the amount was ¥22,856 million. Loans classified as loans to customers in bankruptcy or past due loans are excluded.

26. Restructured Loans

Restructured loans are included in Loans and bills discounted; the amount was ¥999,497 million. Such restructured loans are loans on which concessions (e.g. reduction of the stated interest rate, deferral of interest payment, extension of maturity date, reduction of the face amount or maturity amount of the debt or accrued interest) have been granted to debtors in financial difficulties to assist them in their financial recovery and in eventually being able to repay to creditors. Loans classified as loans to customers in bankruptcy, past due loans or accruing loans contractually past due 3 months or more are excluded.

27. Nonaccrual Loans, Accruing Loans Contractually Past Due 3 Months or More and Restructured Loans

The total amount of nonaccrual loans, accruing loans contractually past due 3 months or more and restructured loans was ¥1,980,937 million. The amount of past due loans included loans of ¥93 million entrusted to the Resolution and Collection Corporation, which facilitates the removal of problem loans from the balance sheet.

The amounts reflected in Notes 24 to 27 represent the gross receivable amounts, prior to the reduction for the allowance for loan losses.

28. Bills Discounted

Bills discounted are accounted for as secured lending transactions in conformity with Industry Audit Committee Report No. 24. Bills accepted by other banks, commercial bills, bills of exchange, and foreign bills bought discounted by MUFG’s domestic banking subsidiary and trust banking subsidiary are permitted to be sold or pledged; the total face value was ¥1,257,827 million.

29. Assets Pledged

Assets pledged as collateral were as follows:

Cash and due from banks	¥4,378 million
Trading assets	¥418,521 million
Investment securities	¥2,825,117 million
Loans and bills discounted	¥5,383,140 million
Other assets	¥9,972 million
Premises and equipment	¥267 million

Liabilities related to the pledged assets were as follows:

Deposits	¥269,265 million
Call money and bills sold	¥7,808,300 million
Borrowed money	¥98,131 million
Bonds and notes	¥22,436 million
Other liabilities	¥7,783 million
Acceptances and guarantees	¥1,482 million

In addition, Cash and due from banks of ¥367,926 million, Trading assets of ¥497 million, Investment securities of ¥11,674,841 million, Loans and bills discounted of ¥1,472,302 million and Other assets of ¥50,972 million were pledged as collateral for the settlement of exchange or derivatives transactions or as valuation margin.

Commercial paper and other debt purchased of ¥71,101 million, Trading assets of ¥4,174,287 million and Investment securities of ¥3,570,709 million were sold under repurchase agreements or lent under secured lending transactions. There were corresponding payables under repurchase agreements of ¥3,847,391 million and Payables under securities lending transactions of ¥3,354,784 million.

Bills rediscounted are accounted for as secured borrowing transactions in conformity with Industry Audit Committee Report No. 24. The total face value of bills accepted by other banks, commercial bills and bills of exchange rediscounted by MUFG’s domestic banking subsidiary and trust banking subsidiary was ¥31,975 million.

30. Land Revaluation Excess

Pursuant to the Law concerning the Revaluation of Land, promulgated on March 31, 1998, land used for business operations of domestic subsidiaries has been revalued as of the following dates. The land revaluation excess is included in Shareholders’ equity, net of income taxes. The land revaluation excess includes MUFG’s ownership percentage of affiliated companies’ land revaluation excess.

Date of the revaluation:

Domestic banking subsidiary	March 31, 1998

Domestic trust banking subsidiary	March 31, 2002 and March 31, 1998

Other domestic subsidiaries	December 31, 2001

The method of the revaluation as set forth in Article 3, Paragraph 3 of the Law:

The land price for the revaluation is determined based on the published land price under the Land Price Publication Law defined by Article 2, Subparagraph 1 of the Enforcement Ordinance for the Law concerning the Revaluation of Land, and based on the standard land price determined on the measurement points under the Enforcement Ordinance for the National Land Planning Law defined by Subparagraph 2 of the same Article, and based on the method established and published by the Director General of the National Tax Agency in order to calculate the land value to determine the taxable amount subject to land value tax prescribed by Article 16 of the Land Value Tax Law defined by Subparagraph 4 of the same Article, reflecting appropriate adjustments for land shape and the timing of the assessment and based on real estate appraisal information defined by Subparagraph 5 of the same Article.

The difference between the total fair value of the land used for business operations which had been revalued pursuant to Article 10 of the Law and the total book value of such land as of March 31, 2006 was ¥95,025 million.

Land used for business operations of a certain affiliated company has been revalued as of March 31, 2002 or March 31, 1998.

31. Subordinated Borrowings

Subordinated borrowings of ¥1,283,101 million were included in Borrowed money.

32. Subordinated Bonds

Subordinated bonds of ¥2,969,027 million were included in Bonds and notes.

33. Guaranteed Trusts

The principal amounts of jointly-operated designated money trusts and loan trusts of MUFG’s trust banking subsidiary, for which repayment of the principal to the customers is guaranteed, were ¥1,809,978 million and ¥709,102 million, respectively.

34. Net Assets per Common Share

Net assets per common share were ¥692,792.38.

35. Write Down of Investment Securities

Marketable securities other than trading securities are written down when a decline in the market value below the cost of the securities is substantial and the valuation differences are recognized as losses, based upon the judgment that the decline in market value is other than temporary at the current fiscal year-end. A “substantial decline in the market value” is recognized based on the classification of issuers as follows, pursuant to the internal rules for the self-assessment of asset quality:

Issuers who are legally bankrupt, virtually bankrupt or likely to become bankrupt: Market value is below cost

Issuers who are to be closely watched: Market value is 30% or more below cost

Other issuers: Market value is 50% or more below cost

36. Market Value of Securities

Market value and valuation differences of securities are explained below. Securities below include trading securities, securities related to trading transactions, trading commercial paper and trading short-term corporate bonds classified as Trading assets, negotiable certificates of deposits classified as Cash and due from banks and investments in commodity investment trusts classified as Commercial paper and other debt purchased. The same definition is applied in Notes 36 to 39.

Trading securities

Balance sheet amount	¥8,824,461 million
Valuation losses included in Income before income taxes and others	¥ (22,097) million

Marketable debt securities being held to maturity

	(in millions of yen)
	Balance sheet amount	Market value	Difference	Gains	Losses
Domestic bonds	2,376,562	2,361,806	(14,756)	2,065	16,822
Government bonds	2,253,947	2,237,316	(16,630)	121	16,752
Municipal bonds	85,625	86,821	1,196	1,249	52
Corporate bonds	36,989	37,667	677	694	16
Other securities	432,135	432,335	199	1,596	1,397
Foreign bonds	50,726	50,946	219	1,589	1,370
Other	381,409	381,388	(20)	6	26

Total	2,808,698	2,794,141	(14,556)	3,662	18,219

Marketable securities available for sale

	(in millions of yen)
	Cost	Balance sheet amount	Valuation difference	Gains	Losses
Domestic equity securities	4,485,361	7,466,163	2,980,802	2,996,101	15,298
Domestic bonds	25,621,822	25,411,680	(210,142)	7,277	217,419
Government bonds	23,210,594	23,022,213	(188,381)	4,806	193,187
Municipal bonds	246,784	245,594	(1,189)	933	2,122
Corporate bonds	2,164,443	2,143,871	(20,571)	1,538	22,109
Other securities	9,603,385	9,785,962	182,577	336,347	153,769
Foreign equity securities	67,909	159,483	91,573	92,307	734
Foreign bonds	6,458,140	6,367,170	(90,969)	15,305	106,275
Other	3,077,335	3,259,309	181,973	228,734	46,760

Total	39,710,569	42,663,806	2,953,237	3,339,726	386,488

Among the valuation differences above, the amount of shareholders’ equity, net of income taxes was ¥2,953,241 million as a result of recognizing ¥3 million of loss, which related to the securities with embedded derivatives and measured in their entirety, in current earnings. This amount, gross of ¥17,033 million of unrealized gains on securities as composition asset of unions and net of ¥1,203,058 million of related deferred tax liabilities, was ¥1,767,216 million. Net valuation differences, excluding minority interest of ¥6,693 million and adding MUFG’s ownership percentage of affiliates’ unrealized gains on securities available for sale of ¥8,718 million, were ¥1,769,242 million. These were recorded in Unrealized gains on securities available for sale.

37. Securities Available for Sale Sold

Securities available for sale sold during the fiscal year were as follows:

(in millions)
Proceeds from sales	Gains	Losses
¥47,000,226	¥236,525	¥161,249

38. Securities Not Stated at Market Value

The balance sheet amounts of principal securities not stated at market value were as follows:

Balance sheet amount
Debt Securities being held to maturity
Foreign bonds	¥30,765 million
Securities available for sale
Domestic equity securities	¥668,822 million
Domestic corporate bonds	¥3,445,256 million
Foreign equity securities	¥113,250 million
Foreign bonds	¥114,865 million

39. Redemption Schedule of Bonds

The redemption schedule of bonds classified as securities available for sale and being held to maturity was as follows:

	(in millions of yen)
	Due within 1 year	Due after 1 year through 5 years	Due after 5 years through 10 years	Due after 10 years

Domestic bonds	12,397,660	14,800,383	2,221,806	1,817,606
Government bonds	11,675,719	10,762,375	1,189,204	1,648,860
Municipal bonds	32,704	188,195	110,937	4,341
Corporate bonds	689,236	3,849,812	921,664	164,403
Other bonds	974,684	2,253,307	1,802,597	3,770,459
Foreign bonds	560,492	1,926,088	1,381,721	2,641,512
Other	414,192	327,219	420,875	1,128,946

Total	13,372,345	17,053,690	4,024,403	5,588,065

40. Money Held in Trust

The classification of Money held in trust was as follows:

Money held in trust for trading purposes

Balance sheet amount	¥181,930 million
Valuation gains included in Income before income taxes and others	¥1,163 million

Other Money held in trust

(in millions)
Cost	Balance sheet amount	Valuation differences	Gains	Losses
¥228,138	¥228,614	¥476	¥860	¥384

Of the valuation differences above, ¥282 million which is net of related deferred tax liabilities of ¥193 million of was recorded in unrealized gains on securities available for sale.

41. Securities Lent/Borrowed

Unsecured securities lent for which borrowers have rights of sale or pledge were included in Investment securities; the amount was ¥1,674 million.

With respect to borrowed securities and purchased securities under resale agreements that are permitted to be sold or pledged, ¥3,204,296 million were pledged, ¥742,213 million were lent and ¥6,405,201 million were held at hand at this fiscal year end.

42. Loan Commitments

Contracts of overdraft facilities and loan commitment limits are contracts under which customers are lent to up to the prescribed limits in response to the customers’ application for a loan, as long as there is no violation of any condition in the contracts. The unused amount within the limits relating to these contracts was ¥64,244,371 million.

Since many of these commitments expire without being drawn, the unused amount does not necessarily represent a future cash requirement. Most of these contracts have conditions that allow MUFG and its consolidated subsidiaries to refuse the customers’ application for a loan or decrease the contract limits with proper reasons (e.g. changes in financial situation, deterioration in customers’ creditworthiness, etc). At the inception of the contracts, MUFG and its consolidated subsidiaries obtain real estate, securities, etc. as collateral if considered to be necessary. Subsequently, MUFG and its consolidated subsidiaries perform periodic reviews of the customers’ business results based on internal rules, and take necessary measures to reconsider conditions in contracts and/or require additional collateral and guarantees.

43. Employees’ Retirement Benefits

The funded status and amounts recognized in the Consolidated Balance Sheet were as follows:

(in millions of yen)
Projected benefit obligation	(1,920,216)
Fair value of plan assets	2,380,510

Projected benefit obligation in excess of plan assets	460,294
Unrecognized net obligation at transition	(22)
Unrecognized net actuarial loss	(144,095)
Unrecognized prior service cost	(37,761)

Net amount recognized in the Consolidated Balance Sheet	278,414
Prepaid pension costs	360,653
Reserve for employees’ retirement benefits	(82,239)

44. Suspension of Consolidated Corporate-tax System

MUFG and certain domestic consolidated subsidiaries have suspended the consolidated corporate-tax system from the fiscal year ending March 31, 2006.

Notes related to the Consolidated Statement of Operations for the year ended March 31, 2006 are as follows:

1. Basis of Presentation

The accompanying Consolidated Statement of Operations is compiled as required by the Banking Law and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as compared to application and disclosure requirements of International Financial Reporting Standards. For the convenience of readers, the presentation is modified in certain respects from the original Japanese report. The amounts are presented in millions of yen and are rounded down to the nearest million.

2. Net Income per Common Share

Net income per common share was ¥93,263.15.

3. Net Income per Common Share Adjusted Diluted Securities

Net income per common share adjusted diluted securities was ¥89,842.26.

4. Trading Profits and Losses

Profits and losses on trading transactions (dividends and interest, gains or losses on sales, and valuation gains or losses) are shown as Trading profits or Trading losses on a trade date basis.

5. Other Ordinary Income

Other ordinary income included gains on sales of equity securities of ¥85,843 million.

6. Other Ordinary Expenses

Other ordinary expenses included write-off of loans of ¥121,928 million, losses on sales of loans and other claims of ¥67,490 million and losses on equity securities charge-offs of ¥28,661 million.

Note related to the Consolidated Statement of Capital Surplus and Retained Earnings for the year ended March 31, 2006 is as follows:

1. Basis of Presentation

The accompanying Consolidated Statement of Capital Surplus and Retained Earnings is compiled as required by the Banking Law and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as compared to application and disclosure requirements of International Financial Reporting Standards. For the convenience of readers, the presentation is modified in certain respects from the original Japanese report. The amounts are presented in millions of yen and are rounded down to the nearest million.

Notes related to the Consolidated Statement of Cash flows for the year ended March 31, 2006 is as follows:

1. Basis of Presentation

The accompanying Consolidated Statement of Cash Flows is compiled as required by the Banking Law and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as compared to application and disclosure requirements of International Financial Reporting Standards. For the convenience of readers, the presentation is modified in certain respects from the original Japanese report. The amounts are presented in millions of yen and are rounded down to the nearest million.

2. Definition of Cash and Cash Equivalents

For the purpose of reporting cash flows, cash and cash equivalents are defined as those amounts included in Cash and due from banks excluding time deposits and negotiable certificates of deposits in other banks.

3. Reconciliation to the Cash and Cash Equivalents

The reconciliation of the Cash and due from banks in the Consolidated Balance Sheet to the Cash and cash equivalents at end of fiscal year is as follows:

(in millions)
Cash and due from banks	¥12,347,561
Time deposits and negotiable certificates of deposits in other banks	(6,109,012)

Cash and cash equivalents at end of fiscal year	¥ 6,238,548

4. Non-Cash Activities

Major assets and liabilities succeeded from UFJ Group are as follows:

(in millions)
Assets	¥98,952,453
Loans and bills discounted	¥40,841,049
Investment securities	¥25,629,391
Liabilities	¥92,115,671
Deposits	¥51,003,878

Mitsubishi UFJ Financial Group, Inc., and Consolidated Subsidiaries

Significant Policies in the Preparation of the Consolidated Financial Statements

1. Scope of Consolidation

(1)	Number of consolidated subsidiaries: 248

Significant companies

The Bank of Tokyo-Mitsubishi UFJ, Ltd.	(The Bank of Tokyo-Mitsubishi, Ltd.)
Mitsubishi UFJ Trust and Banking Corporation	(The Mitsubishi Trust and Banking Corporation)
Mitsubishi UFJ Securities Co., Ltd.	(Mitsubishi Securities Co., Ltd.)

(2)	Non-consolidated subsidiaries

Not exist.

KOKUSAI Europe Limited and KOKUSAI America Incorporated are excluded from non-consolidated subsidiaries due to the dissolutions.

2. Application of the Equity Method

(1)	Number of affiliated companies accounted for by the equity method: 42

Significant companies

ACOM CO., LTD.	The Chukyo Bank, Ltd.

Diamond Lease Co., Ltd.	The Gifu Bank, Ltd.

Diamond Computer Service Co., Ltd.	kabu.com Securities Co., Ltd.

DC Cash One Ltd.	Mobit Co., Ltd.

BOT Lease Co., Ltd.	UFJ Central Leasing Co., Ltd.

Following companies are accounted for by the equity method due to the merger of Mitsubishi Tokyo Financial Group, Inc. (Mitsubishi UFJ Financial Group, Inc.) and UFJ Holdings, Inc.

The Chukyo Bank, Ltd.	Mobit Co., Ltd.

The Gifu Bank, Ltd.	UFJ Central Leasing Co., Ltd.

kabu.com Securities Co., Ltd.

Following companies are excluded from affiliated companies accounted for by the equity method, and included to the consolidation due to the merger of Mitsubishi Tokyo Financial Group, Inc. (Mitsubishi UFJ Financial Group, Inc.) and UFJ Holdings, Inc.

The Master Trust Bank of Japan, Ltd.

M&T Information Technology Co., Ltd.

MTBC Bank Deutschland GmbH is excluded from affiliated companies accounted for by the equity method due to the dissolution.

(2)	Non-consolidated subsidiaries and affiliated companies not accounted for by the equity method

Significant companies

SCB Leasing Public Company Limited

Affiliated companies not accounted for by the equity method are excluded from the scope of the equity method since our ownership percentage of their net income or retained earnings does not have a material impact on the consolidated financial statements.

KOKUSAI Europe Limited and KOKUSAI America Incorporated are excluded from non-consolidated subsidiaries due to the dissolutions.

3. Fiscal Year Ends of Consolidated Subsidiaries

(1)	Fiscal year ends of consolidated subsidiaries are as follows:

September 30	:	5	subsidiaries	January 24	:	15	subsidiaries
October 31	:	2	subsidiaries	February 28	:	1	subsidiary
December 31	:	132	subsidiaries	March 31	:	93	subsidiaries

(2)	Subsidiaries whose fiscal year ends are September 30 and one of subsidiaries whose fiscal year ends is December 31 are consolidated based on their financial statements ended on March 31. Subsidiaries whose fiscal year ends are October 31 are consolidated based on their financial statements ended on January 31. Other subsidiaries are consolidated based on the financial statements for their respective fiscal year ends. Significant transactions occurring during the intervening periods are reflected in the consolidated financial statements.

4. Valuation of Assets and Liabilities of Consolidated Subsidiaries

All assets and liabilities of consolidated subsidiaries are measured at fair value when they are consolidated.

5. Amortization of Consolidation Goodwill

Consolidation goodwill is charged to expenses when incurred. The equivalent of the consolidation goodwill on affiliated companies to which the equity method is applied is accounted for by the consistent way with that of the consolidation goodwill. The consolidation goodwill on UFJ NICOS Co., Ltd. and UnionBanCal Corporation are being amortized on a straight-line basis over 20 years from the fiscal year of occurrence. The equivalent of the consolidation goodwill on ACOM CO., LTD. is being amortized on a straight-line basis over 10 years from the fiscal year of occurrence.

6. Appropriation of Capital Surplus and Retained Earnings

The Capital surplus and the Retained earnings in the consolidated balance sheet are reported based on the appropriated amount during the fiscal year of the consolidated financial statements.

Mitsubishi UFJ Financial Group, Inc. and Consolidated Subsidiaries

Segment Information

1. Business segment information

<For the year ended March 31, 2006>

	(in millions of yen)
	Banking	Trust Banking	Securities	Other	Total	(Elimination)	Consolidated
Ordinary income	3,193,734	598,336	332,899	1,409,670	5,534,641	(1,240,690)	4,293,950
Ordinary income from customers	3,080,732	556,980	299,951	356,286	4,293,950	—	4,293,950
Internal ordinary income among segments	113,002	41,356	32,948	1,053,383	1,240,690	(1,240,690)	—

Ordinary expenses	2,368,087	393,555	252,301	337,511	3,351,455	(135,566)	3,215,888

Ordinary profit	825,646	204,781	80,598	1,072,159	2,183,185	(1,105,124)	1,078,061

Assets	156,908,109	19,345,736	9,868,936	6,094,631	192,217,414	(5,170,620)	187,046,793

Depreciation	101,805	31,459	14,581	10,653	158,500	—	158,500

Capital expenditures	325,108	38,396	20,831	16,964	401,301	—	401,301

Notes:

1.	Amounts are rounded down to the nearest million yen.
2.	Other primarily includes credit card and leasing businesses.
3.	Ordinary profit for Other includes dividend of 1,010,251 million yen from MUFG’s domestic banking subsidiary and trust banking subsidiary.

<For the year ended March 31, 2005>

	(in millions of yen)
	Banking	Trust Banking	Securities	Other	Total	(Elimination)	Consolidated
Ordinary income	1,873,168	491,801	191,534	369,379	2,925,884	(297,374)	2,628,509
Ordinary income from customers	1,838,729	475,148	175,469	139,161	2,628,509	—	2,628,509
Internal ordinary income among segments	34,438	16,653	16,064	230,217	297,374	(297,374)	—

Ordinary expenses	1,436,466	350,262	181,858	141,728	2,110,316	(75,098)	2,035,218

Ordinary profit	436,702	141,539	9,675	227,650	815,567	(222,276)	593,291

Assets	87,636,361	16,482,412	7,727,317	2,034,737	113,880,828	(3,595,320)	110,285,508

Depreciation	77,150	17,141	12,296	2,970	109,558	—	109,558

Capital expenditures	76,512	17,060	7,732	7,260	108,566	—	108,566

Notes:

1.	Amounts are rounded down to the nearest million yen.
2.	Other primarily includes credit card and leasing businesses.
3.	Ordinary profit for Other includes of 214,015 million yen from MTFG’s domestic banking subsidiary and trust banking subsidiary.
4.	Effective April 1, 2004, the MTFG Group adopted Financial Accounting Standard No. 3, “Revision of part Accounting Standards for Retirement Benefit” issued by the Business Accounting Council on March 16, 2005 and Financial Accounting Standard Implementation Guidance No. 7, “Revision of part Implementation Guidance for Accounting Standard for Retirement Benefit” issued by the Accounting Standards Board of Japan, “ASBJ” on March 16, 2005, because their early adoption in the fiscal year ended March 31, 2005 was permitted. As a result, ordinary profit and income before income taxes and others increased by 4,844 million yen, and its effect in the Trust Banking segment and the Other segment was 4,799 million yen and 45 million yen, respectively.

2. Geographic segment information

<For the year ended March 31, 2006>

	(in millions of yen)
	Japan	North America	Latin America	Europe/ Mid. East	Asia/Oceania excl. Japan	Total	(Elimination)	Consolidated
Ordinary income	3,283,367	708,590	76,669	298,689	261,832	4,629,148	(335,198)	4,293,950
Ordinary income from customers	3,171,028	662,632	4,126	245,280	210,881	4,293,950	—	4,293,950
Internal ordinary income among segments	112,338	45,957	72,542	53,408	50,950	335,198	(335,198)	—

Ordinary expenses	2,348,698	585,684	72,838	291,286	216,340	3,514,848	(298,959)	3,215,888

Ordinary profit	934,669	122,905	3,830	7,403	45,491	1,114,300	(36,239)	1,078,061

Assets	166,312,031	17,957,661	3,799,200	9,754,707	8,234,097	206,057,697	(19,010,904)	187,046,793

Notes:

1.	Amounts are rounded down to the nearest million yen.
2.	North America includes United States and Canada. Latin America primarily includes the Caribbean and Brazil. Europe/Middle East primarily includes United Kingdom, Germany and Netherlands. Asia/Oceania excluding Japan primarily includes Hong Kong, Singapore and China.

<For the year ended March 31, 2005>

	(in millions of yen)
	Japan	North America	Latin America	Europe/ Mid. East	Asia/Oceania excl. Japan	Total	(Elimination)	Consolidated
Ordinary income	1,924,139	471,617	27,764	224,702	122,632	2,770,856	(142,346)	2,628,509
Ordinary income from customers	1,875,500	453,987	5,945	194,156	98,918	2,628,509	—	2,628,509
Internal ordinary income among segments	48,638	17,629	21,818	30,545	23,713	142,346	(142,346)	—

Ordinary expenses	1,480,549	340,051	33,909	212,207	93,459	2,160,177	(124,959)	2,035,218

Ordinary profit (loss)	443,590	131,565	(6,144)	12,494	29,172	610,678	(17,387)	593,291

Assets	93,822,187	12,381,414	1,606,169	7,556,906	5,211,107	120,577,784	(10,292,276)	110,285,508

Notes:

1.	Amounts are rounded down to the nearest million yen.
2.	North America includes United States and Canada. Latin America primarily includes the Caribbean and Brazil. Europe/Middle East primarily includes United Kingdom, Germany and Netherlands. Asia/Oceania excluding Japan primarily includes Hong Kong, Singapore and China.
3.	Effective April 1, 2004, the MTFG Group adopted Financial Accounting Standard No. 3, “Revision of part Accounting Standards for Retirement Benefit” issued by the Business Accounting Council on March 16, 2005 and Financial Accounting Standard Implementation Guidance No. 7, “Revision of part Implementation Guidance for Accounting Standard for Retirement Benefit” issued by the Accounting Standards Board of Japan, “ASBJ” on March 16, 2005, because their early adoption in the fiscal year ended March 31, 2005 was permitted. As a result, ordinary profit and income before income taxes and others increased by 4,844 million yen , and its effect in Japan was 4,699 million yen, and North America was 58 million yen, and Europe/Mid. East was 43 million yen, and Asia/Oceania was 43 million yen, respectively.

3. Ordinary income from overseas operations

	(in millions of yen)
	Ordinary income from overseas operations	Consolidated ordinary income	Ordinary income from overseas operations as a percentage of consolidated ordinary income
For the year ended March 31, 2006	1,122,921	4,293,950	26.1%
For the year ended March 31, 2005	753,008	2,628,509	28.6%

Note:

1.	Ordinary income from overseas operations consists of income from transactions of the overseas branches of MUFG’s domestic banking subsidiary and trust banking subsidiary, and MUFG’s overseas subsidiaries (excluding internal ordinary income among consolidated companies).

Mitsubishi UFJ Financial Group, Inc. and Consolidated Subsidiaries

(Reference) UFJ Holdings, Inc.

1. Business segment information

<For the year ended March 31, 2005>

	(in millions of yen)
	Banking and Trust Business	Other	Total	(Elimination)	Consolidated
Ordinary income	1,931,617	460,473	2,392,091	(86,717)	2,305,373
Ordinary income from customers	1,901,140	404,232	2,305,373	—	2,305,373
Internal ordinary income among segments	30,476	56,240	86,717	(86,717)	—

Ordinary expenses	2,487,346	414,084	2,901,430	(99,225)	2,802,204

Ordinary profit	(555,728)	46,389	(509,339)	12,508	(496,830)

Assets	76,057,429	14,286,455	90,343,885	(7,790,225)	82,553,660

Depreciation	49,071	10,107	59,178	—	59,178

Capital expenditures	154,549	16,474	171,024	—	171,024

Note:

“Other” business lines include securities, leasing, investment trust management, investment advisory, credit card and others.

2. Geographic segment information

<For the year ended March 31, 2005>

	(in millions of yen)
	Japan	The Americas	Europe	Asia/Oceania	Total	(Elimination)	Consolidated
Ordinary income	2,199,222	120,230	84,554	49,330	2,453,337	(147,963)	2,305,373
Ordinary income from customers	2,145,534	56,872	55,965	47,000	2,305,373	—	2,305,373
Internal ordinary income among segments	53,687	63,357	28,588	2,329	147,963	(147,963)	—

Ordinary expenses	2,754,746	83,595	82,005	37,343	2,957,690	(155,485)	2,802,204

Ordinary profit	(555,524)	36,634	2,549	11,987	(504,352)	7,521	(496,830)

Assets	77,529,846	2,845,783	6,064,954	2,237,623	88,678,207	(6,124,547)	82,553,660

Note:

“The Americas” includes the United States and Canada. “Europe” includes United Kingdom and Germany. “Asia/Oceania” includes Hong Kong, Singapore and Australia.

3. Ordinary income from overseas operations

	(in millions of yen)
	Ordinary income from overseas operations	Consolidated ordinary income	Ordinary income from overseas operations as a percentage of consolidated ordinary income
For the year ended March 31, 2005	159,839	2,305,373	6.9%

Notes:

1.	Ordinary Income from Overseas Operations is shown, instead of Overseas Sales Amount for non-financial companies.
2.	Ordinary Income from Overseas Operations primarily includes income from transactions of the domestic consolidated subsidiaries’ overseas branches, and income from transactions of the overseas consolidated subsidiaries (excluding Internal Ordinary Income between consolidated entities). Segment Information by Location on Ordinary Income from Overseas Operations is not shown here since Ordinary Income from Overseas Operations is not classified by the domicile of obligators.

Mitsubishi UFJ Financial Group, Inc. and Consolidated Subsidiaries

Investment securities

Following tables include:

Investment securities

Trading securities, trading commercial paper and trading short-term corporate bonds in “Trading assets”

Negotiable certificates of deposits in “Cash and due from banks”

Securities and beneficiary certificates of merchandise investment in “Commercial Paper and other debt purchased”.

1. Trading securities

(in millions of yen)
As of March 31, 2005
Balance sheet amount	Valuation gains recognized on statements of operations
6,698,934	15,850

2. Marketable debt securities being held to maturity

	(in millions of yen)
	As of March 31, 2005
	Balance sheet amount	Market value	Differences
				Gains	Losses
Domestic bonds	2,129,512	2,151,597	22,084	22,084	—
Government bonds	1,998,988	2,015,408	16,419	16,419	—
Municipal bonds	91,063	95,070	4,006	4,006	—
Corporate bonds	39,460	41,119	1,658	1,658	—
Foreign bonds	45,276	46,757	1,480	1,652	171
Other	236,233	236,233	—	—	—

Total	2,411,022	2,434,588	23,565	23,737	171

3. Marketable securities available for sale

	(in millions of yen)
	As of March 31, 2005
	Cost	Balance sheet amount	Valuation differences
				Gains	Losses
Domestic equity securities	2,433,742	3,327,798	894,056	961,169	67,113
Domestic bonds	14,992,366	15,046,461	54,095	60,823	6,728
Government bonds	13,031,392	13,073,529	42,136	48,616	6,479
Municipal bonds	138,727	140,290	1,563	1,647	83
Corporate bonds	1,822,246	1,832,641	10,394	10,560	165
Foreign equity securities	32,449	47,879	15,430	15,842	411
Foreign bonds	5,203,857	5,207,276	3,418	45,567	42,149
Other	2,362,890	2,381,839	18,948	35,891	16,942

Total	25,025,305	26,011,255	985,949	1,119,294	133,345

4. Securities available for sale sold

(in millions of yen)
For the year ended March 31, 2005
Proceeds from sales	Gains on sales	Losses on sales
38,739,453	199,890	103,745

5. Principal securities not stated at market value

(in millions of yen)
As of March 31, 2005
Balance sheet amount
Debt securities being held to maturity
Foreign bonds	15,849
Securities available for sale
Domestic equity securities	1,048,627
Domestic corporate bonds	627,113
Foreign bonds	40,202

6. Redemption schedules of bonds

	(in millions of yen)
	As of March 31, 2005
	Due within 1 year	Due after 1 year through 5 years	Due after 5 years through 10 years	Due after 10 years
Domestic bonds	5,384,414	9,967,512	1,168,328	1,286,366
Government bonds	4,774,819	8,057,427	984,121	1,256,149
Municipal bonds	39,411	136,975	58,502	—
Corporate bonds	570,183	1,773,109	125,704	30,217
Foreign bonds	498,253	2,227,960	958,137	1,585,857
Other	302,693	204,242	289,328	1,118,387

Total	6,185,361	12,399,715	2,415,793	3,990,611

Mitsubishi UFJ Financial Group, Inc. and Consolidated Subsidiaries

Money held in trust

1. Money held in trust for trading purpose

(in millions of yen)
As of March 31, 2005
Balance sheet amount	Valuation gains recognized on statement of operations
323,683	3,311

2. Money held in trust other than trading purpose and being held to maturity

(in millions of yen)
As of March 31, 2005
Cost	Balance sheet amount	Valuation differences	Gains	Losses
132,797	132,797	—	—	—

Unrealized gains (losses) on securities available for sale

The classification of unrealized gains (losses) on securities available for sale on the consolidated balance sheet is as follows:

(in millions of yen)
As of March 31, 2005
Valuation differences	993,856
Securities available for sale	993,856
Money held in trust other than trading purpose and being held to maturity	—
Deferred tax liabilities	(403,297)

Net valuation differences	590,558

Minority interest	(2,118)
MTFG’s ownership percentage of affiliates’ unrealized gains on securities available for sale	2,702

Unrealized gains on securities available for sale	591,142

Notes: 1.	Valuation differences exclude ¥95 million of profits reflected in current earnings which were related to the securities embedding derivatives and measured in their entirety.
2.	Valuation differences include ¥8,002 million of unrealized gains on securities as composition assets of unions.

Mitsubishi UFJ Financial Group, Inc. and Consolidated Subsidiaries

(Reference) UFJ Holdings, Inc.

Investment securities

Securities below include Trading Securities, Trading Commercial Paper and Trading Short-term Corporate Bonds classified as “Trading Assets”, Negotiable Certificates of Deposits classified as “Cash and Due from Banks”.

1. Trading securities

(in millions of yen)
As of March 31, 2005
Balance sheet amount	Valuation gains recognized on statements of operations
4,905,992	32,982

2. Marketable debt securities being held to maturity

(in millions of yen)
As of March 31, 2005
	Balance sheet amount	Market value	Differences
				Gains	Losses
Japanese National Government Bonds	—	—	—	—	—
Japanese Local Government Bonds	—	—	—	—	—
Japanese Corporate Bonds and Financial Debentures	—	—	—	—	—
Other	22,063	22,221	158	223	64

Total	22,063	22,221	158	223	64

3. Marketable securities available for sale

	(in millions of yen)
	As of March 31, 2005
	Cost	Balance sheet amount	Valuation differences
				Gains	Losses
Japanese Equities	1,467,619	1,921,960	454,340	507,409	53,068
Japanese Bonds	13,993,764	13,970,868	(22,896)	29,436	52,333
Japanese National Government Bonds	13,749,227	13,719,800	(29,427)	22,871	52,298
Japanese Local Government Bonds	130,595	134,730	4,135	4,164	29
Japanese Corporate Bonds and Financial Debentures	113,941	116,337	2,395	2,400	4
Other	2,707,312	2,674,856	(32,455)	38,044	70,500

Total	18,168,696	18,567,685	398,988	574,891	175,902

4. Securities available for sale sold

(in millions of yen)
For the year ended March 31, 2005
Proceeds from sales	Gains on sales	Losses on sales
37,657,309	307,593	83,026

5. Principal securities not stated at market value

(in millions of yen)
As of March 31, 2005
Balance sheet amount
Securities available for sale
Unlisted Bonds	2,313,016
Unlisted Stocks (excluding over-the-counter stocks)	645,472

6. Redemption schedules of bonds

	(in millions of yen)
	As of March 31, 2005
	Due within 1 year	Due after 1 year through 5 years	Due after 5 years through 10 years	Due after 10 years
Japanese Bonds	9,464,458	2,594,225	3,583,360	641,840
Japanese National Government Bonds	9,242,121	1,247,964	2,670,614	559,100
Japanese Local Government Bonds	5,592	36,040	96,935	4,876
Japanese Corporate Bonds and Financial Debentures	216,743	1,310,219	815,811	77,864
Other	484,211	568,912	533,932	535,809

Total	9,948,669	3,163,137	4,117,293	1,177,650

Mitsubishi UFJ Financial Group, Inc. and Consolidated Subsidiaries

(Reference) UFJ Holdings, Inc.

Money held in trust

1. Money held in trust for trading purpose

(in millions of yen)
As of March 31, 2005
Balance sheet amount	Valuation gains recognized on statement of operations
52,056	(10,185)

2. Money held in trust other than trading purpose and being held to maturity

(in millions of yen)
As of March 31, 2005
Cost	Balance sheet amount	Valuation differences	Gains	Losses
4,930	4,963	32	32	—

Unrealized gains (losses) on securities available for sale

The classification of unrealized gains (losses) on securities available for sale on the consolidated balance sheet is as follows:

(in millions of yen)
As of March 31, 2005
Valuation differences	399,021
Securities available for sale	398,988
Money held in trust other than trading purpose and being held to maturity	32
Deferred tax assets	88
Deferred tax liabilities	(141,677)

Net valuation differences	257,431

Minority interest	(4,906)
Parent Company’s ownership percentage of affiliates’ unrealized gains on securities available for sale	5,000

Unrealized gains on securities available for sale	257,526

Mitsubishi UFJ Financial Group, Inc. and Consolidated Subsidiaries

Notional principal or contract amount, market value and valuation gains (losses) on derivatives

The publication is omitted in order to be disclosed by EDINET.

<Reference>

1. Derivatives qualified for hedge-accounting

	(in billions of yen)
	As of March 31, 2006
	Notional principal or contract amount	Market value
Interest rate futures	3,323.4	(2.3)
Interest rate swaps	34,712.4	(182.2)
Currency swaps	6,258.1	(46.4)
Other interest rate-related transactions	403.2	0.1
Others	578.4	5.4

Total		(225.4)

Note:	Derivatives which are accounted for on an accrual basis based on “Accounting standard for financial instruments” are not included in the table above.

Notional principal by the remaining life of the interest rate swaps above is as follows.

	(in billions of yen)
	As of March 31, 2006
	Due within 1 year	Due after 1 year through 5 years	Due after 5 years	Total
Receive-fix/pay-floater	8,688.4	18,016.1	1,840.9	28,545.5
Receive-floater/pay-fix	1,166.4	3,425.8	1,544.5	6,136.8
Receive-floater/pay-floater	—	10.0	20.0	30.0

Total	9,854.8	21,452.0	3,405.5	34,712.4

2. Deferred gains (losses)

	(in billions of yen)
	As of March 31, 2006
	Deferred gains	Deferred losses	Net gains (losses)
	(A)	(B)	(A)-(B)
Interest rate futures	5.0	12.1	(7.0)
Interest rate swaps	224.1	435.7	(211.5)
Currency swaps	46.7	43.3	3.3
Other interest rate-related transactions	0.2	0.5	(0.2)
Others	5.8	0.6	5.2

Total	282.0	492.4	(210.3)

Note:	Deferred gains (losses) attributable to the macro hedge accounting as of March 31, 2006 are included in the table above.

Mitsubishi UFJ Financial Group, Inc. and Consolidated Subsidiaries

<Reference>

1. Derivatives qualified for hedge-accounting

	(in billions of yen)
	As of March 31, 2005
	Notional principal or contract amount	Market value
Interest rate futures	4,653.6	(0.4)
Interest rate swaps	29,840.5	99.6
Currency swaps	4,885.1	(51.8)
Other interest rate-related transactions	598.9	1.1

Total		48.5

Note:	Derivatives which are accounted for on an accrual basis based on “Accounting standard for financial instruments” are not included in the table above.

National principal by the remaining life of the interest rate swaps above is as follows.

	(in billions of yen)
	As of March 31, 2005
	Due within 1 year	Due after 1 year through 5 years	Due after 5 years	Total
Receive-fix/pay-floater	8,209.8	13,008.5	1,506.5	22,724.9
Receive-floater/pay-fix	2,914.7	2,685.3	1,505.4	7,105.5
Receive-floater/pay-floater	—	10.0	—	10.0

Total	11,124.5	15,703.8	3,012.0	29,840.5

2. Deferred gains (losses)

	(in billions of yen)
	As of March 31, 2005
	Deferred gains	Deferred losses	Net gains (losses)
	(A)	(B)	(A)-(B)
Interest rate futures	6.9	9.3	(2.4)
Interest rate swaps	224.3	215.2	9.0
Currency swaps	24.3	26.6	(2.2)
Other interest rate-related transactions	0.3	0.4	(0.0)
Others	1.1	1.1	0.0

Total	257.1	252.8	4.3

Note:	Deferred gains (losses) attributable to the macro hedge accounting as of March 31, 2005 are included in the above table.

Non-Consolidated Summary Report

<under Japanese GAAP>

for the Fiscal Year Ended March 31, 2006

Date:	May 22, 2006
Company name (code number):	Mitsubishi UFJ Financial Group, Inc. (8306)
(URL http://www.mufg.jp/)
Stock exchange listings:	Tokyo, Osaka, Nagoya, New York, London
Headquareters:	Tokyo
Representative:	Nobuo Kuroyanagi, President & CEO
For inquiry:	Yoshihisa Harata, Chief Manager—Financial Planning Division
(Phone) +81-3-5252-4160
Date of resolution of Board of Directors with respect to the non-consolidated financial statements:	May 22, 2006
Date of the Ordinary General Meeting of Shareholders:	June 29, 2006
Interim dividends policy:	Yes
Unit share system:	No

1. Non-consolidated financial data for the year ended March 31, 2006

(1) Operating results

The following operating results of this year disclosed adding up the results of Mitsubishi Tokyo Financial Group, Inc (from April 1 to September 30, 2005) and Mitsubishi UFJ Financial Group, Inc (from October 1, 2005 to March 31, 2006).

	(in millions of yen except per share data and percentages)
	For the year ended March 31,
	2006	2005
Operating income	1,036,746	223,511
Change from the previous year	363.8%	222.4%
Operating profit	1,027,028	217,159
Change from the previous year	372.9%	235.5%
Ordinary profit	1,002,334	208,876
Change from the previous year	379.9%	224.2%
Net income	1,013,448	211,163
Change from the previous year	379.9%	227.5%
Net income per common share	123,144.24	31,544.50
Net income per common and common equivalent share	118,372.75	—
Net income as a percentage of shareholders’ equity	21.3%	5.0%
Ordinary profit as a percentage of total liabilities and shareholders’ equity	15.3%	4.3%
Ordinary profit as a percentage of operating income	96.7%	93.5%

Notes:

1.	Average number of shares outstanding for the year ended:

March 31, 2006:
(common stock)	8,125,514	shares
(preferred stock-class 3)	100,000	shares
(preferred stock-class 8)	43,609	shares
(preferred stock-class 9)	44,510	shares
(preferred stock-class 10)	73,972	shares
(preferred stock-class 11)	0	shares
(preferred stock-class 12)	90,780	shares
March 31, 2005:
(common stock)	6,512,075	shares
(preferred stock-class 1)	61,105	shares
(preferred stock-class 2)	4,109	shares
(preferred stock-class 3)	11,780	shares

2.	Changes in accounting policy : No

3.	The above operating results of the previous year is Mitsubishi Tokyo Financial Group, Inc.’s results .

(Reference) UFJ Holdings, Inc.

	(in millions of yen except per share data and percentages)
	For the six months ended September 30, 2005	For the year ended March 31, 2005
Operating income	15,657	7,588
Operating profit	13,157	3,647
Ordinary profit	9,219	(2,272)
Net income	378,402	(2,827,492)
Net income per common share	73,162.30	(552,099.53)
Net income per common and common equivalent share	52,364.36	—
Net income as a percentage of shareholders’ equity	(363.8)%	(260.1)%
Ordinary profit as a percentage of total liabilities and shareholders’ equity	0.5%	(0.1)%
Ordinary profit as a percentage of operating income	58.9%	(29.9)%

Average number of shares outstanding for the year ended:

September 30, 2005:
(common stock)	5,172,097	shares
(preferred stock-class 1)	3,658	shares
(preferred stock-class 2)	200,000	shares
(preferred stock-class 4)	150,000	shares
(preferred stock-class 5)	150,000	shares
(preferred stock-class 6)	5	shares
(preferred stock-class 7)	200,000	shares
March 31, 2005:
(common stock)	5,121,345	shares
(preferred stock-class 1)	11,141	shares
(preferred stock-class 2)	200,000	shares
(preferred stock-class 3)	8,177	shares
(preferred stock-class 4)	150,000	shares
(preferred stock-class 5)	150,000	shares
(preferred stock-class 6)	964	shares
(preferred stock-class 7)	200,000	shares

(2) Payment of dividends

	(in millions of yen except per share data and percentages)
	For the year ended March 31,
	2006							2005
	Common stock	Preferred stock-class 3	Preferred stock-class 8	Preferred stock-class 9	Preferred stock-class 10	Preferred stock-class 11	Preferred stock-class 12	Common stock	Preferred stock-class 1	Preferred stock-class 3
Interim dividends per share	3,000	30,000	—	—	—	—	—	0	41,250	—
Term-end dividends per share	4,000	30,000	15,900	18,600	19,400	5,300	11,500	6,000	41,250	7,069
Total dividends per share paid for the fiscal year	7,000	60,000	15,900	18,600	19,400	5,300	11,500	6,000	82,500	7,069
Total dividends for the fiscal year	58,604	6,000	429	1,482	2,910	0	2,015	39,254	5,036	706
Total dividends for the fiscal year as a percentage of net income				5.9%					19.1%
Total dividends for the fiscal year as a percentage of shareholders’ equity				0.8%					0.9%

(3) Balance sheet highlights

	(in millions of yen except per share data and percentages)
	As of March 31,
	2006	2005
Total assets	7,650,898	5,435,845
Shareholders’ equity	6,112,733	4,599,537
Shareholders’ equity as a percentage of total liabilities and shareholders’ equity	79.9%	84.6%
Shareholders’ equity per common share	527,176.88	645,790.03

Notes:

1.	Number of shares outstanding as of:

March 31, 2006:
(common stock)	9,744,727	shares
(preferred stock-class 3)	100,000	shares
(preferred stock-class 8)	27,000	shares
(preferred stock-class 9)	79,700	shares
(preferred stock-class 10)	150,000	shares
(preferred stock-class 11)	1	shares
(preferred stock-class 12)	175,300	shares
March 31, 2005:
(common stock)	6,542,454	shares
(preferred stock-class 1)	40,700	shares
(preferred stock-class 3)	100,000	shares

2.	Number of treasury stocks outstanding as of:

March 31, 2006:	503,124	shares
March 31, 2005:	2,898	shares

3.	The above financial results of the previous year is Mitsubishi Tokyo Financial Group, Inc.’s results .

(Reference) Balance sheet hilights of UFJ Holdings, Inc.

	(in millions of yen except per share data and percentages)
	As of September 30, 2005	As of March 31, 2005
Total assets	1,936,366	1,641,83
Shareholders’ equity	1,495,657	1,115,932
Shareholders’ equity as a percentage of total liabilities and shareholders’ equity	77.2%	68.0%
Shareholders’ equity per common share	18,446.05	(58,847.62)

Number of shares outstanding as of:

September 30, 2005:
(common stock)	5,185,761	shares
(preferred stock-class 2)	200,000	shares
(preferred stock-class 4)	150,000	shares
(preferred stock-class 5)	150,000	shares
(preferred stock-class 6)	1	shares
(preferred stock-class 7)	200,000	shares
March 31, 2005:
(common stock)	5,160,861	shares
(preferred stock-class 1)	6,543	shares
(preferred stock-class 2)	200,000	shares
(preferred stock-class 4)	150,000	shares
(preferred stock-class 5)	150,000	shares
(preferred stock-class 6)	8	shares
(preferred stock-class 7)	200,000	shares

Number of treasury stocks outstanding as of:

September 30, 2005:	5,715	shares
March 31, 2005:	4,430	shares

2. Earning projections for the fiscal year ending March 31, 2007

	(in millions of yen except per share data)
	For the six months ending September 30, 2006	For the year ending March 31, 2007
Operating income	160,000	175,000
Ordinary profit	145,000	145,000
Net income	145,000	145,000
Dividend per share: Common stock	3,500	3,500
Preferred stock-class 3	30,000	30,000
Preferred stock-class 8	7,950	7,950
Preferred stock-class 9	9,300	9,300
Preferred stock-class 10	9,700	9,700
Preferred stock-class 11	2,650	2,650
Preferred stock-class 12	5,750	5,750

Projected net income per common share for the year ending March 31, 2007 (yen): 13,616.02

(Reference)

Formulas for computing ratios for the fiscal year ended March 31, 2006 are as follows.

Net income per common share

Net income – Total dividends on preferred stock
Average number of common stock for the fiscal year*

Net income per common and common equivalent share

Net income – Total dividends on preferred stock + Adjustments in net income
Average number of common stock for the fiscal year* + Common equivalent share

Net income as a percentage of shareholders’ equity

Net income – Total dividends on preferred stock	× 100

{ [Shareholders’ equity at the beginning of the fiscal year – Number of preferred stock at the beginning of the fiscal year ×

Issue price] + [Shareholders’ equity at fiscal year end – Number of preferred stock at fiscal year end × Issue price] } / 2

Total dividends for the fiscal year as a percentage of net income

Total dividends for the fiscal year on common stock	× 100
Net income – Total dividends for the fiscal year on preferred stock

Total dividends for the fiscal year as a percentage of shareholders’ equity

Total dividends for the fiscal year on common stock	× 100
Shareholders’ equity at fiscal year end – Number of preferred stock at fiscal year end × Issue price

Shareholders’ equity per common share

Shareholders’ equity at fiscal year end – Deduction from shereholders’ equity**
Number of common stock at fiscal year end*

Formula for computing projected earning ratio for the fiscal year ending March 31, 2007 is as follows.

Projected net income per common share

Projected net income – Projected total dividends on preferred stock
Number of common stock at fiscal year end*

*	excluding treasury stock
**	number of preferred stock at fiscal year end×issue price + total dividends on preferred stock

These financial highlights and the exhibits related thereto contain forward-looking statements regarding estimation, forecast, target and plan in relation to the results of operations, financial conditions and other general management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimation, forecast, target and plan regarding future events, certain assumptions have been made.

Accordingly, the statements and assumptions are inherently not guarantees of future performance and may result in inaccuracy from an objective point of view and in material differences from the actual result. For instance, the estimation and forecast regarding the company is based on the assumption that the business integration plan with the former UFJ Holdings Group will be implemented smoothly. Also, the statements regarding collectibility of the deferred tax assets are based on estimation and other assumptions such as our business plan and the premises thereof, and exemplify such situation as above.

There exist a number of factors that might lead to uncertainties and risks. For the main matters that may be currently forecast, please see “3.Results of Operations and Financial Condition” in this financial highlights, the Annual Securities Report, Disclosure Book, and Annual Report, and other current disclosures that the company announced.

(Japanese GAAP)

Mitsubishi UFJ Financial Group, Inc.

Non-Consolidated Balance Sheets

		As of March 31, 2005		(A) - (B)
(in millions of yen)	As of March 31, 2006 (A)	(MTFG) (B)	(Reference) (UFJHD)
Assets:
Current assets:
Cash and bank deposits with banks	38,410	62,285	509	(23,874)
Prepaid expenses	2,349	—	455	2,349
Deferred tax assets	—	—	133	—
Accounts receivable	203,371	57,862	—	145,508
Other	10,369	3,205	1,362	7,164
Total current assets	254,500	123,353	2,460	131,147
Fixed assets:
Premises and equipment:
Leasehold improvements	150	235	—	(84)
Equipment and furniture	270	207	76	63
Total premises and equipment	421	442	76	(20)
Intangible assets:
Trademarks	60	38	172	22
Computer software	287	375	317	(87)
Other	1	1	—	(0)
Total intangible assets	350	415	490	(65)
Investments and other assets:
Securities	—	700,000	19,355	(700,000)
Investments in subsidiaries and affiliated companies	7,399,493	4,610,714	1,913,465	2,788,778
Allowance for losses on investment securities	(7,138)	—	(397,069)	(7,138)
Bonds of subsidiaries and affiliated companies	—	—	100,000	—
Deferred tax assets	—	57	—	(57)
Other	3,518	518	3,007	3,000
Allowance for bad debt	(248)	—	(248)	(248)
Total investments and other assets	7,395,625	5,311,290	1,638,510	2,084,334
Total fixed assets	7,396,397	5,312,148	1,639,077	2,084,248
Deferred charge:
Organization cost	—	343	300	(343)
Total deferred charge	—	343	300	(343)

Total assets	7,650,898	5,435,845	1,641,838	2,215,052

Liabilities:
Current liabilities:
Short-term borrowings	44,400	322,100	50,900	(277,700)
Long-term borrowings due within one year	312,400	—	80,000	312,400
Accounts payable	654	13,316	1,376	(12,661)
Accrued expenses	1,167	326	132	841
Income taxes payable	119	3	28	115
Consumption taxes payable	—	—	16	—
Deferred tax liabilities	4,086	345	—	3,740
Deposit received	277	101	13	175
Reserve for employees’ bonuses	235	113	—	121
Other	70	—	2	70
Total current liabilities	363,411	336,307	132,470	27,103
Long-term liabilities:
Bonds and notes	650,000	200,000	100,000	450,000
Long-term borrowings	25,000	—	50,000	25,000
Long-term borrowings from affiliates	496,689	300,000	238,835	196,689
Deferred tax liabilities	3,063	—	4,550	3,063
Reserve for retirement benefits	—	—	49	—
Total long-term liabilities	1,174,753	500,000	393,435	674,753

Total liabilities	1,538,164	836,307	525,905	701,856

Shareholders’ equity:
Capital stock	1,383,052	1,383,052	1,000,000	—
Capital surplus:
Legal capital surplus	3,577,570	2,499,684	1,882,953	1,077,885
Other capital surplus	356,167	477,875	1,001,737	(121,707)
Transfer from capital stock and capital surplus reserve	355,762	477,862	1,000,000	(122,100)
Gains on sales of treasury stock	405	13	1,737	392
Total capital surplus	3,933,738	2,977,560	2,884,691	956,177
Retained earnings:
Voluntary reserve	150,000	—	—	150,000
Unappropriated	1,418,943	241,359	(2,773,875)	1,177,584
Total retained earnings	1,568,943	241,359	(2,773,875)	1,327,584
Net unrealized gains on securities available for sale	135	—	6,875	135
Less treasury stock	(773,135)	(2,434)	(1,759)	(770,701)
Total shareholders’ equity	6,112,733	4,599,537	1,115,932	1,513,195

Total liabilities and shareholders’ equity	7,650,898	5,435,845	1,641,838	2,215,052

See Notes to Non-Consolidated Financial Statements.

(Japanese GAAP)

Mitsubishi UFJ Financial Group, Inc.

Non-Consolidated Statements of Income

	For the year ended March 31, 2006 (A)	For the year ended March 31,2005		(A) - (B)
(in millions of yen)		(MTFG) (B)	(Reference) (UFJHD)
Operating income:
Dividends on investments in subsidiaries and affiliated companies	1,025,072	215,881	2,305	809,191
Management fees from subsidiaries	11,674	7,630	4,367	4,043
Interest on investments in subsidiaries and affiliated companies	—	—	916	—

Total operating income	1,036,746	223,511	7,588	813,234

Operating expenses:
General and administrative expenses	9,718	6,351	3,025	3,366
Interest on bonds and notes	—	—	916	—

Total operating expenses	9,718	6,351	3,941	3,366

Operating profit	1,027,028	217,159	3,647	809,868

Non-operating income:
Interest on deposits	0	1	—	(0)
Commissions on odd lot negotiated	151	—	—	151
Transfer from reserve for employee retirement benefits	52	—	—	52
Fees for software leases	27	28	—	(1)
Gains on sales of investments in affiliated companies	—	257	—	(257)
Dividends on securities	—	—	156	—
Commissions received	—	—	9	—
Other	76	32	97	43

Total non-operating income	309	321	263	(11)

Non-operating expenses:
Interest on borrowed money	14,322	6,020	5,882	8,302
Interest on bonds and notes	2,248	295	—	1,953
Amortization of organization cost	343	343	300	—
Amortization on bond issuance cost	1,833	820	—	1,013
Amortization on stock issuance cost	—	1,038	—	(1,038)
Expenses on issuance of preferred equity	6,130	—	—	6,130
Other	123	86	—	37

Total non-operating expenses	25,003	8,604	6,182	16,398

Ordinary profit	1,002,334	208,876	(2,272)	793,457

Special gains:
Gains on sale of investment securities	4,903	—	—	4,903
Transfer from reserve for losses on investment securities	7,036	—	—	7,036
Other	267	—	—	267

Total special gains	12,206	—	—	12,206

Special losses:
Losses on retirement of fixed assets	31	—	—	31
Losses on impairment of fixed assets	98	—	—	98
Losses on write-down of investments in affiliated companies	—	—	2,424,581	—
Transfer to reserve for losses on investment securities	—	—	397,069	—
Expenses on head office relocation	67	—	—	67
Other	—	—	321	—

Total special losses	196	—	2,821,972	196

Income before income taxes	1,014,344	208,876	(2,824,244)	805,468

Income taxes-current	29	(2,656)	8	2,685
Income taxes-deferred	867	368	3,239	498

Total income taxes	896	(2,287)	3,248	3,184

Net income	1,013,448	211,163	(2,827,492)	802,284

Unappropriated retained earnings brought forward	49,718	33,553	53,616	16,165
Unappropriated retained earnings acquired relating to merger	378,402	—	—	378,402
Interim cash dividends	22,625	3,357	—	19,268

Unappropriated retained earnings at fiscal year end	1,418,943	241,359	(2,773,875)	1,177,584

See Notes to Non-Consolidated Financial Statements.

Notes to Non-Consolidated Financial Statements

The accompanying Non-Consolidated Financial Statements are compiled as required by the Securities and Exchange Law of Japan and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as compared to the application and disclosure requirements of International Financial Reporting Standards. For the convenience of readers, the presentation is modified in certain respects from the original Japanese report. The amounts are presented in millions of yen and are rounded down to the nearest million.

Significant accounting policies

1.	Investments

Investments in subsidiaries and affiliated companies and non-marketable available-for-sale securities are stated at cost determined by the moving-average method. Marketable available-for-sale securities are stated at market value at fiscal year end (the sale cost is calculated by the moving-average method). Unrealized gains and losses on securities available for sale are included in shareholders’ equity, net of income taxes.

2.	Depreciation for fixed assets

Depreciation for premises and equipment is computed using the declining-balance method based on the following estimated useful lives. The range of estimated useful lives is principally as follows:

Leasehold improvements	5 years to 50 years

Equipment and furniture	3 years to 15 years

Amortization for intangible assets is computed by the straight-line method over estimated useful lives. Costs of computer software developed or obtained for internal use are deferred and amortized using the straight-line method over an estimated useful life within 5 years.

3.	Deferred charges

Organization costs are deferred and amortized using the straight-line method over 5 years pursuant to the old Commercial Code of Japan. Bonds costs are charged to expenses when incurred.

4.	Translation of Foreign Currency Items

Foreign currency assets and liabilities are translated into yen equivalents at exchange rates prevailing at fiscal year end, except for equity securities of affiliated companies which are translated into yen equivalents at exchange rates prevailing at the acquisition date of those securities, and exchange difference is recognized as a gain / loss.

5.	Reserve

An allowance for bad debt is provided that based on the amount of irrecoverable estimated cost which considered collection possibility individually.

An allowance for losses on investment securities is provided that based on the estimated losses on non-marketable investments in subsidiaries companies.

A reserve for employees’ bonuses is provided for the payment of employees’ bonuses based on estimated amounts of the future payments attributed to the current fiscal year.

6.	Equipment Used under Finance Lease Agreements

Equipment used under finance lease agreements is accounted for as equipment leased under operating leases, except for those leases which transfer ownership of the leased equipment to the lessee, in which case the equipment is capitalized.

7.	Consumption Taxes

National Consumption Taxes and Local Consumption Taxes are excluded from transaction amounts.

Notes related to the Non-Consolidated Balance Sheet are as follows:

1. Accumulated depreciation on premises and equipment	¥466 million
2. Short-term receivables due from subsidiaries and affiliated companies	¥51,164 million
Short-term payables due to subsidiaries and affiliated companies	¥332,077 million
Long-term payables due to subsidiary	¥496,689 million
3. Assets Pledged
Assets pledged as collateral were as follows:
Investments in subsidiaries	¥72,360 million
Liabilities related to the pledged assets were as follows:
Long-term borrowings due within one year	¥25,000 million
Long-term borrowings	¥25,000 million

In addition, Other in Investments and other assets of ¥3,000 million were pledged as collateral for the deposit.

4. Subordinated Borrowings
Subordinated borrowings of ¥27,137 million were included in Long-term borrowings from affiliates.
5. Guarantees and items of a similar nature

(1)    MUFG indemnifies the Bankers Association of Deutschland for the deposit liability of the German branches of The Bank of Tokyo-Mitsubishi UFJ Ltd., a subsidiary of MUFG, pursuant to the regulations of the Deposit Insurance Corporation of Deutschland.

¥150,717 million

(2)    MUFG has entered into the subordinated guarantee contract related to the preferred securities, with MUFG capital finance 1 limited, MUFG capital finance 2 limited, MUFG capital finance 3 limited, and the paying agent.

MUFG capital finance 1 limited	¥270,181 million
MUFG capital finance 2 limited	¥107,107 million
MUFG capital finance 3 limited	¥120,000 million
6. Aggregated number of shares authorized to be issued
Common stock	33,000,000shares
Preferred stock	1,352,001shares
Aggregated number of shares issued
Common stock	10,247,851.61shares
Preferred stock	532,001shares
7. The amount of a net assets increase by the market value rewriting based on the old Commercial Code enforcement rule number. 124-3 is ¥135 million.
8. Treasury stock
Common stock	503,124.53shares

Notes related to the Non-Consolidated Statement of Income are as follows:

1. Operating income on transactions with subsidiaries
Dividends from investments in subsidiaries and affiliated company	¥1,025,072 million
Management fees from subsidiaries	¥11,674 million
2. Non-operating expenses on transactions with subsidiaries
Interest on borrowed money	¥13,905 million
3. Principal items in general and administrative expenses are as follows:
Salaries and employee benefits	¥3,084 million
Outsourcing expenses	¥1,345 million
Stock exchanges fees	¥586 million
Rental expenses	¥560 million
Project cost such as logotype and homepages	¥477 million
Depreciation expenses	¥471 million
Taxes and dues	¥352 million
Systems expenses	¥328 million
Consumables expenses	¥132 million

Notes related to finance lease transactions, other than those in which the ownership of the leased equipment is deemed to have been transferred to the lessee, are as follows.

Estimated cost	¥39 million

Estimated accumulated depreciation	¥32 million

Net estimated balance	¥6 million

Total future lease payments to be paid

Due within one year	¥6 million

Lease payment (Estimated depreciation)

(exclusive of amount summed up on UFJHD for fiscal year ended 30 September, 2005. )	¥3 million

Estimated depreciation is computed using straight-line method of which zero is residual value, over the lease contract term in accordance with accounting principles.

Notes related to securities are as follows:

Estimated fair value of marketable equity investments in subsidiaries and affiliates

	Balance sheet amount	Market value	Difference
Investments in subsidiaries	¥438,557 million	¥840,248 million	¥401,691 million
Investments in affiliates	¥139,890 million	¥146,390 million	¥6,500 million
Total	¥578,447 million	¥986,639 million	¥408,191 million

  Note: Fair value is based on market value as of March 31, 2006.

Change in possession purpose from investments securities available for sale to investments in affiliated companies caused unrealized gains on securities available for sale ¥227 million. This amount, net of ¥92 million of related deferred tax liabilities, is ¥135 million, and that is recorded in net unrealized gains on securities available for sale, net of taxes.

Notes related to income taxes are as follows:

1.	The tax effects of significant temporary differences which resulted in deferred tax assets and liabilities are as follows:

Current :
Deferred tax assets:
Reserve for employees’ bonuses	¥95 million
Other	¥35 million

Total	¥131 million
Deferred tax liabilities:
Dividends receivable	¥(4,217 million	)

Net deferred tax liabilities	¥(4,086 million	)
Fixed :
Deferred tax assets:
Investments in subsidiaries	¥1,599,475 million
Net operating loss carryforwards	¥2,297 million
Other	¥6,412 million

Subtotal	¥1,608,185 million
Valuation allowance	¥(1,604,885 million	)

Total deferred tax assets	¥3,299 million
Deferred tax liabilities:
Investments securities	¥(6,363 million	)

Net deferred tax liabilities	¥(3,063 million	)

2.	A reconciliation between the normal effective statutory tax rate and the actual effective tax rate is as follows:

Normal effective statutory tax rate	40.69%
Reconciliation:
Dividends and others exempted for income tax purposes	(40.13)%
Other	(0.46)%

Actual effective tax rate	0.08%

Per share information :

Shareholders’ equity per common share	¥527,176.88
Net income per common share	¥123,144.24
Net income per common share adjusted diluted securities	¥118,372.75

(Notes)
Bases for computing basic net income per common share:

Net income per common share
Net income	¥1,013,448 million
Total dividends on preferred stock	¥12,837 million
Net income attributable to common shares	¥1,000,610 million
Average number of common shares outstanding for the fiscal year	8,125,514.64 shares
Net income per common share adjusted diluted securities
Adjustments in net income	¥6,837 million
Common equivalent share	385,295.52 shares

Additional information

Suspension of consolidated corporate-tax system

MUFG has suspended the consolidated corporate-tax system from the fiscal year ending March 31, 2006.

(Japanese GAAP)

Mitsubishi UFJ Financial Group, Inc.

Proposed Appropriations of Retained Earnings and Other Capital Surplus

(in millions of yen)			For the year ended March 31, 2006 (A)			For the year ended March 31, 2005 (B)	(A) - (B)
Appropriations of Retained Earnings
Unappropriated retained earnings at fiscal year end			1,418,943			241,359	1,177,584

Appropriations:
Cash dividends on preferred stock-class 1			—	(41,250 yen per share	)	1,678	(1,678)
Cash dividends on preferred stock-class 3	(30,000 yen per share	)	3,000	(7,069 yen per share	)	706	2,293
Cash dividends on preferred stock-class 8	(15,900 yen per share	)	429			—	429
Cash dividends on preferred stock-class 9	(18,600 yen per share	)	1,482			—	1,482
Cash dividends on preferred stock-class 10	(19,400 yen per share	)	2,910			—	2,910
Cash dividends on preferred stock-class 11	(5,300 yen per share	)	0			—	0
Cash dividends on preferred stock-class 12	(11,500 yen per share	)	2,015			—	2,015
Cash dividends on common stock	(4,000 yen per share	)	38,978	(6,000 yen per share	)	39,254	(275)
Voluntary reserve			—			150,000	(150,000)
General reserve			—			150,000	(150,000)

Total			48,816			191,640	(142,823)

Unappropriated retained earnings to be carried forward			1,370,126			49,718	1,320,407

Appropriations of Other Capital Surplus
Other capital surplus at fiscal year end			356,167			477,875	(121,707)
Other capital surplus to be carried forward			356,167			477,875	(121,707)

Note:

Related to other capital surplus for the year ended March 31, 2005 and 2006.

With respect to other capital surplus, the Company is authorized to appropriate ¥244.2 billion to use in redeeming the shares of Class 1 Preferred Stock through a resolution of the Board of Directors as provided for in the Commercial Code and Article 16, Paragraph 2 of the Articles of Incorporation of the Company by general meeting of shareholders on June 29,2004.

Based on the authorization, the Company appropriated ¥122.1 billion to use in redeeming shares of Class 1 Preferred Stock (40,700shares) on October 1, 2004 through a resolution of the Board of Directors as provided for in the Articles of Incorporation of the Company on August 26, 2004. And the Company appropriated ¥122.1 billion to use in redeeming shares of Class 1 Preferred Stock (40,700shares) on April 1, 2005 through a resolution of the Board of Directors as provided for in the Articles of Incorporation of the Company on February 18, 2005.

Mitsubishi UFJ Financial Group, Inc.

Changes of Directors and Corporate Auditors

Changes in Directors and Corporate Auditors have been disclosed separately on May 22, 2006.

Selected Financial Information

under Japanese GAAP

For the Fiscal Year Ended March 31, 2006

Mitsubishi UFJ Financial Group, Inc.

[Contents]

Note:	“Total of the 2 Banks” stands for the aggregated non-consolidated figures of The Bank of Tokyo-Mitsubishi UFJ, Ltd. and The Mitsubishi UFJ Trust and Banking Corporation.

“Total of the 2 Banks and subsidiaries” stands for the aggregated non-consolidated figures of The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mitsubishi UFJ Trust and Banking Corporation, MU Strategic Partner, Co., Ltd. (“MUSP”) (former “UFJSP”) and UFJ Equity Investments, Co., Ltd. (“UFJEI”) and UFJ Trust Equity Co., Ltd. (“UFJTE”).

Mitsubishi UFJ Financial Group, Inc.

1 Consolidated Financial Highlights under Japanese GAAP for the Fiscal Year Ended March 31, 2006

1. Financial Results

[Consolidated]

The following financial results of this year disclosed adding up the consolidated results of Mitsubishi UFJ Financial Group, Inc. and UFJ Holdings, Inc.

The following financial results of the previous year disclosed adding up the consolidated results of Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings, Inc.

	(in millions of yen)
	For the year ended March 31, 2006 (A)	For the year ended March 31, 2005 (B)	Increase/ (Decrease) (A) - (B)
Gross profits	3,609,991	3,401,968	208,023
Net interest income	1,857,901	1,812,303	45,597
Trust fees	146,619	152,196	(5,576)
Credit costs for trust accounts (1)	(921)	(12,164)	11,243
Net fees and commissions	1,099,706	924,821	174,884
Net trading profits	161,576	179,257	(17,681)
Net other business income	344,187	333,390	10,797
Net gains (losses) on debt securities	(29,499)	104,898	(134,398)
General and administrative expenses	1,925,327	1,697,770	227,557
Net business profits before credit costs for trust accounts and provision for formula allowance for loan losses	1,685,586	1,716,363	(30,777)
Provision for formula allowance for loan losses (2)	—	—	—
Net business profits*	1,684,664	1,704,198	(19,534)
Net non-recurring gains (losses)	(251,355)	(1,607,738)	1,356,382
Credit related costs (3)	(218,295)	(1,280,193)	1,061,898
Losses on loan charge-offs	(153,740)	(638,655)	484,914
Provision for specific allowance for loan losses	—	—	—
Other credit related costs	(64,554)	(641,537)	576,983
Net gains (losses) on equity securities	60,902	(177,061)	237,964
Gains on sales of equity securities	122,757	266,111	(143,354)
Losses on sales of equity securities	(26,146)	(58,334)	32,188
Losses on write down of equity securities	(35,708)	(384,838)	349,130
Equity in profit of affiliates	20,243	21,698	(1,455)
Other	(114,206)	(172,182)	57,976

Ordinary profit	1,433,308	96,460	1,336,848

Net special gains	634,252	324,472	309,779
Gain on loans charged-off (4)	100,843	77,085	23,757
Reversal of allowance for loan losses (5)	608,957	216,847	392,110
Losses on impairment of fixed assets	(43,701)	(5,059)	(38,642)
Income before income taxes and others	2,067,561	420,933	1,646,628
Income taxes-current	140,994	87,193	53,800
Income taxes-deferred	645,399	489,088	156,311
Minority interest	99,390	60,767	38,622

Net income	1,181,777	(216,115)	1,397,892

Note:

*  Net business profits = The 2 Banks’ non-consolidated net business profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for formula allowance for loan losses - Inter-company transactions

(Reference)

Total credit costs (1)+(2)+(3)+(5)	389,740	(1,075,510)	1,465,251

Total credit costs + Gains on loans charged-off (1)+(2)+(3)+(4)+(5)	490,584	(998,424)	1,489,009

Number of consolidated subsidiaries	248	246	2
Number of affiliated companies accounted for by the equity method	42	51	(9)

Mitsubishi UFJ Financial Group, Inc.

[Total of the 2 Banks and subsidiaries]

The following financial results of this year disclosed adding up the non-consolidated results of The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mitsubishi UFJ Trust and Banking Corporation, UFJ Bank Limited, UFJ Trust Bank Limited, “MUSP”, “UFJEI” and “UFJTE”.

The following financial results of the previous year disclosed adding up the non-consolidated results of The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited, Mitsubishi Trust and Banking Corporation, UFJ Trust Bank Limited, ”UFJSP”, “UFJEI”and “UFJTE”.

“Total of the 2 Banks and subsidiaries” stands for the aggregated figures adjusting inter-company transactions of the 2 Banks and subsidiaries.

	(in millions of yen)
	For the year ended March 31, 2006 (A)	For the year ended March 31, 2005 (B)	Increase/ (Decrease) (A) - (B)
Gross profits	2,514,955	2,613,795	(98,839)
Net interest income	1,483,502	1,559,128	(75,626)
Trust fees	116,167	135,271	(19,103)
Credit costs for trust accounts (1)	(921)	(12,164)	11,243
Net fees and commissions	553,614	501,746	51,868
Net trading profits	19,184	90,725	(71,541)
Net other business income	342,486	326,922	15,563
Net gains (losses) on debt securities	(15,818)	107,419	(123,237)
General and administrative expenses	1,208,920	1,148,932	59,987
Net business profits before credit costs for trust accounts and provision for formula allowance for loan losses	1,306,956	1,477,027	(170,071)
Provision for formula allowance for loan losses (2)	—	(6,569)	6,569
Net business profits	1,306,035	1,458,293	(152,258)
Net non-recurring gains (losses)	(157,221)	(1,703,259)	1,546,037
Credit related costs (3)	(158,383)	(1,215,809)	1,057,425
Losses on loan charge-offs	(114,471)	(590,987)	476,516
Provision for specific allowance for loan losses	—	(31,603)	31,603
Other credit related costs	(43,912)	(593,217)	549,305
Net gains (losses) on equity securities	135,275	(302,081)	437,356
Gains on sales of equity securities	196,149	271,929	(75,779)
Losses on sales of equity securities	(19,859)	(53,566)	33,707
Losses on write down of equity securities	(41,014)	(520,444)	479,429
Others	(134,113)	(185,369)	51,255

Ordinary profit	1,148,813	(244,966)	1,393,779

Net special gains	747,536	364,815	382,721
Gain on loans charged-off (4)	93,148	69,806	23,341
Reversal of allowance for loan losses (5)	698,238	264,069	434,168
Losses on impairment of fixed assets	(20,190)	(3,480)	(16,709)
Income before income taxes and others	1,896,349	119,848	1,776,500
Income taxes-current	33,275	26,108	7,167
Income taxes-deferred	604,570	439,174	165,396

Net income	1,258,503	(345,433)	1,603,936

(Reference)

Total credit costs (1)+(2)+(3)+(5)	538,932	(970,474)	1,509,407

Total credit costs + Gains on loans charged-off (1)+(2)+(3)+(4)+(5)	632,081	(900,667)	1,532,748

Mitsubishi UFJ Financial Group, Inc.

2. Valuation Differences on Securities

(1) Valuation method of securities

Trading securities	Market value (valuation differences are recorded as profits or losses)
Debt securities being held to maturity	Amortized cost
Securities available for sale	Market value (valuation differences are included in shareholders’ equity, net of income taxes)

(Reference)Securities in money held in trust

Trading purposes	Market value (valuation differences are recorded as profits or losses)
Being held to maturity	Amortized cost
Other	Market value (valuation differences are included in shareholders’ equity, net of income taxes)

(2) Valuation differences

The following Valuation differences of the previous year disclosed of Mitsubishi Tokyo Financial Group, Inc.’s results.

					(in millions of yen)

	As of March 31, 2006				As of March 31, 2005
	Valuation differences				Valuation differences
	(A)	(A) - (B)	Gains	Losses	(B)	Gains	Losses

Debt securities being held to maturity	(14,556)	(38,122)	3,662	18,219	23,565	23,737	171
Securities available for sale	2,953,237	1,967,288	3,339,726	386,488	985,949	1,119,294	133,345
Domestic equity securities	2,980,802	2,086,746	2,996,101	15,298	894,056	961,169	67,113
Domestic bonds	(210,142)	(264,237)	7,277	217,419	54,095	60,823	6,728
Other	182,577	144,779	336,347	153,769	37,797	97,301	59,503
Total	2,938,680	1,929,166	3,343,388	404,707	1,009,514	1,143,032	133,517
Domestic equity securities	2,980,802	2,086,746	2,996,101	15,298	894,056	961,169	67,113
Domestic bonds	(224,898)	(301,078)	9,343	234,241	76,179	82,908	6,728
Other	182,776	143,498	337,943	155,166	39,278	98,954	59,675

(3) Market value information for securities in trusts with contracts for compensating the principal

Money Trusts

A. Market Value of Securities		(in millions of yen)

	Trust Assets at period end	Market Value	Valuation Gains
As of March 31, 2006	629,669	632,206	2,537

Note	: A fair value is given where a fair value can be calculated for a market-value equivalent.

B. Valuation Gains of Derivative Transaction : 3,185 millions of yen

Loan	Trusts

A. Market Value of Securities		(in millions of yen)

	Trust Assets at period end	Market Value	Valuation Gains
As of March 31, 2006	—	—	—

Note : A fair value is given where a fair value can be calculated for a market-value equivalent.

B. Valuation Gains of Derivative Transaction : - millions of yen

Mitsubishi UFJ Financial Group, Inc.

3. Risk-Adjusted Capital Ratio Based on the Standards of the BIS

The following figures as of March 31, 2005 and September 30, 2005 represent the results of Mitsubishi Tokyo Financial Group, Inc.

		(in billions of yen except percentages)
		As of March 31, 2006 (A) (Preliminary basis)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
(1)	Risk-adjusted capital ratio	12.20%	0.43%	0.19%	11.76%	12.01%
	Tier 1 ratio	6.80%	(0.81)%	(0.92)%	7.61%	7.72%
(2)	Tier 1 capital	7,501.6	3,214.9	2,854.6	4,286.7	4,646.9
(3)	Tier 2 capital includable as qualifying capital	6,293.7	3,042.7	2,794.7	3,250.9	3,498.9
	i) The amount of unrealized gains on investment securities, includable as qualifying capital	1,343.1	893.7	619.5	449.4	723.6
	ii) The amount of land revaluation excess includable as qualifying capital	162.1	34.7	35.2	127.4	126.9
	iii) Subordinated debt	3,786.6	1,547.9	1,509.8	2,238.7	2,276.8
(4)	Tier 3 capital includable as qualifying capital	—	—	—	—	—
(5)	Deductions from total qualifying capital	331.9	(583.0)	(590.5)	915.0	922.5
(6)	Total qualifying capital (2)+(3)+(4)-(5)	13,463.3	6,840.7	6,240.0	6,622.6	7,223.3
(7)	Risk-adjusted assets	110,303.4	54,032.8	50,163.0	56,270.5	60,140.3

Note:	The Bank of Tokyo-Mitsubishi UFJ, Ltd.(“BTMU”), a subsidiary of Mitsubishi UFJ Financial Group, Inc., agreed to purchase the preferred stock issued by MU Strategic Partner Co., Ltd., a subsidiary of BTMU, from Merrill Lynch group on May 22, 2006. As a result, 120.0 billion yen has been deducted from Tier I Capital as of March 31, 2006.

4. Return on Equity

The following ROE of the previous year disclosed of Mitsubishi Tokyo Financial Group, Inc.’s results.

			(	%)

	For the year ended March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	For the year ended March 31, 2005 (B)
ROE *	16.58	7.07	9.50

Note:	* ROE is computed as follows:

(Net income - Dividends on preferred stocks)

{(Shareholders’ equity at beginning of period - Number of preferred stocks at beginning of period × Issue price - Land revaluation excess at beginning of period - Unrealized gains on securities available for sale at beginning of period)

+ (Shareholders’ equity at end of period - Number of preferred stocks at end of period × Issue price - Land revaluation excess at end of period - Unrealized gains on securities available for sale at end of period)} / 2

× 100

Mitsubishi UFJ Financial Group, Inc.

2 Loan Portfolio and Other

1-1. Risk-Monitored Loans

(Non-accrual loans, accruing loans contractually past due 3 months or more and restructured loans)

The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the results of Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings, Inc. (the aggregated figures of UFJ Bank Limited, UFJ Trust Bank Limited, “UFJSP”, “UFJEI” and “UFJTE”.)

[Consolidated]

	(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Loans to customers in bankruptcy	58,404	12,907	9,218	45,497	49,185
Past due loans	900,179	(649,751)	(432,742)	1,549,930	1,332,921
Accruing loans contractually past due 3 months or more	22,856	(38,776)	3,509	61,633	19,346
Restructured loans	999,497	(228,645)	(6,655)	1,228,142	1,006,152
Total	1,980,937	(904,266)	(426,669)	2,885,204	2,407,607
Amount of direct reduction	1,150,775	(332,020)	(60,741)	1,482,795	1,211,516
Loans and bills discounted	85,763,106	3,092,785	1,546,336	82,670,320	84,216,770

Percentage of total loans and bills discounted
Loans to customers in bankruptcy	0.06%	0.01%	0.00%	0.05%	0.05%
Past due loans	1.04%	(0.82)%	(0.53)%	1.87%	1.58%
Accruing loans contractually past due 3 months or more	0.02%	(0.04)%	0.00%	0.07%	0.02%
Restructured loans	1.16%	(0.32)%	(0.02)%	1.48%	1.19%
Total	2.30%	(1.18)%	(0.54)%	3.49%	2.85%

[Trust accounts]

	(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Loans to customers in bankruptcy	51	(1,269)	(62)	1,321	113
Past due loans	56	(7,363)	52	7,419	4
Accruing loans contractually past due 3 months or more	37	(1,048)	(113)	1,086	150
Restructured loans	1,199	(32,720)	(91)	33,920	1,291
Total	1,346	(42,401)	(214)	43,748	1,560
Loans and bills discounted	189,409	(843,064)	(39,510)	1,032,473	228,919

[Consolidated and Trust accounts]

	(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Loans to customers in bankruptcy	58,456	11,637	9,156	46,818	49,299
Past due loans	900,236	(657,114)	(432,689)	1,557,350	1,332,926
Accruing loans contractually past due 3 months or more	22,894	(39,825)	3,396	62,720	19,497
Restructured loans	1,000,697	(261,366)	(6,747)	1,262,063	1,007,444
Total	1,982,283	(946,668)	(426,884)	2,928,952	2,409,167
Loans and bills discounted	85,952,515	2,249,721	1,506,825	83,702,794	84,445,689

Mitsubishi UFJ Financial Group, Inc.

1-2. Risk-Monitored Loans

(Non-accrual loans, accruing loans contractually past due 3 months or more and restructured loans)

The following figures as of March 31, 2006 disclosed adding up the results of The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mitsubishi UFJ Trust and Banking Corporation, “MUSP” and “UFJTE”.

The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the results of The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited, Mitsubishi Trust and Banking Corporation, UFJ Trust Bank Limited, “UFJSP”, “UFJEI” and “UFJTE”.

[Total of the 2 Banks and subsidiaries]

	(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Loans to customers in bankruptcy	46,443	1,933	(1,661)	44,509	48,105
Past due loans	768,443	(732,269)	(526,022)	1,500,713	1,294,466
Accruing loans contractually past due 3 months or more	22,725	(38,501)	3,866	61,227	18,859
Restructured loans	900,715	(327,123)	(103,703)	1,227,839	1,004,419
Total	1,738,329	(1,095,961)	(627,521)	2,834,290	2,365,850
Amount of direct reduction	966,359	(477,016)	(207,339)	1,443,376	1,173,698
Loans and bills discounted	79,987,196	365,158	(842,410)	79,622,038	80,829,607

Percentage of total loans and bills discounted

Loans to customers in bankruptcy	0.05%	0.00%	(0.00)%	0.05%	0.05%
Past due loans	0.96%	(0.92)%	(0.64)%	1.88%	1.60%
Accruing loans contractually past due 3 months or more	0.02%	(0.04)%	0.00%	0.07%	0.02%
Restructured loans	1.12%	(0.41)%	(0.11)%	1.54%	1.24%

Total	2.17%	(1.38)%	(0.75)%	3.55%	2.92%

[Trust accounts]

	(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Loans to customers in bankruptcy	51	(1,269)	(62)	1,321	113
Past due loans	56	(7,363)	52	7,419	4
Accruing loans contractually past due 3 months or more	37	(1,048)	(113)	1,086	150
Restructured loans	1,199	(32,720)	(91)	33,920	1,291
Total	1,346	(42,401)	(214)	43,748	1,560
Loans and bills discounted	189,409	(843,064)	(39,510)	1,032,473	228,919

[Total of the 2 Banks, subsidiaries and Trust accounts]

	(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Loans to customers in bankruptcy	46,495	664	(1,723)	45,831	48,219
Past due loans	768,500	(739,632)	(525,970)	1,508,133	1,294,470
Accruing loans contractually past due 3 months or more	22,763	(39,550)	3,753	62,314	19,009
Restructured loans	901,915	(359,843)	(103,795)	1,261,759	1,005,711
Total	1,739,675	(1,138,363)	(627,735)	2,878,038	2,367,411
Loans and bills discounted	80,176,605	(477,906)	(881,920)	80,654,512	81,058,526

Mitsubishi UFJ Financial Group, Inc.

2-1. Classification of Risk-Monitored Loans

The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the results of Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings, Inc. ( the aggregated figures of UFJ Bank Limited, UFJ Trust Bank Limited, “UFJSP”, “UFJEI” and “UFJTE”.)

Classification by geographic area

[Consolidated]	(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Domestic	1,828,728	(845,127)	(346,054)	2,673,856	2,174,783
Overseas	152,208	(59,139)	(80,614)	211,348	232,823
Asia	15,687	(12,705)	(14,815)	28,392	30,503
Indonesia	3,165	(224)	(130)	3,389	3,295
Thailand	2,036	(2,429)	(4,146)	4,465	6,182
Hong Kong	5,396	(5,885)	(7,212)	11,282	12,608
Other	5,090	(4,164)	(3,325)	9,254	8,415
United States of America	65,625	(54,234)	(50,323)	119,859	115,948
Other	70,895	7,800	(15,475)	63,095	86,371

Total	1,980,937	(904,266)	(426,669)	2,885,204	2,407,607

[Trust accounts]	(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Domestic	1,346	(42,401)	(214)	43,748	1,560

Classification by type of industry of borrowers

[Consolidated]	(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Domestic	1,828,728	(845,127)	(346,054)	2,673,856	2,174,783
Manufacturing	195,942	(57,217)	(7,423)	253,159	203,365
Construction	70,683	(245,879)	(37,336)	316,563	108,020
Wholesale and Retail	400,265	(188,644)	(98,540)	588,909	498,805
Banks and other financial institutions	15,980	(67,625)	(53,136)	83,606	69,117
Real estate	465,393	(232,204)	(84,291)	697,598	549,684
Services	171,094	(228,025)	(193,053)	399,119	364,148
Other industries	212,735	91,494	72,507	121,240	140,228
Consumer	296,633	82,975	55,219	213,658	241,413
Overseas	152,208	(59,139)	(80,614)	211,348	232,823
Banks and other financial institutions	68,011	19,581	(9,043)	48,429	77,055
Commercial and industrial	79,333	(68,871)	(73,342)	148,204	152,675
Other	4,863	(9,849)	1,771	14,713	3,092

Total	1,980,937	(904,266)	(426,669)	2,885,204	2,407,607

[Trust accounts]	(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Domestic	1,346	(42,401)	(214)	43,748	1,560
Manufacturing	—	(1,909)	—	1,909	—
Construction	—	(2,244)	—	2,244	—
Wholesale and Retail	9	(1,269)	(4)	1,279	14
Banks and other financial institutions	—	—	—	—	—
Real estate	22	(6,254)	(115)	6,477	338
Services	311	(3,269)	(8)	3,580	319
Other industries	8	(16,601)	(5)	16,610	14
Consumer	794	(10,853)	(79)	11,647	873

Total	1,346	(42,401)	(214)	43,748	1,560

Mitsubishi UFJ Financial Group, Inc.

2-2. Classification of Risk-Monitored Loans

The following figures as of March 31, 2006 disclosed adding up the results of The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mitsubishi UFJ Trust and Banking Corporation, “MUSP” and “UFJTE”.

The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the results of The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited, Mitsubishi Trust and Banking Corporation, UFJ Trust Bank Limited, “UFJSP”, “UFJEI” and “UFJTE”.

Classification by geographic area

[Total of the 2 Banks and subsidiaries]	(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Domestic	1,596,864	(1,052,833)	(558,119)	2,649,697	2,154,984
Overseas	141,464	(43,128)	(69,401)	184,592	210,866
Asia	14,738	(12,942)	(15,019)	27,681	29,758
Indonesia	2,864	(525)	(431)	3,389	3,295
Thailand	2,036	(2,429)	(4,146)	4,465	6,182
Hong Kong	5,396	(5,885)	(7,212)	11,282	12,608
Other	4,442	(4,100)	(3,228)	8,543	7,670
United States of America	57,056	(44,884)	(47,695)	101,941	104,752
Other	69,668	14,698	(6,686)	54,969	76,355

Total	1,738,329	(1,095,961)	(627,521)	2,834,290	2,365,850

[Trust accounts]	(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Domestic	1,346	(42,401)	(214)	43,748	1,560

Classification by type of industry of borrowers

[Total of the 2 Banks and subsidiaries]	(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Domestic	1,596,864	(1,052,833)	(558,119)	2,649,697	2,154,984
Manufacturing	192,954	(60,065)	(10,401)	253,019	203,355
Construction	68,807	(247,756)	(39,213)	316,563	108,020
Wholesale and Retail	395,982	(192,926)	(102,816)	588,909	498,799
Banks and other financial institutions	15,979	(67,626)	(53,137)	83,606	69,117
Real estate	454,364	(243,054)	(95,170)	697,418	549,534
Services	166,187	(232,932)	(197,960)	399,119	364,148
Other industries	205,811	91,546	71,938	114,265	133,873
Consumer	96,776	(100,018)	(131,358)	196,794	228,135
Overseas	141,464	(43,128)	(69,401)	184,592	210,866
Banks and other financial institutions	68,011	20,549	(8,023)	47,462	76,035
Commercial and industrial	68,684	(59,661)	(65,125)	128,346	133,810
Other	4,768	(4,015)	3,747	8,784	1,020

Total	1,738,329	(1,095,961)	(627,521)	2,834,290	2,365,850

[Trust accounts]	(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Domestic	1,346	(42,401)	(214)	43,748	1,560
Manufacturing	—	(1,909)	—	1,909	—
Construction	—	(2,244)	—	2,244	—
Wholesale and Retail	9	(1,269)	(4)	1,279	14
Banks and other financial institutions	—	—	—	—	—
Real estate	222	(6,254)	(115)	6,477	338
Services	311	(3,269)	(8)	3,580	319
Other industries	8	(16,601)	(5)	16,610	14
Consumer	794	(10,853)	(79)	11,647	873

Total	1,346	(42,401)	(214)	43,748	1,560

Mitsubishi UFJ Financial Group, Inc.

3-1. Allowance for Loan Losses

The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the results of Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings, Inc.

[Consolidated]	(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Allowance for loan losses	1,360,745	(851,733)	(302,908)	2,212,479	1,663,654
Formula allowance for loan losses	1,001,652	(473,202)	(40,178)	1,474,855	1,041,830
Specific allowance for loan losses	359,012	(378,053)	(262,724)	737,065	621,736
Allowance for loans to specific foreign borrowers	81	(477)	(5)	559	86

[Trust accounts]	(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Special internal reserves	5,806	(2,510)	(1,189)	8,316	6,995
Allowance for bad debts	617	72	24	545	592

3-2. Allowance for Loan Losses

The following figures as of March 31, 2006 disclosed adding up the results of The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mitsubishi UFJ Trust and Banking Corporation, “MUSP” and “UFJTE”. The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the results of The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited, Mitsubishi Trust and Banking Corporation, UFJ Trust Bank Limited, “UFJSP”, “UFJEI” and “UFJTE”.

[Total of the 2 Banks and subsidiaries]	(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Allowance for loan losses	1,052,921	(903,781)	(288,123)	1,956,703	1,341,045
Formula allowance for loan losses	773,391	(510,739)	(48,453)	1,284,131	821,845
Specific allowance for loan losses	279,448	(391,300)	(239,664)	670,749	519,113
Allowance for loans to specific foreign borrowers	81	(1,741)	(5)	1,822	86

[Trust accounts]	(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Special internal reserves	5,806	(2,510)	(1,189)	8,316	6,995
Allowance for bad debts	617	72	24	545	592

4-1. Coverage Ratio against Risk-Monitored Loans

The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the results of Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings, Inc.

[Consolidated]	(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Allowance for loan losses (I)	1,360,745	(851,733)	(302,908)	2,212,479	1,663,654
Risk-monitored loans (II)	1,980,937	(904,266)	(426,669)	2,885,204	2,407,607
Coverage ratio (I)/(II)	68.69%	(7.99)%	(0.40)%	76.68%	69.09%

4-2. Coverage Ratio against Risk-Monitored Loans

The following figures as of March 31, 2006 disclosed adding up the results of The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mitsubishi UFJ Trust and Banking Corporation, “MUSP” and “UFJTE”. The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the results of The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited, Mitsubishi Trust and Banking Corporation, UFJ Trust Bank Limited, “UFJSP”, “UFJEI” and “UFJTE”.

[Total of the 2 Banks and subsidiaries]	(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Allowance for loan losses (I)	1,052,921	(903,781)	(288,123)	1,956,703	1,341,045
Risk-monitored loans (II)	1,738,329	(1,095,961)	(627,521)	2,834,290	2,365,850
Coverage ratio (I)/(II)	60.57%	(8.46)%	3.88%	69.03%	56.68%

Mitsubishi UFJ Financial Group, Inc.

5. Disclosed Claims under the Financial Reconstruction Law (the “FRL”)

The following figures as of March 31, 2006 disclosed adding up the results of The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mitsubishi UFJ Trust and Banking Corporation, “MUSP” and “UFJTE”. The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the results of The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited, Mitsubishi Trust and Banking Corporation, UFJ Trust Bank Limited, “UFJSP”, “UFJEI” and “UFJTE”.

[Total of the 2 Banks, subsidiaries and Trust accounts]			(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Claims to bankrupt and substantially bankrupt debtors	153,356	(125,799)	(41,179)	279,156	194,535
Claims under high risk	749,723	(657,555)	(517,229)	1,407,278	1,266,952
Claims under close observation	924,387	(397,236)	(99,862)	1,321,624	1,024,250
Total (1)	1,827,467	(1,180,591)	(658,270)	3,008,059	2,485,738
Normal claims	86,279,434	(998,248)	(2,394,979)	87,277,682	88,674,414

6. Status of Secured Coverage on Disclosed Claims under the FRL

The following figures as of March 31, 2006 disclosed adding up the results of The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mitsubishi UFJ Trust and Banking Corporation, “MUSP” and “UFJTE”. The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the results of The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited, Mitsubishi Trust and Banking Corporation, UFJ Trust Bank Limited, “UFJSP”, “UFJEI” and “UFJTE”.

[Total of the 2 Banks, subsidiaries and Trust accounts]			(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Secured coverage amount (2)	1,302,338	(922,823)	(510,656)	2,225,161	1,812,994
Allowance for loan losses	467,900	(578,617)	(288,683)	1,046,518	756,584
Collateral, guarantees, etc.	834,437	(344,204)	(221,973)	1,178,642	1,056,410
Secured coverage ratio (2)/(1)	71.26%	(2.70)%	(1.67)%	73.97%	72.93%

Secured Coverage of Each Category of Disclosed Claims under the FRL

[Total of the 2 Banks, subsidiaries and Trust accounts]							(in millions of yen)

Category	Disclosed amount (A)		Allowance for loan losses (B)		Reserve for financial support to specific borrowers (C)		Collectable amount by collateralized and guaranteed loans (D)		Coverage ratio [(B)+(C)] / [(A)-(D)]		Coverage ratio [(B)+(C)+(D)] / (A)
Claims to bankrupt and substantially bankrupt debtors	153,356 [279,156	]	4,240 [30,911	]	— [—	]	149,116 [248,245	]	100.00 [100.00	% ]%	100.00 [100.00	% ]%
Claims under high risk	749,723 [1,407,278	]	232,782 [587,750	]	— [—	]	414,259 [554,181	]	69.39 [68.89	% ]%	86.30 [81.14	% ]%
Claims under close observation	924,387 [1,321,624	]	230,877 [427,855	]	— [—	]	271,061 [376,216	]	35.33 [45.25	% ]%	54.29 [60.83	% ]%
Sub total (1)	1,827,467 [3,008,059	]	467,900 [1,046,518	]	— [—	]	834,437 [1,178,642	]	47.11 [57.20	% ]%	71.26 [73.97	% ]%
Normal claims	86,279,434 [87,277,682	]
Total (2)	88,106,902 [90,285,741	]
Sub total (1) / Total (2)	2.07 [3.33	% ]%

Note: The upper figures are as of March 31, 2006. The lower figures with bracket are as of March 31, 2005.

Mitsubishi UFJ Financial Group, Inc.

7. Progress in the Disposal of Problem Assets [Total of the 2 Banks, subsidiaries and Trust accounts]

(excluding claims under close observation)

The following figures (from October 2005 to March 2006) disclosed adding up the results of The Bank of Tokyo-Mitsubishi UFJ, Ltd., The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited, Mitsubishi UFJ Trust and Banking Corporation, “MUSP” and “UFJTE”.

The following figures (before September 2005) disclosed adding up the results of The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited, The Mitsubishi Trust and Banking Corporation, UFJ Trust Bank Ltd., “UFJSP”, “UFJEI” and “UFJTE”.

Historical trend of problem assets based on the FRL									(in billions of yen)

	As of September 30, 2000	As of March 31, 2001	As of September 30, 2001	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004	As of March 31, 2005	As of September 30, 2005 (a)	As of March 31, 2006 (b)	(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	1,176.9	1,059.9	1,027.2	1,046.9	882.7	645.9	555.6	444.8	367.3	279.1	194.5	153.3	(41.1)
Claims under high risk	2,884.9	3,232.1	3,413.3	4,802.1	3,279.7	2,239.3	1,963.8	2,024.9	4,439.0	1,407.2	1,266.9	749.7	(517.2)
Total	4,061.9	4,292.1	4,440.6	5,849.0	4,162.4	2,885.3	2,519.4	2,469.8	4,806.4	1,686.4	1,461.4	903.0	(558.4)

	As of September 30, 2000	As of March 31, 2001	As of September 30, 2001	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004	As of March 31, 2005	As of September 30, 2005 (a)	As of March 31, 2006 (b)	(b) - (a)
(1) Assets categorized as problem assets as of September 30, 2000 based on the FRL
Claims to bankrupt and substantially bankrupt debtors	1,176.9	768.5	659.5	511.8	467.4	185.9	125.3	82.3	49.0	24.1	15.1	10.7	(4.3)
Claims under high risk	2,884.9	2,079.9	1,659.5	1,231.6	650.6	137.8	107.1	49.3	35.8	26.7	21.3	19.1	(2.1)
Total	4,061.9	2,848.5	2,319.1	1,743.4	1,118.0	323.8	232.4	131.6	84.8	50.9	36.4	29.9	(6.5)

(2) Assets newly categorized as problem assets during second half of fiscal 2000 based on the FRL
Claims to bankrupt and substantially bankrupt debtors		291.4	268.6	257.8	133.7	60.1	52.1	31.0	23.7	13.9	11.7	10.7	(0.9)
Claims under high risk		1,152.2	950.9	695.3	467.1	133.9	84.8	41.9	33.1	25.7	20.0	15.0	(5.0)
Total		1,443.6	1,219.5	953.1	600.8	194.0	137.0	73.0	56.9	39.7	31.8	25.8	(6.0)

(3) Assets newly categorized as problem assets during first half of fiscal 2001 based on the FRL
Claims to bankrupt and substantially bankrupt debtors			99.0	123.0	63.2	42.7	31.4	22.3	11.9	8.2	5.9	4.7	(1.2)
Claims under high risk			802.8	407.3	252.3	155.6	93.0	44.6	29.8	18.5	15.8	12.3	(3.4)
Total			901.9	530.3	315.6	198.3	124.4	67.0	41.8	26.7	21.8	17.1	(4.6)

(4) Assets newly categorized as problem assets during second half of fiscal 2001 based on the FRL
Claims to bankrupt and substantially bankrupt debtors				154.2	143.1	92.6	125.0	74.4	44.6	15.0	11.6	9.8	(1.7)
Claims under high risk				2,467.8	1,332.8	610.0	184.7	116.8	72.2	53.5	31.5	22.2	(9.2)
Total				2,622.0	1,475.9	702.6	309.7	191.2	116.9	68.5	43.2	32.1	(11.0)

(5) Assets newly categorized as problem assets during first half of fiscal 2002 based on the FRL
Claims to bankrupt and substantially bankrupt debtors					75.1	74.9	54.5	37.5	30.6	15.2	11.4	9.3	(2.0)
Claims under high risk					576.7	295.9	183.7	104.5	66.2	43.3	27.8	15.4	(12.4)
Total					651.9	370.9	238.2	142.1	96.8	58.5	39.2	24.7	(14.5)

(6) Assets newly categorized as problem assets during second half of fiscal 2002 based on the FRL
Claims to bankrupt and substantially bankrupt debtors						189.5	78.0	68.1	51.4	34.6	16.6	9.1	(7.5)
Claims under high risk						905.9	503.9	248.8	107.9	61.9	44.2	17.7	(26.5)
Total						1,095.5	582.0	317.0	159.3	96.5	60.9	26.9	(34.0)

(7) Assets newly categorized as problem assets during first half of fiscal 2003 based on the FRL
Claims to bankrupt and substantially bankrupt debtors							89.0	54.9	36.0	21.6	11.2	7.3	(3.9)
Claims under high risk							806.3	226.4	125.0	89.1	54.8	34.1	(20.7)
Total							895.4	281.4	161.1	110.7	66.1	41.4	(24.6)

(8) Assets newly categorized as problem assets during second half of fiscal 2003 based on the FRL
Claims to bankrupt and substantially bankrupt debtors								74.0	47.9	39.5	22.8	19.8	(3.0)
Claims under high risk								1,192.2	446.0	84.8	57.2	33.7	(23.4)
Total								1,266.2	493.9	124.3	80.0	53.6	(26.4)

(9) Assets newly categorized as problem assets during first half of fiscal 2004 based on the FRL
Claims to bankrupt and substantially bankrupt debtors									71.8	35.7	20.2	13.5	(6.7)
Claims under high risk									3,522.6	638.8	365.6	209.1	(156.4)
Total									3,594.4	674.5	385.9	222.7	(163.2)

(10) Assets newly categorized as problem assets during second half of fiscal 2004 based on the FRL
Claims to bankrupt and substantially bankrupt debtors										70.8	26.4	14.0	(12.3)
Claims under high risk										364.7	208.4	49.1	(159.3)
Total										435.5	234.8	63.1	(171.6)

(11) Assets newly categorized as problem assets during first half of fiscal 2005 based on the FRL
Claims to bankrupt and substantially bankrupt debtors											41.2	22.5	(18.6)
Claims under high risk											419.6	170.0	(249.5)
Total											460.8	192.6	(268.2)

(12) Assets newly categorized as problem assets during second half of fiscal 2005 based on the FRL
Claims to bankrupt and substantially bankrupt debtors												21.2
Claims under high risk												151.4
Total												172.6

Note: “Total of the 2 Banks, subsidiaries and Trust accounts” means the aggregated figures adjusting inter-company transactions of The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mitsubishi UFJ Trust and Banking Corporation (Banking accounts and Trust accounts), “MUSP”, “UFJEI” and “UFJTE”.

Mitsubishi UFJ Financial Group, Inc.

Progress in the disposal of problem assets

(1) Assets categorized as problem assets as of September 30, 2000 based on the FRL

	(in billions of yen)

	As of September 30, 2005 (a)	As of March 31, 2006 (b)	(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	15.1	10.7	(4.3)
Claims under high risk	21.3	19.1	(2.1)

Total	36.4	29.9	(6.5)

		(A)	(B)

Progress in the disposal of problem assets

	(in billions of yen	)

	Second half of fiscal 2005
Disposition by borrowers’ liquidation	0.0
Re-constructive disposition	0.0
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	0.4
Charge-off	0.9
Other	5.1
Collection of claims	4.6
Improvements in financial status	0.5

Total	6.5	(B)

Above (A) includes the following figures which facilitates the final disposal of problem assets.

	(in billions of yen	)

	Second half of fiscal 2005
Legal liquidation	0.9
Quasi-legal liquidation	1.3
Split-off of problem loans	—
Partial charge-off of smaller balance loans	8.3
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	10.6

(2) Assets newly categorized as problem assets during second half of fiscal 2000 based on the FRL

	(in billions of yen)

	As of September 30, 2005 (a)	As of March 31, 2006 (b)	(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	11.7	10.7	(0.9)
Claims under high risk	20.0	15.0	(5.0)

Total	31.8	25.8	(6.0)

		(C)	(D)

Progress in the disposal of problem assets

	(in billions of yen	)

	Second half of fiscal 2005
Disposition by borrowers’ liquidation	0.0
Re-constructive disposition	0.0
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	0.3
Charge-off	0.1
Other	5.4
Collection of claims	5.0
Improvements in financial status	0.4
Total	6.0	(D)

Above (C) includes the following figures which facilitates the final disposal of problem assets.

	(in billions of yen	)

	Second half of fiscal 2005
Legal liquidation	0.4
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	10.3
Entrust through the managed trust method to the Resolution and Collection Corporation	0.0

Total	10.8

(3) Assets newly categorized as problem assets during first half of fiscal 2001 based on the FRL

	(in billions of yen)

	As of September 30, 2005 (a)	As of March 31, 2006 (b)	(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	5.9	4.7	(1.2)
Claims under high risk	15.8	12.3	(3.4)

Total	21.8	17.1	(4.6)

		(E)	(F)

Progress in the disposal of problem assets

	(in billions of yen	)

	Second half of fiscal 2005
Disposition by borrowers’ liquidation	0.0
Re-constructive disposition	0.0
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	1.5
Charge-off	0.2
Other	2.8
Collection of claims	2.7
Improvements in financial status	0.1

Total	4.6	(F)

Above (E) includes the following figures which facilitates the final disposal of problem assets.

	(in billions of yen	)

	Second half of fiscal 2005
Legal liquidation	0.4
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	4.2
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	4.7

(4) Assets newly categorized as problem assets during second half of fiscal 2001 based on the FRL

	(in billions of yen)

	As of September 30, 2005 (a)	As of March 31, 2006 (b)	(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	11.6	9.8	(1.7)
Claims under high risk	31.5	22.2	(9.2)

Total	43.2	32.1	(11.0)

		(G)	(H)

Progress in the disposal of problem assets

	(in billions of yen	)

	Second half of fiscal 2005
Disposition by borrowers’ liquidation	—
Re-constructive disposition	0.0
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	2.1
Charge-off	0.4
Other	8.4
Collection of claims	7.4
Improvements in financial status	0.9

Total	11.0	(H)

Above (G) includes the following figures which facilitates the final disposal of problem assets.

	(in billions of yen	)

	Second half of fiscal 2005
Legal liquidation	1.1
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	8.7
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	9.8

(5) Assets newly categorized as problem assets during first half of fiscal 2002 based on the FRL

	(in billions of yen)

	As of September 30, 2005 (a)	As of March 31, 2006 (b)	(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	11.4	9.3	(2.0)
Claims under high risk	27.8	15.4	(12.4)

Total	39.2	24.7	(14.5)

		(I)	(J)

Progress in the disposal of problem assets

	(in billions of yen	)

	Second half of fiscal 2005
Disposition by borrowers’ liquidation	0.0
Re-constructive disposition	0.0
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	2.0
Charge-off	0.1
Other	12.2
Collection of claims	4.6
Improvements in financial status	7.6

Total	14.5	(J)

Above (I) includes the following figures which facilitates the final disposal of problem assets.

	(in billions of yen	)

	Second half of fiscal 2005
Legal liquidation	6.5
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	2.8
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	9.3

(6) Assets newly categorized as problem assets during second half of fiscal 2002 based on the FRL

	(in billions of yen)

	As of September 30, 2005 (a)	As of March 31, 2006 (b)	(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	16.6	9.1	(7.5)
Claims under high risk	44.2	17.7	(26.5)

Total	60.9	26.9	(34.0)

		(K)	(L)

Progress in the disposal of problem assets

	(in billions of yen	)

	Second half of fiscal 2005
Disposition by borrowers’ liquidation	0.0
Re-constructive disposition	0.1
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	7.7
Charge-off	11.0
Other	15.0
Collection of claims	9.2
Improvements in financial status	5.7

Total	34.0	(L)

Above (K) includes the following figures which facilitates the final disposal of problem assets.

	(in billions of yen	)

	Second half of fiscal 2005
Legal liquidation	1.9
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	3.9
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	5.9

Mitsubishi UFJ Financial Group, Inc.

(7) Assets newly categorized as problem assets during first half of fiscal 2003 based on the FRL

	(in billions of yen)

	As of September 30, 2005 (a)	As of March 31, 2006 (b)	(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	11.2	7.3	(3.9)
Claims under high risk	54.8	34.1	(20.7)

Total	66.1	41.4	(24.6)

		(M)	(N)

Progress in the disposal of problem assets

	(in billions of yen	)

	Second half of fiscal 2005
Disposition by borrowers’ liquidation	0.0
Re-constructive disposition	0.3
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	10.2
Charge-off	1.9
Other	12.0
Collection of claims	8.1
Improvements in financial status	3.9

Total	24.6	(N)

Above (M) includes the following figures which facilitates the final disposal of problem assets.

	(in billions of yen	)

	Second half of fiscal 2005
Legal liquidation	2.5
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	3.9
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	6.4

(8) Assets newly categorized as problem assets during second half of fiscal 2003 based on the FRL

	(in billions of yen)

	As of September 30, 2005 (a)	As of March 31, 2006 (b)	(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	22.8	19.8	(3.0)
Claims under high risk	57.2	33.7	(23.4)

Total	80.0	53.6	(26.4)

		(O)	(P)

Progress in the disposal of problem assets

	(in billions of yen	)

	Second half of fiscal 2005
Disposition by borrowers’ liquidation	0.3
Re-constructive disposition	0.2
Improvements in financial status due to re-constructive disposition	0.7
Loan sales to secondary market	0.7
Charge-off	0.1
Other	24.1
Collection of claims	5.9
Improvements in financial status	18.2

Total	26.4	(P)

Above (O) includes the following figures which facilitates the final disposal of problem assets.

	(in billions of yen	)

	Second half of fiscal 2005
Legal liquidation	3.8
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	4.2
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	8.1

(9) Assets newly categorized as problem assets during first half of fiscal 2004 based on the FRL

	(in billions of yen)

	As of September 30, 2005 (a)	As of March 31, 2006 (b)	(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	20.2	13.5	(6.7)
Claims under high risk	365.6	209.1	(156.4)

Total	385.9	222.7	(163.2)

		(Q)	(R)

Progress in the disposal of problem assets

	(in billions of yen	)

	Second half of fiscal 2005
Disposition by borrowers’ liquidation	0.0
Re-constructive disposition	1.3
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	6.8
Charge-off	10.8
Other	144.0
Collection of claims	79.3
Improvements in financial status	64.6

Total	163.2	(R)

Above (Q) includes the following figures which facilitates the final disposal of problem assets.

	(in billions of yen	)

	Second half of fiscal 2005
Legal liquidation	3.2
Quasi-legal liquidation	3.8
Split-off of problem loans	—
Partial charge-off of smaller balance loans	4.5
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	11.6

(10)	Assets newly categorized as problem assets during second half of fiscal 2004 based on the FRL

	(in billions of yen)

	As of September 30, 2005 (a)	As of March 31, 2006 (b)	(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	26.4	14.0	(12.3)
Claims under high risk	208.4	49.1	(159.3)

Total	234.8	63.1	(171.6)

		(S)	(T)

Progress in the disposal of problem assets

	(in billions of yen	)

	Second half of fiscal 2005
Disposition by borrowers’ liquidation	0.2
Re-constructive disposition	1.5
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	12.0
Charge-off	1.1
Other	156.6
Collection of claims	110.8
Improvements in financial status	45.8

Total	171.6	(T)

Above (S) includes the following figures which facilitates the final disposal of problem assets.

	(in billions of yen	)

	Second half of fiscal 2005
Legal liquidation	9.7
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	4.2
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	14.0

(11)	Assets newly categorized as problem assets during first half of fiscal 2005 based on the FRL

	(in billions of yen)

	As of September 30, 2005 (a)	As of March 31, 2006 (b)	(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	41.2	22.5	(18.6)
Claims under high risk	419.6	170.0	(249.5)

Total	460.8	192.6	(268.2)

		(U)	(V)

Progress in the disposal of problem assets

	(in billions of yen	)

	Second half of fiscal 2005
Disposition by borrowers’ liquidation	0.6
Re-constructive disposition	13.2
Improvements in financial status due to re-constructive disposition	3.6
Loan sales to secondary market	94.3
Charge-off	5.2
Other	151.1
Collection of claims	122.2
Improvements in financial status	28.9

Total	268.2	(V)

Above (U) includes the following figures which facilitates the final disposal of problem assets.

	(in billions of yen	)

	Second half of fiscal 2005
Legal liquidation	7.8
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	11.1
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	19.0

(12)	Assets newly categorized as problem assets during second half of fiscal 2005 based on the FRL

	(in billions of yen	)

	As of March 31, 2006 (b)
Claims to bankrupt and substantially bankrupt debtors	21.2
Claims under high risk	151.4

Total	172.6

	(W)

Above (W) includes the following figures which facilitates the final disposal of problem assets.

	(in billions of yen	)

	Second half of fiscal 2005
Legal liquidation	8.3
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	7.6
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	15.9

Mitsubishi UFJ Financial Group, Inc.

8. Classification of Loans by Type of Industry

The following figures as of March 31, 2006 disclosed adding up the results of The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mitsubishi UFJ Trust and Banking Corporation, “MUSP” and “UFJTE”.

The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the results of The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited, Mitsubishi Trust and Banking Corporation, UFJ Trust Bank Limited, “UFJSP”, “UFJEI” and “UFJTE”.

(1) Loans by type of industry [Total of the 2 Banks and subsidiaries]				(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Domestic offices (excluding loans booked at offshore markets)	71,381,205	(1,665,139)	(2,273,029)	73,046,344	73,654,234
Manufacturing	7,681,169	(1,035,083)	(647,831)	8,716,252	8,329,000
Agriculture	21,255	1,716	1,605	19,539	19,649
Forestry	17,247	(5,619)	(9)	22,866	17,256
Fishery	31,147	1,970	910	29,177	30,237
Mining	53,234	(11,102)	2,019	64,336	51,214
Construction	1,670,816	(304,937)	(57,575)	1,975,753	1,728,391
Utilities	590,802	68,244	(49,980)	522,557	640,782
Media and Communication	1,855,766	(89,920)	(2,477)	1,945,686	1,858,243
Wholesale and Retail	7,821,717	(553,734)	(352,357)	8,375,451	8,174,074
Banks and other financial institutions	7,477,546	(392,344)	(252,127)	7,869,890	7,729,673
Real estate	9,863,658	(430,968)	(173,840)	10,294,626	10,037,498
Services	6,219,549	(845,082)	(405,595)	7,064,631	6,625,144
Municipal government	855,313	(554,842)	101,925	1,410,155	753,388
Other industries	27,221,976	2,486,563	(437,695)	24,735,412	27,659,671
Overseas offices and loans booked at offshore markets	8,605,991	2,030,297	1,430,618	6,575,694	7,175,372
Total	79,987,196	365,158	(842,410)	79,622,038	80,829,607

(2) Domestic consumer loans [Total of the 2 Banks and subsidiaries]				(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Total domestic consumer loans	19,439,411	305,719	(337,236)	19,133,692	19,776,648
Housing loans	18,145,707	504,979	(221,224)	17,640,727	18,366,931
Others	1,293,704	(199,260)	(116,012)	1,492,964	1,409,716

(3) Domestic loans to small and medium-sized companies [Total of the 2 Banks and subsidiaries]				(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Domestic loans to small and medium-sized companies	44,661,334	(86,690)	(153,465)	44,748,024	44,814,799
Percentage to total domestic loans	62.56%	1.30%	1.72%	61.25%	60.84%

Note: Loans to Mitsubishi UFJ Financial Group, Inc. are classified as “Loans to large-sized companies” as of March 31, 2006.

However, “Domestic loans to small/medium-sized companies” as of March 31, 2005 and September 30, 2005, included loans to parent company by UFJ Bank Limited and UFJ Trust Bank Limited, 344,900 million yen and 358,400 million yen, respectively.

Mitsubishi UFJ Financial Group, Inc.

(4) Loans by type of industry [Trust accounts]				(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Domestic offices (excluding loans booked at offshore markets)	350,037	(852,026)	(44,795)	1,202,063	394,832
Manufacturing	2,134	(28,000)	(12,582)	30,134	14,716
Agriculture	—	(148)	—	148	—
Forestry	—	(15)	—	15	—
Fishery	—	(1,000)	(1,000)	1,000	1,000
Mining	—	(378)	—	378	—
Construction	39	(8,409)	(19)	8,448	58
Utilities	4,048	(119,558)	(8,061)	123,606	12,109
Media and Communication	10,519	(59,281)	(3,280)	69,800	13,799
Wholesale and Retail	69	(9,943)	(24)	10,012	93
Banks and other financial institutions	24,367	(73,603)	(38,822)	97,970	63,189
Real estate	20,948	(74,636)	5,235	95,584	15,713
Services	5,717	(38,264)	(127)	43,981	5,844
Municipal government	30,671	(3,056)	(2,143)	33,727	32,814
Other industries	251,517	(435,733)	16,025	687,250	235,491
Overseas offices and loans booked at offshore markets	—	—	—	—	—
Total	350,037	(852,026)	(44,795)	1,202,063	394,832

(5) Domestic consumer loans [Trust accounts]				(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Total domestic consumer loans	100,526	(466,488)	(21,437)	567,015	121,963
Housing loans	98,996	(462,497)	(21,241)	561,494	120,238
Others	1,529	(3,991)	(195)	5,521	1,725

(6) Domestic loans to small and medium-sized companies [Trust accounts]				(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Domestic loans to small and medium-sized companies	280,777	(619,782)	(7,700)	900,559	288,477
Percentage to total domestic loans	80.21%	5.29%	7.15%	74.91%	73.06%

Mitsubishi UFJ Financial Group, Inc.

9. Foreign Loans

The following figures as of March 31, 2006 disclosed adding up the results of The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mitsubishi UFJ Trust and Banking Corporation, “MUSP” and “UFJTE”.

The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the results of The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited, Mitsubishi Trust and Banking Corporation, UFJ Trust Bank Limited, “UFJSP”, “UFJEI” and “UFJTE”.

(1) Loans to specific foreign borrowers [Total of the 2 Banks and subsidiaries]

	(in millions of yen except number of countries)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Loan to specific foreign borrowers	538	(22,390)	(4)	22,929	543
Number of countries	4	(1)	(1)	5	5

(2) Loans to Asian countries [Total of the 2 Banks and subsidiaries]

				(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Thailand	412,326	108,738	83,726	303,588	328,600
Indonesia	279,958	123,998	103,814	155,959	176,144
Malaysia	160,505	40,015	43,606	120,490	116,899
Philippines	64,037	8,444	8,001	55,592	56,035
South Korea	208,169	16,509	(12,929)	191,660	221,099
Singapore	266,856	(16,475)	(34,841)	283,331	301,698
Hong Kong	630,367	76,611	(3,190)	553,755	633,558
China	610,023	144,937	56,261	465,086	553,761
Taiwan	154,041	54,384	41,258	99,657	112,782
Others	116,886	40,914	25,123	75,972	91,762

Total	2,903,174	598,079	310,830	2,305,095	2,592,344

(3) Loans to Latin American countries [Total of the 2 Banks and subsidiaries]

			(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Argentina	2,661	(3,188)	(270)	5,849	2,931
Brazil	91,548	24,679	30,302	66,868	61,246
Mexico	83,705	3,896	14,713	79,808	68,991
Caribbean countries	658,719	254,336	187,170	404,382	471,548
Others	70,482	147	10,537	70,335	59,945

Total	907,117	279,872	242,454	627,245	664,663

Mitsubishi UFJ Financial Group, Inc.

10. Loans and Deposits [Total of the 2 Banks and subsidiaries]

The following figures as of March 31, 2006 disclosed adding up the results of The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mitsubishi UFJ Trust and Banking Corporation, “MUSP” and “UFJTE”.

The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the results of The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited, Mitsubishi Trust and Banking Corporation, UFJ Trust Bank Limited, “UFJSP”, “UFJEI” and “UFJTE”.

				(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Deposits (ending balance)	112,981,873	(79,934)	(68,480)	113,061,808	113,050,354
Deposits (average balance)	112,352,606	883,429	36,861	111,469,177	112,315,745
Loans (ending balance)	79,987,196	365,158	(842,410)	79,622,038	80,829,607
Loans (average balance)	80,396,068	(1,794,117)	534,913	82,190,186	79,861,155

11. Domestic Deposits [Total of the 2 Banks and subsidiaries]

The following figures as of March 31, 2006 disclosed adding up the results of The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mitsubishi UFJ Trust and Banking Corporation, “MUSP” and “UFJTE”. The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the results of The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited, Mitsubishi Trust and Banking Corporation, UFJ Trust Bank Limited, “UFJSP”, “UFJEI” and “UFJTE”.

				(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Individuals	60,217,831	410,224	21,271	59,807,607	60,196,559
Corporations and others	42,719,460	258,573	633,566	42,460,887	42,085,894
Domestic deposits	102,937,292	668,797	654,838	102,268,494	102,282,454

Note: Amounts do not include negotiable certificates of deposit, deposits of overseas offices and JOM accounts.

12. Number of Employees [Total of the 2 Banks]

The following figures as of March 31, 2006 disclosed adding up the results of The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation. The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the results of The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited, Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Number of employees	38,730	(533)	(1,148)	39,263	39,878

13. Number of Offices [Total of the 2 Banks]

The following figures as of March 31, 2006 disclosed adding up the results of The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation. The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the results of The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited, Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Domestic	881	70	60	811	821
Head office and Branches	739	47	47	692	692
Sub-branches and Agencies	142	23	13	119	129
Overseas	87	(19)	(20)	106	107
Branches	44	(21)	(21)	65	65
Sub-branches	23	3	3	20	20
Representative offices	20	(1)	(2)	21	22

Total	968	51	40	917	928

Mitsubishi UFJ Financial Group, Inc.

14. Status of Deferred Tax Assets

The following figures (from April 2005 to March 2006) disclosed adding up the results of The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mitsubishi UFJ Trust and Banking Corporation, UFJ Bank Limited and UFJ Trust Bank Limited. The following figures (before March 2005) disclosed adding up the results of The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited, The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited.

(1) Tax Effects of the Items Comprising Net deferred Tax Assets

	[Total of the 2 Banks]	(in billions of yen)

		Mar. 31, 2006
			vs. Mar. 31, 2005
1 Deferred Tax Assets		2,026.9	(194.5)
2	Allowance for loan losses	596.0	(459.0)
3	Write down of investment securities	423.9	(83.6)
4	Net operating loss carryforwards	1,320.0	(160.6)
5	Reserve for employees’ retirement benefits	116.9	46.1
6	Unrealized losses on securities available for sale	—	—
7	Other	394.2	91.9
8	Valuation allowance	824.1	(370.6)
9 Deferred Tax Liabilities		1,434.2	825.1
10	Gains on placing trust for retirement benefits	47.2	(2.6)
11	Unrealized gains on securities available for sale	1,072.1	551.8
12	Other	314.8	275.9
13 Net deferred Tax Assets		592.7	(1,019.7)
	[Consolidated]
14 Net deferred Tax Assets		623.1	(898.7)

(2) Balance of Net Deferred Tax Assets and Percentage of Tier I Capital

(in billions of yen)

(3) Net Business Profits before Credit Costs and Taxable Income (Current Fiscal Year)

	[Total of the 2 Banks]	(in billions of yen )

		FY 2005
15	Net business profits before credit costs	1,340.4
16	Credit related costs	(531.7)
17	Income before income taxes	1,919.7
18	Reconciliation to taxable income	(1,594.8)
19	Taxable Income	324.9

(4) Net Business Profits before Credit Costs and Taxable Income (Past Five Fiscal Years)

	[Total of the 2 Banks]			(in billions of yen)

		FY 2000	FY 2001	FY 2002	FY 2003	FY 2004
20	Net business profits before credit costs	1,173.4	1,329.6	1,468.8	1,444.3	1,472.5
21	Credit related costs	1,900.6	2,608.0	1,316.6	1,159.0	974.2
22	Income before income taxes	(472.9)	(1,925.2)	(1,122.4)	445.9	95.7
23	Reconciliation to taxable income	505.8	1,916.5	(2,163.2)	90.4	(297.2)
24	Taxable Income	32.8	(8.6)	(3,285.6)	536.3	(201.4)

Mitsubishi UFJ Financial Group, Inc.

15. Employees’ Retirement Benefits

(1)	Benefit obligation

[Consolidated]	(in millions of yen)

		As of March 31, 2006
Projected benefits obligation	(A)	1,920,216
Discount rates: Domestic subsidiaries : 1.50% to 2.50%, Overseas subsidiaries : 5.00% to 10.00%
Fair value of plan assets	(B)	2,380,510
Prepaid pension cost	(C)	360,653
Reserve for employees’ retirement benefits	(D)	82,239
Total amount unrecognized	(A-B+C-D)	(181,879)
Unrecognized net obligation by the change of accounting policy		(22)
Unrecognized prior service cost		(37,761)
Unrecognized net actuarial loss		(144,095)

Note Discount rate : The Bank of Tokyo-Mitsubishi UFJ, Ltd. 1.7% and 2.2%, Mitsubishi UFJ Trust and Banking Corporation 2.1% and 2.2%, Mitsubishi UFJ Securities Co., Ltd. 1.8%.

(2)	Net periodic cost of the employees’ retirement benefits

The following figures disclosed adding up the consolidated results of Mitsubishi UFJ Financial Group, Inc. and UFJ Holdings, Inc.

[Consolidated]	(in millions of yen )

For the year ended March 31, 2006
Net periodic cost of the employees’ retirement benefits	81,548
Service cost	47,200
Interest cost	44,762
Expected return on plan assets	(70,738)
Amortization of prior service cost	(7,904)
Amortization of net actuarial loss	52,485
Other	15,743

Mitsubishi UFJ Financial Group, Inc.

16. Earning Projections for the Fiscal Year Ending March 31, 2007

The figures of the previous year disclosed adding up the results of Mitsubishi UFJ Financial Group, Inc. and UFJ Holdings, Inc.

[Consolidated]				(in billions of yen	)

	For the year ending March 31, 2007	For the six months ending September 30, 2006	For the year ended March 31, 2006	For the six months ended September 30, 2005
Ordinary income	5,460.0	2,570.0	5,407.7	2,515.0
Ordinary profit	1,430.0	630.0	1,433.3	736.3
Net income	750.0	340.0	1,181.7	711.7

[Non-consolidated]				(in billions of yen	)

	For the year ending March 31, 2007	For the six months ending September 30, 2006	For the year ended March 31, 2006	For the six months ended September 30, 2005
Operating income	175.0	160.0	1,052.4	204.6
Ordinary profit	145.0	145.0	1,011.5	187.0
Net income	145.0	145.0	1,391.8	557.7

Mitsubishi UFJ Financial Group, Inc.

[Reference]

(1) The Bank of Tokyo-Mitsubishi UFJ, Ltd.

The figures of the previous year disclosed adding up the results of The Bank of Tokyo-Mitsubishi UFJ, Ltd. and UFJ Bank Limited.

[Consolidated]				(in billions of yen	)

	For the year ending March 31, 2007	For the six months ending September 30, 2006	For the year ended March 31, 2006	For the six months ended September 30, 2005
Ordinary profit	1,110.0	490.0	1,143.8	617.8
Net income	595.0	275.0	1,108.5	630.0

[Non-consolidated]				(in billions of yen	)

	For the year ending March 31, 2007	For the six months ending September 30, 2006	For the year ended March 31, 2006	For the six months ended September 30, 2005
Net business profits before provision for formula allowance for loan losses	1,045.0	465.0	1,087.7	579.6
Ordinary profit	905.0	395.0	935.7	478.6
Net income	510.0	220.0	1,114.0	637.7

Mitsubishi UFJ Financial Group, Inc.

(2) Mitsubishi UFJ Trust and Banking Corporation

The figures of the previous year disclosed adding up the results of Mitsubishi UFJ Trust and Banking Corporation and UFJ Trust Bank Limited.

[Consolidated]				(in billions of yen	)

	For the year ending March 31, 2007	For the six months ending September 30, 2006	For the year ended March 31, 2006	For the six months ended September 30, 2005
Ordinary profit	195.0	90.0	253.0	93.0
Net income	105.0	45.0	164.5	66.7

[Non-consolidated]				(in billions of yen	)

	For the year ending March 31, 2007	For the six months ending September 30, 2006	For the year ended March 31, 2006	For the six months ended September 30, 2005
Net business profits before credit costs for trust accounts and provision for formula allowance for loan losses	225.0	105.0	252.6	119.7
Ordinary profit	185.0	85.0	242.7	89.3
Net income	105.0	45.0	168.1	74.8

Selected Financial Information

under Japanese GAAP

For the Fiscal Year Ended March 31, 2006

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi UFJ, Ltd.)

[Contents]

Note:	“Combined” stands for the aggregated non-consolidated figures of The Bank of Tokyo-Mitsubishi UFJ, Ltd. ,
MU Strategic Partner, Co., Ltd. (“MUSP”) (former “UFJSP”) and UFJ Equity Investments, Co., Ltd. (“UFJEI”) .

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi UFJ, Ltd.)

1 Financial Highlights under Japanese GAAP for the Fiscal Year Ended March 31, 2006

(Japanese GAAP)

1. Consolidated Balance Sheets

	As of March 31,	As of March 31, 2005		Increase/
	2006	(BTM)	(Reference)	(Decrease)
(in millions of yen)	(A)	(B)	(UFJ)	(A) - (B)
Assets:
Cash and due from banks	11,274,216	7,833,571	5,595,627	3,440,644
Call loans and bills bought	2,660,810	713,930	516,438	1,946,880
Receivables under resale agreements	266,340	500,490	1,778,107	(234,150)
Receivables under securities borrowing transactions	2,738,240	5,102,272	952,354	(2,364,031)
Commercial paper and other debt purchased	2,533,592	1,971,327	350,741	562,265
Trading assets	5,773,838	7,218,616	2,880,161	(1,444,777)
Money held in trust	283,487	449,476	10,767	(165,988)
Investment securities	42,246,750	22,877,391	19,737,709	19,369,358
Allowance for losses on investment securities	(27,016)	(1,174)	(3,788)	(25,842)
Loans and bills discounted	76,279,697	38,785,954	35,269,656	37,493,743
Foreign exchanges	1,262,744	682,367	653,110	580,376
Other assets	5,429,392	2,617,603	1,841,913	2,811,788
Premises and equipment	1,222,281	690,479	531,574	531,801
Deferred tax assets	709,616	372,436	983,474	337,179
Goodwill	7,117	—	3,076	7,117
Customers’ liabilities for acceptances and guarantees	9,344,346	4,395,255	3,940,977	4,949,090
Allowance for loan losses	(1,232,496)	(577,043)	(1,411,672)	(655,452)

Total assets	160,772,959	93,632,955	73,630,230	67,140,003

Liabilities:
Deposits	107,528,644	57,732,529	48,023,604	49,796,115
Negotiable certificates of deposit	5,457,746	1,724,336	3,384,304	3,733,409
Call money and bills sold	8,344,368	8,671,196	4,598,862	(326,827)
Payables under repurchase agreements	3,948,282	2,635,665	2,802,524	1,312,617
Payables under securities lending transactions	2,105,030	2,194,155	955,539	(89,125)
Commercial paper	324,384	349,534	87,638	(25,149)
Trading liabilities	1,132,347	3,319,223	1,900,434	(2,186,875)
Borrowed money	2,454,938	1,065,189	815,765	1,389,749
Foreign exchanges	1,311,945	927,331	148,955	384,613
Short-term corporate bonds	375,700	619,700	464,200	(244,000)
Bonds and notes	5,415,141	3,565,588	2,552,359	1,849,553
Bonds with warrants	—	49,165	—	(49,165)
Other liabilities	4,184,752	2,117,983	1,390,561	2,066,769
Reserve for employees’ bonuses	28,293	16,246	6,074	12,046
Reserve for employees’ retirement benefits	51,622	36,152	6,793	15,469
Reserve for expenses related to EXPO 2005 Japan	—	164	—	(164)
Reserves under special laws	31	1,457	—	(1,425)
Deferred tax liabilities	64,205	56,358	24,043	7,847
Deferred tax liabilities on land revaluation excess	202,531	124,846	67,661	77,685
Acceptances and guarantees	9,344,346	4,395,255	3,940,977	4,949,090

Total liabilities	152,274,314	89,602,081	71,170,300	62,672,233

Minority interest	1,724,584	386,834	779,336	1,337,749

Shareholder’s equity:
Capital stock	996,973	996,973	1,258,582	—
Capital surplus	2,767,590	806,928	893,324	1,960,661
Retained earnings	1,620,151	1,346,203	(705,016)	273,947
Land revaluation excess	245,686	159,585	98,632	86,101
Unrealized gains on securities available for sale	1,187,117	450,852	227,189	736,264
Foreign currency translation adjustments	(43,458)	(116,503)	(92,119)	73,045

Total shareholder’s equity	6,774,059	3,644,039	1,680,593	3,130,020

Total liabilities, minority interest and shareholder’s equity	160,772,959	93,632,955	73,630,230	67,140,003

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi UFJ, Ltd.)

(Japanese GAAP)

2. Consolidated Statements of Operations

	For the year ended March 31,	For the year ended March 31, 2005		Increase/
	2006	(BTM)	(Reference)	(Decrease)
(in millions of yen)	(A)	(B)	(UFJ)	(A) - (B)
Ordinary income:
Interest income:	1,800,672	1,174,862	971,100	625,809
Interest on loans and discounts	1,098,606	750,480	697,712	348,126
Interest and dividends on securities	422,549	230,343	193,539	192,205
Trust fees	21,551	17,243	—	4,307
Fees and commissions	586,527	482,561	367,748	103,966
Trading profits	107,437	119,369	28,977	(11,931)
Other business income	236,027	177,791	428,072	58,236
Other ordinary income	179,598	141,688	215,000	37,909

Total ordinary income	2,931,816	2,113,517	2,010,900	818,298

Ordinary expenses:
Interest expense:	690,371	342,018	197,060	348,352
Interest on deposits	344,025	166,601	71,892	177,424
Fees and commissions	73,971	55,412	59,581	18,559
Trading losses	687	1,403	3,476	(715)
Other business expenses	119,663	74,332	197,387	45,331
General and administrative expenses	1,102,273	874,888	589,099	227,385
Other ordinary expenses	257,333	317,898	1,515,133	(60,565)

Total ordinary expenses	2,244,300	1,665,953	2,561,739	578,347

Ordinary profit	687,515	447,564	(550,839)	239,951

Special gains	294,484	36,745	345,330	257,739
Special losses	16,239	12,529	41,252	3,710

Income before income taxes and others	965,760	471,780	(246,762)	493,980

Income taxes-current	74,347	68,262	10,469	6,085
Income taxes-deferred	354,651	99,495	226,735	255,156
Minority interest	52,614	40,546	18,756	12,068

Net income	484,147	263,476	(502,724)	220,670

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi UFJ, Ltd.)

(Japanese GAAP)

3. Consolidated Statements of Capital Surplus and Retained Earnings

	For the year ended March 31,	For the year ended March 31, 2005		Increase/ (Decrease) (A) - (B)
	2006	(BTM)	(Reference)
(in millions of yen)	(A)	(B)	(UFJ)
Balance of capital surplus at beginning of fiscal year	806,928	681,928	806,184	125,000
Increase:	1,960,661	125,000	418,998	1,835,661
Issuance of common stock due to capital increase	—	125,000	418,998	(125,000)
Increase due to the merger	1,960,661	—	—	1,960,661
Decrease:	—	—	331,858	—
Transfer to retained earnings	—	—	331,858	—

Balance of capital surplus at end of fiscal year	2,767,590	806,928	893,324	1,960,661

Balance of retained earnings at beginning of fiscal year	1,346,203	1,256,278	(536,592)	89,925
Increase:	1,148,296	271,596	334,303	876,700
Net income	484,147	263,476	—	220,670
Transfer from capital surplus	—	—	331,858	—
Reversal of revaluation reserve for land	2,476	8,119	2,444	(5,642)
Increase due to the merger	661,672	—	—	661,672
Decrease:	874,348	181,670	502,726	692,677
Cash dividends	806,276	180,941	—	625,335
Bonuses to directors of consolidated subsidiaries	47	75	2	(28)
Decrease due to increase of consolidated subsidiaries and companies accounted for by the equity method resulting from merger	59,268	—	—	59,268
Decrease due to decrease of companies accounted for by the equity method	1,055	654	—	401
Accounting change in overseas consolidated subsidiary	7,700	—	—	7,700
Net loss	—	—	502,724	—

Balance of retained earnings at end of fiscal year	1,620,151	1,346,203	(705,016)	273,947

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi UFJ, Ltd.)

(Japanese GAAP)

4. Non-Consolidated Balance Sheets

	As of March 31,	As of March 31, 2005		Increase/
	2006	(BTM)	(Reference)	(Decrease)
(in millions of yen)	(A)	(B)	(UFJ)	(A) - (B)
Assets:
Cash and due from banks	10,846,488	7,519,389	5,639,164	3,327,099
Call loans	1,995,900	587,293	368,125	1,408,607
Receivables under resale agreements	193,473	70,081	—	123,391
Receivables under securities borrowing transactions	2,738,240	3,191,355	952,354	(453,115)
Bills bought	530,200	—	120,000	530,200
Commercial paper and other debt purchased	1,753,884	943,004	157,981	810,880
Trading assets	5,804,223	3,924,110	1,107,776	1,880,113
Money held in trust	283,155	402,617	5,013	(119,462)
Investment securities	42,159,651	22,802,738	19,893,126	19,356,913
Allowance for losses on investment securities	(134,331)	(1,174)	(65,501)	(133,157)
Loans and bills discounted	69,587,196	35,095,790	33,745,516	34,491,406
Foreign exchanges	1,265,985	685,012	644,439	580,972
Other assets	3,158,035	1,634,904	1,351,442	1,523,131
Premises and equipment	1,056,743	557,688	503,480	499,054
Deferred tax assets	599,840	375,901	953,903	223,939
Customers’ liabilities for acceptances and guarantees	6,180,736	3,763,603	4,096,865	2,417,133
Allowance for loan losses	(928,134)	(442,121)	(1,289,645)	(486,012)

Total assets	147,091,292	81,110,195	68,184,043	65,981,096

Liabilities:
Deposits	101,092,544	53,192,258	46,902,886	47,900,285
Negotiable certificates of deposit	5,716,110	1,770,742	3,534,104	3,945,368
Call money	1,769,921	1,169,063	1,143,810	600,858
Payables under repurchase agreements	3,821,352	2,146,605	947,629	1,674,747
Payables under securities lending transactions	1,922,450	669,180	873,986	1,253,269
Bills sold	6,536,500	6,957,800	3,425,342	(421,300)
Trading liabilities	1,101,840	776,630	185,283	325,209
Borrowed money	3,998,983	1,406,074	1,750,953	2,592,908
Foreign exchanges	1,315,382	927,977	151,016	387,404
Short-term corporate bonds	375,700	619,700	464,200	(244,000)
Bonds and notes	3,956,690	2,520,525	1,985,780	1,436,165
Other liabilities	2,469,563	1,533,546	881,547	936,017
Reserve for employees’ bonuses	14,218	6,576	1,553	7,641
Reserve for employees’ retirement benefits	11,153	17,731	—	(6,578)
Reserve for expenses related to EXPO 2005 Japan	—	164	—	(164)
Reserves under special laws	31	31	—	—
Deferred tax liabilities on land revaluation excess	202,531	124,846	67,661	77,685
Acceptances and guarantees	6,180,736	3,763,603	4,096,865	2,417,133

Total liabilities	140,485,710	77,603,060	66,412,622	62,882,650

Shareholder’s equity:
Capital stock	996,973	996,973	1,258,582	—
Capital surplus:	2,767,590	806,928	893,324	1,960,661
Capital reserve	2,767,590	806,928	893,324	1,960,661
Retained earnings:	1,404,884	1,096,212	(624,897)	308,672
Revenue reserve	190,044	190,044	—	—
Voluntary reserves	720,629	664,890	—	55,739
Unappropriated profit:	494,209	241,277	(624,897)	252,932
Net income	450,799	227,486	(627,276)	223,312
Land revaluation excess	245,742	159,585	98,787	86,156
Unrealized gains on securities available for sale	1,190,391	447,436	145,622	742,954

Total shareholder’s equity	6,605,581	3,507,135	1,771,420	3,098,445

Total liabilities and shareholder’s equity	147,091,292	81,110,195	68,184,043	65,981,096

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi UFJ, Ltd.)

(Japanese GAAP)

5. Non-Consolidated Statements of Operations

	For the year ended March 31,	For the year ended March 31,2005		Increase/ (Decrease) (A) - (B)
	2006	(BTM)	(Reference)
(in millions of yen)	(A)	(B)	(UFJ)
Ordinary income:
Interest income:	1,449,881	935,883	893,789	513,997
Interest on loans and discounts	787,546	566,256	630,429	221,289
Interest and dividends on securities	405,407	228,556	204,751	176,850
Fees and commissions	341,553	239,979	289,713	101,573
Trading profits	101,096	66,526	19,410	34,569
Other business income	218,467	185,970	287,197	32,497
Other ordinary income	106,016	110,904	212,871	(4,887)

Total ordinary income	2,217,015	1,539,264	1,702,983	677,750

Ordinary expenses:
Interest expense:	620,716	286,885	192,270	333,830
Interest on deposits	306,435	148,631	66,716	157,803
Fees and commissions	72,999	50,340	99,654	22,659
Trading losses	9,505	1,398	—	8,106
Other business expenses	110,157	88,303	63,910	21,854
General and administrative expenses	687,990	513,635	479,678	174,355
Other ordinary expenses	152,753	259,718	1,538,653	(106,964)

Total ordinary expenses	1,654,123	1,200,281	2,374,167	453,842

Ordinary profit	562,892	338,983	(671,184)	223,908

Special gains	266,005	21,901	310,394	244,104
Special losses	15,213	9,730	37,760	5,482

Income before income taxes and others	813,684	351,154	(398,549)	462,529

Income taxes-current	14,764	24,216	1,220	(9,452)
Income taxes-deferred	348,120	99,450	227,505	248,669

Net income	450,799	227,486	(627,276)	223,312

Unappropriated retained earnings brought forward	680,981	28,705	—	652,275
Reduction in land revaluation excess	2,476	8,119	2,378	(5,642)
Interim dividends	640,047	23,034	—	617,013
Unappropriated retained earnings	494,209	241,277	(624,897)	252,932

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi UFJ, Ltd.)

(Japanese GAAP)

6. Notional Principal or Contract Amount, Market Value and Valuation Gains (Losses) on Derivatives

The publication is omitted in order to be disclosed by EDINET.

<Reference>

1. Derivatives qualified for hedge-accounting [Consolidated]

(in billions of yen)

	As of March 31, 2006
	Notional principal or contract amount	Market value
Interest rate futures	3,323.4	(2.3)
Interest rate swaps	30,255.2	(151.5)
Currency swaps etc.	5,477.7	(37.8)
Other interest rate-related transactions	416.9	0.2
Other	156.0	0.7

Total		(190.7)

Note : Derivatives which are accounted for on an accrual basis based on “Accounting standard for financial instruments” are not included in the table above.

Notional principal by the remaining life of the interest rate swaps above is as follows:

(in billions of yen)

	As of March 31, 2006
	Due within 1 year	Due after 1 year through 5 years	Due after 5 years	Total
Receive-fix/pay-floater	7,772.5	15,420.6	1,724.4	24,917.6
Receive-floater/pay-fix	1,083.9	2,762.1	1,461.5	5,307.6
Receive-floater/pay-floater	—	10.0	20.0	30.0

Total	8,856.4	18,192.7	3,206.0	30,255.2

2. Deferred gains (losses) [Consolidated]

(in billions of yen)

	As of March 31, 2006
	Deferred gains (A)	Deferred losses (B)	Net gains (losses) (A) - (B)
Interest rate futures	5.0	12.1	(7.0)
Interest rate swaps	182.8	368.6	(185.7)
Currency swaps etc.	46.2	42.7	3.4
Other interest rate-related transactions	0.2	0.5	(0.2)
Other	0.6	0.0	0.5

Total	235.0	424.1	(189.1)

Note : Deferred gains (losses) attributable to the macro hedge accounting as of March 31, 2006 are included in the above table.

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi UFJ, Ltd.)

7. Financial Results [Consolidated]

The following financial results of this year disclosed adding up the consolidated results of The Bank of Tokyo-Mitsubishi UFJ, Ltd. and UFJ Bank Limited.

The following financial results of the previous year disclosed adding up the consolidated results of The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited.

(in millions of yen)

	For the year ended March 31, 2006(A)	For the year ended March 31, 2005(B)	Increase/ (Decrease) (A) - (B)
Gross profits	2,864,946	2,838,940	26,006
Net interest income	1,683,594	1,608,768	74,825
Trust fees	21,551	17,243	4,307
Net fees and commissions	774,450	735,316	39,134
Net trading profits	37,943	143,467	(105,523)
Net other business income	347,406	334,143	13,262
Net gains (losses) on debt securities	(24,160)	94,417	(118,578)
General and administrative expenses	1,533,998	1,405,608	128,390
Net business profits before provision for formula allowance for loan losses	1,330,947	1,433,331	(102,384)
Provision for formula allowance for loan losses (1)	—	—	—
Net business profits*	1,330,947	1,433,331	(102,384)
Net non-recurring losses	(187,098)	(1,536,606)	1,349,508
Credit related costs (2)	(184,902)	(1,213,056)	1,028,153
Losses on loan charge-offs	(140,187)	(598,175)	457,987
Provision for specific allowance for loan losses	—	—	—
Other credit related costs	(44,714)	(614,880)	570,166
Net gains on equity securities	56,529	(186,582)	243,111
Gains on sales of equity securities	107,860	221,629	(113,768)
Losses on sales of equity securities	(21,999)	(54,538)	32,539
Losses on write-down of equity securities	(29,332)	(353,673)	324,341
Equity in profit of affiliates	13,672	6,351	7,321
Other	(72,398)	(143,320)	70,921

Ordinary profit	1,143,848	(103,275)	1,247,124

Net special gains	599,419	328,293	271,126
Gains on loans charged-off (3)	91,149	69,919	21,229
Reversal of allowance for loan losses (4)	528,302	222,104	306,197
Losses on impairment of fixed assets	(18,136)	(4,727)	(13,409)
Income before income taxes and others	1,743,268	225,018	1,518,250
Income taxes-current	103,833	78,732	25,101
Income taxes-deferred	465,981	326,230	139,751
Minority interest	64,909	59,302	5,606

Net income	1,108,544	(239,247)	1,347,792

Note:

*  Net business profits = Net business profits of The Bank of Tokyo-Mitsubishi UFJ, Ltd. + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for formula allowance for loan losses - Inter-company transactions.

(Reference)

Total credit costs (1)+(2)+(4)	343,400	(990,951)	1,334,351

Total credit costs + Gains on loans charged-off (1)+(2)+(3)+(4)	434,549	(921,031)	1,355,581

Number of consolidated subsidiaries	174	194	(20)
Number of affiliated companies accounted for by the equity method	45	46	(1)

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi UFJ, Ltd.)

Financial Results [Non-Consolidated]

The following financial results of this year disclosed adding up the non-consolidated results of The Bank of Tokyo-Mitsubishi UFJ, Ltd. and UFJ Bank Limited. The following financial results of the previous year disclosed adding up the non-consolidated results of The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited.

(in millions of yen)

	For the year ended March 31, 2006(A)	For the year ended March 31, 2005(B)	Increase/ (Decrease) (A) - (B)
Gross profits	2,086,542	2,137,593	(51,050)
Domestic gross profits	1,376,391	1,491,221	(114,830)
Net interest income	1,063,668	1,092,180	(28,512)
Net fees and commissions	320,659	287,499	33,160
Net trading profits	(21,269)	5,496	(26,766)
Net other business income	13,332	106,044	(92,711)
Net gains (losses) on debt securities	(5,663)	89,466	(95,130)
Non-domestic gross profits	710,151	646,371	63,779
Net interest income	257,256	260,219	(2,963)
Net fees and commissions	93,890	92,199	1,691
Net trading profits	45,379	79,042	(33,662)
Net other business income	313,624	214,910	98,713
Net gains on debt securities	(13,056)	7,530	(20,587)
General and administrative expenses	998,831	936,169	62,661
Personnel expenses	340,994	314,163	26,831
Non-personnel expenses	598,923	569,956	28,967
Taxes	58,913	52,050	6,862
Net business profits before provision for formula allowance for loan losses	1,087,711	1,201,423	(113,712)
Provision for formula allowance for loan losses (1)	—	—	—
Net business profits	1,087,711	1,201,423	(113,712)
Net non-recurring losses	(151,988)	(1,533,624)	1,381,635
Credit related costs (2)	(130,691)	(1,097,031)	966,340
Losses on loan charge-offs	(101,077)	(535,612)	434,535
Provision for specific allowance for loan losses	—	—	—
Other credit related costs	(29,613)	(561,418)	531,805
Net gains (losses) on equity securities	104,020	(250,919)	354,939
Gains on sales of equity securities	151,879	245,649	(93,769)
Losses on sales of equity securities	(10,679)	(32,988)	22,309
Losses on write-down of equity securities	(37,179)	(463,579)	426,399
Others	(125,317)	(185,673)	60,356

Ordinary profit	935,722	(332,200)	1,267,923

Net special gains	677,035	284,804	392,230
Gains on loans charged-off (3)	79,479	39,209	40,270
Reversal of allowance for loan losses (4)	616,621	204,544	412,076
Losses on impairment of fixed assets	(18,066)	(3,283)	(14,782)
Income before income taxes	1,612,757	(47,395)	1,660,153
Income taxes-current	17,772	25,437	(7,665)
Income taxes-deferred	480,901	326,956	153,945
Net income	1,114,083	(399,789)	1,513,873

Total credit costs (1)+(2)+(4)	485,929	(892,487)	1,378,416

Total credit costs + Gains on loans charged-off (1)+(2)+(3)+(4)	565,409	(853,277)	1,418,687

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi UFJ, Ltd.)

Financial Results [Combined]

The following financial results of this year disclosed adding up the non-consolidated results of The Bank of Tokyo-Mitsubishi UFJ, Ltd., UFJ Bank Limited, “MUSP” and “UFJEI” after adjusting inter-company transactions.

The following financial results of the previous year disclosed adding up the non-consolidated results of The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited, “UFJSP” and “UFJEI” after adjusting inter-company transactions.

(in millions of yen)

	For the year ended March 31, 2006(A)	For the year ended March 31, 2005(B)	Increase/ (Decrease) (A) - (B)
Gross profits	2,054,578	2,143,253	(88,674)
Domestic gross profits	1,344,427	1,496,881	(152,453)
Net interest income	1,031,940	1,097,511	(65,570)
Net fees and commissions	320,533	288,095	32,438
Net trading profits	(21,269)	5,496	(26,766)
Net other business income	13,222	105,777	(92,554)
Net gains (losses) on debt securities	(5,663)	89,466	(95,130)
Non-domestic gross profits	710,151	646,371	63,779
Net interest income	257,256	260,219	(2,963)
Net fees and commissions	93,890	92,199	1,691
Net trading profits	45,379	79,042	(33,662)
Net other business income	313,624	214,910	98,713
Net gains on debt securities	(13,056)	7,530	(20,587)
General and administrative expenses	1,000,431	938,826	61,604
Personnel expenses	341,317	314,791	26,526
Non-personnel expenses	599,187	570,739	28,447
Taxes	59,925	53,294	6,630
Net business profits before provision for formula allowance for loan losses	1,054,147	1,204,426	(150,278)
Provision for formula allowance for loan losses (1)	—	—	—
Net business profits	1,054,147	1,204,426	(150,278)
Net non-recurring losses	(149,276)	(1,563,126)	1,413,850
Credit related costs (2)	(125,609)	(1,120,456)	994,846
Losses on loan charge-offs	(101,330)	(550,866)	449,535
Provision for specific allowance for loan losses	—	—	—
Other credit related costs	(24,279)	(569,590)	545,311
Net gains (losses) on equity securities	104,637	(286,249)	390,887
Gains on sales of equity securities	158,494	227,262	(68,767)
Losses on sales of equity securities	(16,677)	(49,932)	33,255
Losses on write-down of equity securities	(37,179)	(463,579)	426,399
Others	(128,304)	(156,420)	28,116

Ordinary profit	904,871	(358,700)	1,263,571

Net special gains	683,264	334,965	348,298
Gains on loans charged-off (3)	83,628	62,207	21,420
Reversal of allowance for loan losses (4)	618,704	231,706	386,997
Losses on impairment of fixed assets	(18,066)	(3,283)	(14,782)
Income before income taxes	1,588,135	(23,734)	1,611,870
Income taxes-current	34,065	25,447	8,617
Income taxes-deferred	464,953	327,352	137,600
Net income	1,089,116	(376,535)	1,465,651

Total credit costs (1)+(2)+(4)	493,094	(888,750)	1,381,844

Total credit costs + Gains on loans charged-off (1)+(2)+(3)+(4)	576,722	(826,542)	1,403,264

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi UFJ, Ltd.)

8. Average Interest Rate Spread

The following average interest rate spread of the previous year disclosed of The Bank of Tokyo-Mitsubishi, Ltd.’s results.

[Non-Consolidated]		(percentage per annum)

	For the year ended		Increase/
	March 31,		(Decrease)
	2006(A)	2005(B)	(A) - (B)
Total average interest rate on interest-earning assets (a)	1.77	1.41	0.35
Average interest rate on Loans and bills discounted	1.78	1.62	0.16
Average interest rate on Investment securities	1.38	0.91	0.46
Total average interest rate on interest-bearing liabilities (b)	1.43	1.08	0.35
Average interest rate on Deposits and NCD	0.50	0.29	0.21
Average interest rate on external liabilities	0.54	0.37	0.17
Total average interest rate spread (a)-(b)	0.34	0.33	0.00

Average interest rate spread in domestic business segment:		(percentage per annum)

Total average interest rate on interest-earning assets (a)	1.05	1.00	0.05
Average interest rate on Loans and bills discounted	1.34	1.38	(0.04)
Average interest rate on Investment securities	0.71	0.50	0.20
Total average interest rate on interest-bearing liabilities (b)	0.78	0.70	0.07
Average interest rate on Deposits and NCD	0.02	0.02	(0.00)
Average interest rate on external liabilities	0.15	0.20	(0.04)
Total average interest rate spread (a)-(b)	0.27	0.29	(0.02)

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi UFJ, Ltd.)

9. Valuation Differences on Securities

(1) Valuation method of securities

Trading securities	Market value (valuation differences are recorded as profits or losses)
Debt securities being held to maturity	Amortized cost
Stocks of subsidiaries and affiliates	Cost
Securities available for sale	Market value (valuation differences are included in shareholders’ equity, net of income taxes)

(Reference) Securities in money held in trust
Trading purposes	Market value (valuation differences are recorded as profits or losses)
Being held to maturity	Amortized cost
Other	Market value (valuation differences are included in shareholders’ equity, net of income taxes)

(2) Valuation differences

The following Valuation differences of the previous year disclosed of The Bank of Tokyo-Mitsubishi, Ltd.’s results.

[Consolidated]					(in millions of yen)

	As of March 31, 2006				As of March 31, 2005
	Valuation differences				Valuation differences
	(A)	(A) - (B)	Gains	Losses	(B)	Gains	Losses
Debt securities being held to maturity	(14,840)	(32,608)	1,560	16,400	17,767	17,768	1
Securities available for sale	2,006,590	1,252,329	2,346,885	340,294	754,261	866,931	112,669
Domestic equity securities	2,036,900	1,317,124	2,061,941	25,041	719,775	771,220	51,444
Domestic bonds	(187,034)	(212,534)	4,288	191,322	25,500	32,137	6,636
Other	156,724	147,739	280,655	123,930	8,984	63,573	54,588
Total	1,991,750	1,219,721	2,348,445	356,694	772,028	884,699	112,671
Domestic equity securities	2,036,900	1,317,124	2,061,941	25,041	719,775	771,220	51,444
Domestic bonds	(202,147)	(243,989)	4,373	206,521	41,842	48,478	6,636
Other	156,997	146,586	282,129	125,131	10,411	65,000	54,589

[Non-Consolidated]					(in millions of yen)

	As of March 31, 2006				As of March 31, 2005
	Valuation differences				Valuation differences
	(A)	(A) - (B)	Gains	Losses	(B)	Gains	Losses
Debt securities being held to maturity	(13,123)	(29,650)	19	13,143	16,526	16,527	1
Stocks of subsidiaries and affiliates	1,280,475	815,831	1,280,475	—	464,643	464,643	—
Securities available for sale	1,988,198	1,241,402	2,303,375	315,177	746,796	847,629	100,833
Domestic equity securities	2,001,576	1,294,916	2,026,169	24,593	706,660	757,781	51,121
Domestic bonds	(182,757)	(208,280)	4,188	186,946	25,522	32,137	6,614
Other	169,378	154,766	273,017	103,638	14,612	57,710	43,097
Total	3,255,549	2,027,583	3,583,870	328,321	1,227,966	1,328,800	100,834
Domestic equity securities	2,731,672	1,962,604	2,756,265	24,593	769,068	820,189	51,121
Domestic bonds	(195,859)	(237,723)	4,208	200,068	41,864	48,478	6,614
Other	719,736	302,703	823,396	103,659	417,033	460,132	43,098

[Combined]					(in millions of yen)

	As of March 31, 2006				As of March 31, 2005
	Valuation differences				Valuation differences
	(A)	(A) - (B)	Gains	Losses	(B)	Gains	Losses
Debt securities being held to maturity	(13,123)	(29,650)	19	13,143	16,526	16,527	1
Stocks of subsidiaries and affiliates	1,280,475	815,831	1,280,475	—	464,643	464,643	—
Securities available for sale	1,988,198	1,241,402	2,303,375	315,177	746,796	847,629	100,833
Domestic equity securities	2,001,576	1,294,916	2,026,169	24,593	706,660	757,781	51,121
Domestic bonds	(182,757)	(208,280)	4,188	186,946	25,522	32,137	6,614
Other	169,378	154,766	273,017	103,638	14,612	57,710	43,097
Total	3,255,549	2,027,583	3,583,870	328,321	1,227,966	1,328,800	100,834
Domestic equity securities	2,731,672	1,962,604	2,756,265	24,593	769,068	820,189	51,121
Domestic bonds	(195,859)	(237,723)	4,208	200,068	41,864	48,478	6,614
Other	719,736	302,703	823,396	103,659	417,033	460,132	43,098

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi UFJ, Ltd.)

10. Risk-Adjusted Capital Ratio Based on the Standards of the BIS

The following figures as of March 31, 2005 and September 30, 2005 represent the results of The Bank of Tokyo-Mitsubishi, Ltd.

[Consolidated]		(in billions of yen except percentages)

	As of March 31, 2006(A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005(B)	As of September 30, 2005(C)
	(Preliminary basis)
(1) Risk-adjusted capital ratio	12.48%	0.64%	1.30%	11.83%	11.17%
Tier 1 ratio	7.05%	0.19%	1.29%	6.85%	5.75%
(2) Tier 1 capital *	6,735.3	3,535.7	3,919.0	3,199.5	2,816.2
(3) Tier 2 capital includable as qualifying capital	5,332.7	2,767.9	2,641.0	2,564.8	2,691.7
i) The amount of unrealized gains on investment securities, includable as qualifying capital	910.2	566.5	354.9	343.6	555.3
ii) The amount of land revaluation excess includable as qualifying capital	201.6	73.7	74.3	127.9	127.3
iii) Subordinated debt	3,308.8	1,570.1	1,510.4	1,738.6	1,798.3
(4) Tier 3 capital includable as qualifying capital	—	—	—	—	—
(5) Deductions from total qualifying capital	146.6	(97.0)	107.3	243.7	39.3
(6) Total qualifying capital (2)+(3)+(4)-(5)	11,921.4	6,400.7	6,452.7	5,520.6	5,468.7
(7) Risk-adjusted assets	95,520.6	48,857.8	46,572.9	46,662.8	48,947.7

Note:	* The Bank of Tokyo-Mitsubishi UFJ, Ltd.(“BTMU”), a subsidiary of Mitsubishi UFJ Financial Group, Inc., agreed to purchase the preferred stock issued by MU Strategic Partner Co., Ltd., a subsidiary of BTMU, from Merrill Lynch group on May 22, 2006. As a result, 120.0 billion yen has been deducted from Tier I Capital as of March 31, 2006.

[Non-Consolidated]		(in billions of yen except percentages)

	As of March 31, 2006(A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005(B)	As of September 30, 2005(C)
	(Preliminary basis)
(1) Risk-adjusted capital ratio	13.28%	1.06%	1.81%	12.21%	11.47%
Tier 1 ratio	7.47%	0.69%	1.64%	6.78%	5.82%
(2) Tier 1 capital	6,282.1	3,548.2	3,810.9	2,733.8	2,471.2
(3) Tier 2 capital includable as qualifying capital	5,027.6	2,631.5	2,627.8	2,396.0	2,399.7
i) The amount of unrealized gains on investment securities, includable as qualifying capital	901.3	562.2	345.9	339.1	555.4
ii) The amount of land revaluation excess includable as qualifying capital	201.7	73.7	74.3	127.9	127.3
iii) Subordinated debt	3,241.5	1,544.2	1,487.4	1,697.2	1,754.1
(4) Tier 3 capital includable as qualifying capital	—	—	—	—	—
(5) Deductions from total qualifying capital	138.9	(65.7)	134.0	204.7	4.9
(6) Total qualifying capital (2)+(3)+(4)-(5)	11,170.7	6,245.5	6,304.7	4,925.2	4,866.0
(7) Risk-adjusted assets	84,067.7	43,759.3	41,661.5	40,308.3	42,406.1

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi UFJ, Ltd.)

2 Loan Portfolio and Other

1. Risk-Monitored Loans

(Non-accrual loans, accruing loans contractually past due 3 months or more and restructured loans)

[Consolidated]

The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the results of The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited.

				(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Loans to customers in bankruptcy	49,951	5,079	2,080	44,872	47,871
Past due loans	824,338	(609,776)	(394,735)	1,434,114	1,219,073
Accruing loans contractually past due 3 months or more	21,229	(40,540)	3,512	61,770	17,717
Restructured loans	878,757	(368,712)	(92,374)	1,247,469	971,131

Total	1,774,277	(1,013,949)	(481,516)	2,788,226	2,255,793

Amount of direct reduction	972,703	(397,985)	(117,689)	1,370,689	1,090,392
Loans and bills discounted	76,279,697	2,224,086	986,519	74,055,610	75,293,177

Percentage of total loans and bills discounted
Loans to customers in bankruptcy	0.06%	0.00%	0.00%	0.06%	0.06%
Past due loans	1.08%	(0.85)%	(0.53)%	1.93%	1.61%
Accruing loans contractually past due 3 months or more	0.02%	(0.05)%	0.00%	0.08%	0.02%
Restructured loans	1.15%	(0.53)%	(0.13)%	1.68%	1.28%
Total	2.32%	(1.43)%	(0.66)%	3.76%	2.99%

[Combined]

The following figures as of March 31, 2006 represent the aggregated figures of The Bank of Tokyo-Mitsubishi UFJ, Ltd. and “MUSP”. The following figures as of March 31, 2005 and September 30, 2005 represent the aggregated figures of The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited, “UFJSP” and “UFJEI”.

				(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Loans to customers in bankruptcy	39,664	3,796	95	35,867	39,568
Past due loans	693,537	(620,340)	(424,973)	1,313,877	1,118,510
Accruing loans contractually past due 3 months or more	21,099	(39,244)	4,574	60,343	16,524
Restructured loans	779,976	(306,494)	(102,033)	1,086,470	882,009

Total	1,534,277	(962,282)	(522,336)	2,496,559	2,056,613

Amount of direct reduction	789,117	(398,560)	(142,341)	1,187,677	931,459
Loans and bills discounted	69,595,801	733,135	(40,691)	68,862,666	69,636,492

Percentage of total loans and bills discounted
Loans to customers in bankruptcy	0.05%	0.00%	0.00%	0.05%	0.05%
Past due loans	0.99%	(0.91)%	(0.60)%	1.90%	1.60%
Accruing loans contractually past due 3 months or more	0.03%	(0.05)%	0.00%	0.08%	0.02%
Restructured loans	1.12%	(0.45)%	(0.14)%	1.57%	1.26%

Total	2.20%	(1.42)%	(0.74)%	3.62%	2.95%

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi UFJ, Ltd.)

2-1. Classification of Risk-Monitored Loans

The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the results of The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited, “UFJSP” and “UFJEI”.

Classification by geographic area

[Consolidated]			(in millions of yen)

	As of March 31, 2006(A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005(B)	As of September 30, 2005(C)
Domestic	1,634,535	(720,243)	(251,028)	2,354,778	1,885,563
Overseas	139,742	(52,398)	(72,813)	192,140	212,555
Asia	15,643	(12,352)	(14,837)	27,995	30,481
Indonesia	3,121	(246)	(152)	3,367	3,273
Thailand	2,036	(2,429)	(4,146)	4,465	6,182
Hong Kong	5,396	(5,885)	(7,212)	11,282	12,608
Other	5,090	(3,789)	(3,325)	8,880	8,415
United States of America	53,217	(49,817)	(44,084)	103,035	97,302
Other	70,880	9,771	(13,891)	61,109	84,772

Total	1,774,277	(772,641)	(323,842)	2,546,918	2,098,119

Classification by type of industry of borrowers

[Consolidated]				(in millions of yen)

	As of March 31, 2006(A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005(B)	As of September 30, 2005(C)
Domestic	1,634,535	(720,243)	(251,028)	2,354,778	1,885,563
Manufacturing	160,579	(50,566)	1,968	211,146	158,610
Construction	62,488	(200,140)	(14,696)	262,629	77,185
Wholesale and Retail	375,677	(179,513)	(96,968)	555,191	472,646
Banks and other financial institutions	15,979	(67,621)	(53,137)	83,601	69,117
Real estate	452,855	(180,980)	(56,497)	633,835	509,352
Services	158,435	(161,009)	(141,935)	319,445	300,371
Other industries	143,841	52,862	55,044	90,978	88,796
Consumer	264,677	66,726	55,192	197,950	209,484
Overseas	139,742	(52,398)	(72,813)	192,140	212,555
Banks and other financial institutions	62,347	14,454	(6,747)	47,893	69,094
Commercial and industrial	72,568	(64,768)	(68,189)	137,336	140,758
Other	4,825	(2,084)	2,123	6,909	2,702

Total	1,774,277	(772,641)	(323,842)	2,546,918	2,098,119

2-2. Classification of Risk-Monitored Loans

The following figures as of March 31, 2006 disclosed adding up the results of The Bank of Tokyo-Mitsubishi UFJ, Ltd. and “MUSP”. The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the results of The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited, “UFJSP” and “UFJEI”.

Classification by geographic area

[Combined]				(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Domestic	1,405,279	(925,887)	(460,735)	2,331,167	1,866,014
Overseas	128,997	(36,394)	(61,600)	165,392	190,598
Asia	14,695	(12,589)	(15,041)	27,284	29,736
Indonesia	2,820	(547)	(453)	3,367	3,273
Thailand	2,036	(2,429)	(4,146)	4,465	6,182
Hong Kong	5,396	(5,885)	(7,212)	11,282	12,608
Other	4,442	(3,726)	(3,228)	8,168	7,670
United States of America	44,649	(40,474)	(41,456)	85,124	86,106
Other	69,653	16,669	(5,102)	52,983	74,755

Total	1,534,277	(962,282)	(522,336)	2,496,559	2,056,613

Classification by type of industry of borrowers

[Combined]				(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Domestic	1,405,279	(925,887)	(460,735)	2,331,167	1,866,014
Manufacturing	158,158	(52,847)	(441)	211,006	158,600
Construction	60,650	(201,978)	(16,534)	262,629	77,185
Wholesale and Retail	371,661	(183,530)	(100,978)	555,191	472,640
Banks and other financial institutions	15,979	(67,621)	(53,137)	83,601	69,117
Real estate	442,385	(191,270)	(66,817)	633,655	509,202
Services	153,824	(165,620)	(146,546)	319,445	300,371
Other industries	136,917	52,913	54,475	84,003	82,441
Consumer	65,702	(115,932)	(130,754)	181,634	196,456
Overseas	128,997	(36,394)	(61,600)	165,392	190,598
Banks and other financial institutions	62,347	15,421	(5,727)	46,926	68,075
Commercial and industrial	61,920	(55,558)	(59,972)	117,478	121,893
Other	4,730	3,742	4,099	987	630

Total	1,534,277	(962,282)	(522,336)	2,496,559	2,056,613

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi UFJ, Ltd.)

3. Allowance for Loan Losses

[Consolidated]

The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the results of The Bank of Tokyo-Mitsubishi, Ltd., and UFJ Bank Limited.

				(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Allowance for loan losses	1,232,496	(756,219)	(253,405)	1,988,715	1,485,901
Formula allowance for loan losses	912,043	(431,123)	(44,239)	1,343,166	956,282
Specific allowance for loan losses	320,372	(324,620)	(209,161)	644,992	529,533
Allowance for loans to specific foreign borrowers	81	(475)	(4)	557	85

[Combined]

The following figures as of March 31, 2006 disclosed adding up the results of The Bank of Tokyo-Mitsubishi UFJ, Ltd. and “MUSP”. The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the results of The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited, “UFJSP” and “UFJEI”.

				(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Allowance for loan losses	928,473	(805,629)	(236,795)	1,734,103	1,165,269
Formula allowance for loan losses	683,117	(468,615)	(51,740)	1,151,733	734,858
Specific allowance for loan losses	245,275	(335,273)	(185,050)	580,549	430,325
Allowance for loans to specific foreign borrowers	81	(1,739)	(4)	1,820	85

4. Coverage Ratio against Risk-Monitored Loans

[Consolidated]

The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the results of The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited.

				(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Allowance for loan losses (A)	1,232,496	(756,219)	(253,405)	1,988,715	1,485,901
Risk-monitored loans (B)	1,774,277	(1,013,949)	(481,516)	2,788,226	2,255,793
Coverage ratio (A)/(B)	69.46%	(1.86)%	3.59%	71.32%	65.87%

[Combined]

The following figures as of March 31, 2006 disclosed adding up the results of The Bank of Tokyo-Mitsubishi UFJ, Ltd. and “MUSP”. The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the results of The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited, “UFJSP” and “UFJEI”.

				(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Allowance for loan losses (A)	928,473	(805,629)	(236,795)	1,734,103	1,165,269
Risk-monitored loans (B)	1,534,277	(962,282)	(522,336)	2,496,559	2,056,613
Coverage ratio (A)/(B)	60.51%	(8.94)%	3.85%	69.45%	56.65%

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi UFJ, Ltd.)

5-1. Disclosed Claims under the Financial Reconstruction Law (the “FRL”)

The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the results of The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited.

[Non-Consolidated]				(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Claims to bankrupt and substantially bankrupt debtors	128,985	(102,826)	(34,324)	231,811	163,309
Claims under high risk	683,062	(557,164)	(423,306)	1,240,226	1,106,368
Claims under close observation	800,801	(346,011)	(97,448)	1,146,812	898,250

Total (1)	1,612,849	(1,006,002)	(555,079)	2,618,851	2,167,928

Normal claims	75,651,761	82,194	(1,628,136)	75,569,567	77,279,897

6-1. Status of Secured Coverage on Disclosed Claims under the FRL

The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the results of The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited.

[Non-Consolidated]				(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Secured coverage amount (2)	1,158,791	(789,205)	(409,191)	1,947,997	1,567,983
Allowance for loan losses	413,395	(511,680)	(229,291)	925,075	642,687
Collateral, guarantees, etc.	745,396	(277,524)	(179,899)	1,022,920	925,296
Secured coverage ratio (2)/(1)	71.84%	(2.53)%	(0.47)%	74.38%	72.32%

Secured Coverage of Each Category of Disclosed Claims under the FRL

[Non-Consolidated]									(in millions of yen)

Category	Disclosed amount (A)		Allowance for loan losses (B)		Reserve for financial support to specific borrowers (C)		Collectable amount by collateralized and guaranteed loans (D)		Coverage ratio [(B)+(C)] / [(A)-(D)]		Coverage ratio [(B)+(C)+(D)]/ (A)
Claims to bankrupt and substantially bankrupt debtors	128,985		3,881		—		125,103		100.00%		100.00%
	[231,811	]	[33,260	]	[-	]	[198,551	]	[100.00	]%	[100.00	]%
Claims under high risk	683,062		205,034		—		384,596		68.69%		86.32%
	[1,240,226	]	[506,982	]	[-	]	[490,028	]	[67.57	]%	[80.38	]%
Claims under close observation	800,801		204,479		—		235,696		36.18%		54.96%
	[1,146,812	]	[384,832	]	[-	]	[334,339	]	[47.36	]%	[62.71	]%
Sub total (1)	1,612,849		413,395		—		745,396		47.65%		71.84%
	[2,618,851	]	[925,075	]	[-	]	[1,022,920	]	[57.96	]%	[74.38	]%
Normal claims	75,651,761
	[75,569,567	]
Total (2)	77,264,610
	[78,188,418	]
Sub total (1) / Total (2)	2.08%
	[3.34	]%

Note: The upper figures are as of March 31, 2006. The lower figures with bracket are as of March 31, 2005.

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi UFJ, Ltd.)

5-2. Disclosed Claims under the Financial Reconstruction Law (the “FRL”)

The following figures as of March 31, 2006 disclosed adding up the results of The Bank of Tokyo-Mitsubishi UFJ, Ltd. and “MUSP”. The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the results of The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited, “UFJSP” and “UFJEI”.

[Combined]				(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Claims to bankrupt and substantially bankrupt debtors	129,988	(99,524)	(32,177)	229,512	162,165
Claims under high risk	683,351	(557,337)	(423,365)	1,240,688	1,106,716
Claims under close observation	801,075	(345,737)	(97,457)	1,146,812	898,532

Total (1)	1,614,414	(1,002,599)	(552,999)	2,617,014	2,167,414

Normal claims	75,658,859	73,593	(1,627,118)	75,585,266	77,285,977

6-2. Status of Secured Coverage on Disclosed Claims under the FRL

The following figures as of March 31, 2006 disclosed adding up the results of The Bank of Tokyo-Mitsubishi UFJ, Ltd. and “MUSP”. The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the results of The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited, “UFJSP” and “UFJEI”.

[Combined]				(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Secured coverage amount (2)	1,160,268	(785,836)	(406,998)	1,946,104	1,567,266
Allowance for loan losses	413,469	(505,895)	(227,073)	919,364	640,542
Collateral, guarantees, etc.	746,798	(279,939)	(179,925)	1,026,738	926,724
Secured coverage ratio (2)/(1)	71.86%	(2.49)%	(0.44)%	74.36%	72.31%

Secured Coverage of Each Category of Disclosed Claims under the FRL

[Combined]									(in millions of yen)

Category	Disclosed amount (A)		Allowance for loan losses (B)		Reserve for financial support to specific borrowers (C)		Collectable amount by collateralized and guaranteed loans (D)		Coverage ratio [(B)+(C)] / [(A)-(D)]		Coverage ratio [(B)+(C)+(D)]/ (A)
Claims to bankrupt and substantially bankrupt debtors	129,988 [229,512	]	3,688 [27,359	]	— [-	]	126,299 [202,153	]	100.00 [100.00	% ]%	100.00 [100.00	% ]%
Claims under high risk	683,351		205,216		—		384,704		68.71%		86.32%
	[1,240,688	]	[507,172	]	[-	]	[490,244	]	[67.58	]%	[80.39	]%
Claims under close observation	801,075		204,564		—		235,795		36.18%		54.97%
	[1,146,812	]	[384,832	]	[-	]	[334,339	]	[47.36	]%	[62.71	]%
Sub total (1)	1,614,414		413,469		—		746,798		47.65%		71.86%
	[2,617,014	]	[919,364	]	[-	]	[1,026,738	]	[57.81	]%	[74.36	]%
Normal claims	75,658,859
	[75,585,266	]
Total (2)	77,273,274
	[78,202,280	]
Sub total (1) / Total (2)	2.08%
	[3.34	]%

Note: The upper figures are as of March 31, 2006. The lower figures with bracket are as of March 31, 2005.

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi UFJ, Ltd.)

7. Progress in the Disposal of Problem Assets [Combined]

(excluding claims under close observation)

The following figures (from October 2005 to March 2006) disclosed adding up the results of The Bank of Tokyo-Mitsubishi UFJ, Ltd., The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited and “MUSP”. The following figures (before September 2005) disclosed adding up the results of The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited, “UFJSP” and “UFJEI”.

Historical trend of probrem assets based on the FRL											(in billions of yen)

	As of September 30, 2000	As of March 31, 2001	As of September 30, 2001	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004	As of March 31, 2005	As of September 30, 2005 (a)	As of March 31, 2006 (b)	(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	813.6	822.8	829.1	851.8	754.4	497.4	460.1	365.2	306.5	229.5	162.1	129.9	(32.1)
Claims under high risk	2,162.1	2,541.5	2,694.9	4,079.9	2,815.2	1,933.0	1,682.9	1,639.7	3,901.2	1,240.6	1,106.7	683.3	(423.3)

Total	2,975.8	3,364.4	3,524.1	4,931.7	3,569.7	2,430.4	2,143.0	2,004.9	4,207.7	1,470.2	1,268.8	813.3	(455.5)

	As of September 30, 2000	As of March 31, 2001	As of September 30, 2001	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004	As of March 31, 2005	As of September 30, 2005 (a)	As of March 31, 2006 (b)	(b) - (a)

(1) Assets categorized as problem assets as of September 30, 2000 based on the FRL
Claims to bankrupt and substantially bankrupt debtors	813.6	560.4	478.2	393.6	384.6	130.1	85.9	56.9	32.6	18.1	14.4	10.2	(4.2)
Claims under high risk	2,162.1	1,563.5	1,223.8	889.1	448.1	109.4	82.8	46.9	34.3	25.3	19.4	17.2	(2.2)

Total	2,975.8	2,124.0	1,702.1	1,282.7	832.7	239.5	168.7	103.9	67.0	43.4	33.9	27.4	(6.5)

(2) Assets newly categorized as problem assets during second half of fiscal 2000 based on the FRL
Claims to bankrupt and substantially bankrupt debtors		262.3	255.5	241.5	121.1	45.1	39.9	27.0	21.8	13.0	10.9	10.6	(0.2)
Claims under high risk		978.0	795.2	588.3	378.3	115.7	72.4	40.6	32.3	25.1	19.9	14.9	(5.0)

Total		1,240.3	1,050.8	829.9	499.4	160.9	112.3	67.7	54.2	38.1	30.9	25.5	(5.3)

(3) Assets newly categorized as problem assets during first half of fiscal 2001 based on the FRL
Claims to bankrupt and substantially bankrupt debtors			95.3	80.5	60.8	40.5	30.0	21.4	11.2	7.5	5.2	4.2	(1.0)
Claims under high risk			675.7	371.7	226.0	145.4	87.4	41.7	27.9	18.4	15.7	12.3	(3.4)

Total			771.1	452.3	286.8	186.0	117.5	63.2	39.2	25.9	21.0	16.5	(4.5)

(4) Assets newly categorized as problem assets during second half of fiscal 2001 based on the FRL
Claims to bankrupt and substantially bankrupt debtors				136.0	117.5	78.7	115.8	72.0	43.1	13.6	10.4	7.9	(2.4)
Claims under high risk				2,230.6	1,281.0	591.6	171.4	111.2	71.5	53.5	31.5	22.2	(9.2)

Total				2,366.6	1,398.5	670.4	287.3	183.3	114.6	67.2	41.9	30.2	(11.7)

(5) Assets newly categorized as problem assets during first half of fiscal 2002 based on the FRL
Claims to bankrupt and substantially bankrupt debtors					70.3	58.3	40.8	26.2	21.7	8.7	4.9	3.9	(1.0)
Claims under high risk					481.6	258.3	166.6	91.8	54.1	35.9	21.8	15.3	(6.4)

Total					552.0	316.6	207.4	118.0	75.8	44.7	26.7	19.3	(7.4)

(6) Assets newly categorized as problem assets during second half of fiscal 2002 based on the FRL
Claims to bankrupt and substantially bankrupt debtors						144.4	61.7	48.7	35.3	25.1	8.1	5.6	(2.5)
Claims under high risk						712.3	341.2	184.0	93.7	49.3	32.5	17.1	(15.4)

Total						856.8	402.9	232.8	129.1	74.4	40.7	22.7	(18.0)

(7) Assets newly categorized as problem assets during first half of fiscal 2003 based on the FRL
Claims to bankrupt and substantially bankrupt debtors							85.8	53.8	33.2	21.1	10.7	7.1	(3.6)
Claims under high risk							760.9	196.8	114.5	81.0	50.8	31.0	(19.7)

Total							846.7	250.7	147.8	102.1	61.6	38.2	(23.4)

(8) Assets newly categorized as problem assets during second half of fiscal 2003 based on the FRL
Claims to bankrupt and substantially bankrupt debtors								58.7	38.5	31.9	21.4	19.4	(2.0)
Claims under high risk								926.3	343.2	57.6	31.3	18.3	(13.0)

Total								985.0	381.7	89.5	52.8	37.7	(15.0)

(9) Assets newly categorized as problem assets during first half of fiscal 2004 based on the FRL
Claims to bankrupt and substantially bankrupt debtors									68.5	25.3	16.5	9.3	(7.2)
Claims under high risk									3,129.3	579.1	312.8	186.3	(126.4)

Total									3,197.9	604.4	329.3	195.6	(133.6)

(10) Assets newly categorized as problem assets during second half of fiscal 2004 based on the FRL
Claims to bankrupt and substantially bankrupt debtors										64.9	25.6	13.4	(12.1)
Claims under high risk										315.1	173.5	46.7	(126.7)

Total										380.0	199.1	60.2	(138.9)

(11) Assets newly categorized as problem assets during first half of fiscal 2005 based on the FRL
Claims to bankrupt and substantially bankrupt debtors											33.5	17.0	(16.4)
Claims under high risk											396.8	156.1	(240.7)

Total											430.4	173.2	(257.1)

(12) Assets newly categorized as problem assets during second half of fiscal 2005 based on the FRL
Claims to bankrupt and substantially bankrupt debtors												20.8
Claims under high risk												145.4

Total												166.3

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi UFJ, Ltd.)

Progress in the disposal of problem assets

(1) Assets categorized as problem assets as of September 30, 2000 based on the FRL

		(in billions of yen)

	As of September 30, 2005 (a)	As of March 31, 2006 (b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	14.4	10.2		(4.2)
Claims under high risk	19.4	17.2		(2.2)

Total	33.9	27.4		(6.5)

		(A	)	(B )

Progress in the disposal of problem assets

	(in billions of yen	)

	Second half of fiscal 2005
Disposition by borrowers’ liquidation	(0.0)
Re-constructive disposition	0.0
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	0.4
Charge-off	0.9
Other	5.1
Collection of claims	4.6
Improvements in financial status	0.5

Total	6.5	(B)

Above (A) includes the following figures which facilitates the final disposal of problem assets.

	(in billions of yen	)

	Second half of fiscal 2005
Legal liquidation	0.9
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	7.8
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	8.8

(2) Assets newly categorized as problem assets during second half of fiscal 2000 based on the FRL

		(in billions of yen)

	As of September 30, 2005 (a)	As of March 31, 2006 (b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	10.9	10.6		(0.2)
Claims under high risk	19.9	14.9		(5.0)

Total	30.9	25.5		(5.3)

		(C	)	(D )

Progress in the disposal of problem assets

	(in billions of yen	)

	Second half of fiscal 2005
Disposition by borrowers’ liquidation	0.0
Re-constructive disposition	0.0
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	0.3
Charge-off	0.1
Other	4.7
Collection of claims	4.3
Improvements in financial status	0.4

Total	5.3	(D)

Above (C) includes the following figures which facilitates the final disposal of problem assets.

	(in billions of yen	)

	Second half of fiscal 2005
Legal liquidation	0.3
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	10.2
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	10.6

(3) Assets newly categorized as problem assets during first half of fiscal 2001 based on the FRL

		(in billions of yen)

	As of September 30, 2005 (a)	As of March 31, 2006 (b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	5.2	4.2		(1.0)
Claims under high risk	15.7	12.3		(3.4)

Total	21.0	16.5		(4.5)

		(E	)	(F )

Progress in the disposal of problem assets

	(in billions of yen	)

	Second half of fiscal 2005
Disposition by borrowers’ liquidation	0.0
Re-constructive disposition	0.0
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	1.5
Charge-off	0.2
Other	2.7
Collection of claims	2.6
Improvements in financial status	0.0

Total	4.5	(F)

Above (E) includes the following figures which facilitates the final disposal of problem assets.

	(in billions of yen	)

	Second half of fiscal 2005
Legal liquidation	0.3
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	3.8
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	4.2

(4) Assets newly categorized as problem assets during second half of fiscal 2001 based on the FRL

		(in billions of yen)

	As of September 30, 2005 (a)	As of March 31, 2006 (b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	10.4	7.9		(2.4)
Claims under high risk	31.5	22.2		(9.2)

Total	41.9	30.2		(11.7)

		(G	)	(H )

Progress in the disposal of problem assets

	(in billions of yen	)

	Second half of fiscal 2005
Disposition by borrowers’ liquidation	—
Re-constructive disposition	0.0
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	2.1
Charge-off	0.4
Other	9.1
Collection of claims	8.1
Improvements in financial status	0.9

Total	11.7	(H)

Above (G) includes the following figures which facilitates the final disposal of problem assets.

	(in billions of yen	)

	Second half of fiscal 2005
Legal liquidation	1.1
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	6.8
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	7.9

(5) Assets newly categorized as problem assets during first half of fiscal 2002 based on the FRL

		(in billions of yen)
	As of September 30, 2005 (a)	As of March 31, 2006 (b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	4.9	3.9		(1.0)
Claims under high risk	21.8	15.3		(6.4)

Total	26.7	19.3		(7.4)

		(I	)	(J )

Progress in the disposal of problem assets

	(in billions of yen	)

	Second half of fiscal 2005
Disposition by borrowers’ liquidation	0.0
Re-constructive disposition	0.0
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	1.0
Charge-off	0.0
Other	6.2
Collection of claims	4.3
Improvements in financial status	1.8

Total	7.4	(J)

Above (I) includes the following figures which facilitates the final disposal of problem assets.

	(in billions of yen	)

	Second half of fiscal 2005
Legal liquidation	1.3
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	2.5
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	3.9

(6) Assets newly categorized as problem assets during second half of fiscal 2002 based on the FRL

		(in billions of yen)

	As of September 30, 2005 (a)	As of March 31, 2006 (b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	8.1	5.6		(2.5)
Claims under high risk	32.5	17.1		(15.4)

Total	40.7	22.7		(18.0)

		(K	)	(L )

Progress in the disposal of problem assets

	(in billions of yen	)

	Second half of fiscal 2005
Disposition by borrowers’ liquidation	0.0
Re-constructive disposition	0.1
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	6.6
Charge-off	3.1
Other	7.9
Collection of claims	2.3
Improvements in financial status	5.5

Total	18.0	(L)

Above (K) includes the following figures which facilitates the final disposal of problem assets.

	(in billions of yen	)

	Second half of fiscal 2005
Legal liquidation	1.7
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	3.7
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	5.5

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi UFJ, Ltd.)

(7) Assets newly categorized as problem assets during first half of fiscal 2003 based on the FRL

		(in billions of yen)

	As of September 30, 2005 (a)	As of March 31, 2006 (b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	10.7	7.1		(3.6)
Claims under high risk	50.8	31.0		(19.7)

Total	61.6	38.2		(23.4)

		(M	)	(N )

Progress in the disposal of problem assets

	(in billions of yen	)

	Second half of fiscal 2005
Disposition by borrowers’ liquidation	0.0
Re-constructive disposition	0.3
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	10.2
Charge-off	1.9
Other	10.7
Collection of claims	7.4
Improvements in financial status	3.3

Total	23.4	(N)

Above (M) includes the following figures which facilitates the final disposal of problem assets.

	(in billions of yen	)

	Second half of fiscal 2005
Legal liquidation	2.5
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	3.8
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	6.3

(8) Assets newly categorized as problem assets during second half of fiscal 2003 based on the FRL

		(in billions of yen)

	As of September 30, 2005 (a)	As of March 31, 2006 (b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	21.4	19.4		(2.0)
Claims under high risk	31.3	18.3		(13.0)

Total	52.8	37.7		(15.0)

		(O	)	(P )

Progress in the disposal of problem assets

	(in billions of yen	)

	Second half of fiscal 2005
Disposition by borrowers’ liquidation	0.3
Re-constructive disposition	0.2
Improvements in financial status due to re-constructive disposition	0.7
Loan sales to secondary market	0.7
Charge-off	0.5
Other	12.4
Collection of claims	7.4
Improvements in financial status	4.9

Total	15.0	(P)

Above (O) includes the following figures which facilitates the final disposal of problem assets.

	(in billions of yen	)

	Second half of fiscal 2005
Legal liquidation	3.7
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	4.0
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	7.7

(9) Assets newly categorized as problem assets during first half of fiscal 2004 based on the FRL

		(in billions of yen)

	As of September 30, 2005 (a)	As of March 31, 2006 (b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	16.5	9.3		(7.2)
Claims under high risk	312.8	186.3		(126.4)

Total	329.3	195.6		(133.6)

		(Q	)	(R )

Progress in the disposal of problem assets

	(in billions of yen	)

	Second half of fiscal 2005
Disposition by borrowers’ liquidation	0.0
Re-constructive disposition	0.5
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	6.8
Charge-off	2.6
Other	123.5
Collection of claims	59.1
Improvements in financial status	64.3

Total	133.6	(R)

Above (Q) includes the following figures which facilitates the final disposal of problem assets.

	(in billions of yen	)

	Second half of fiscal 2005
Legal liquidation	3.1
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	4.2
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	7.4

(10) Assets newly categorized as problem assets during second half of fiscal 2004 based on the FRL

		(in billions of yen)

	As of September 30, 2005 (a)	As of March 31, 2006 (b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	25.6	13.4		(12.1)
Claims under high risk	173.5	46.7		(126.7)

Total	199.1	60.2		(138.9)

		(S	)	(T )

Progress in the disposal of problem assets

	(in billions of yen	)

	Second half of fiscal 2005
Disposition by borrowers’ liquidation	0.2
Re-constructive disposition	1.5
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	11.9
Charge-off	1.0
Other	124.0
Collection of claims	104.9
Improvements in financial status	19.1

Total	138.9	(T)

Above (S) includes the following figures which facilitates the final disposal of problem assets.

	(in billions of yen	)

	Second half of fiscal 2005
Legal liquidation	9.5
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	3.9
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	13.4

(11) Assets newly categorized as problem assets during first half of fiscal 2005 based on the FRL

		(in billions of yen)

	As of September 30, 2005 (a)	As of March 31, 2006 (b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	33.5	17.0		(16.4)
Claims under high risk	396.8	156.1		(240.7)

Total	430.4	173.2		(257.1)

		(U	)	(V )

Progress in the disposal of problem assets

	(in billions of yen	)

	Second half of fiscal 2005
Disposition by borrowers’ liquidation	0.6
Re-constructive disposition	2.5
Improvements in financial status due to re-constructive disposition	3.6
Loan sales to secondary market	92.0
Charge-off	13.3
Other	145.0
Collection of claims	117.4
Improvements in financial status	27.5

Total	257.1	(V)

Above (U) includes the following figures which facilitates the final disposal of problem assets.

	(in billions of yen	)

	Second half of fiscal 2005
Legal liquidation	7.2
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	9.8
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	17.0

(12) Assets newly categorized as problem assets during second half of fiscal 2005 based on the FRL

	(in billions of yen	)

	As of March 31, 2006 (b)
Claims to bankrupt and substantially bankrupt debtors	20.8
Claims under high risk	145.4

Total	166.3

	(W	)

Above (W) includes the following figures which facilitates the final disposal of problem assets.

	(in billions of yen	)

	Second half of fiscal 2005
Legal liquidation	8.2
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	7.2
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	15.5

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi UFJ, Ltd.)

8-1. Classification of Loans by Type of Industry

The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the non-consolidated figures of The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited.

(1) Loans by type of industry [Non-Consolidated]			(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Domestic offices (excluding loans booked at offshore markets)	61,236,728	(1,242,660)	(1,451,595)	62,479,389	62,688,323
Manufacturing	6,446,579	(977,054)	(650,740)	7,423,633	7,097,319
Agriculture	20,294	2,054	1,921	18,240	18,373
Forestry	17,247	(5,588)	25	22,835	17,222
Fishery	6,095	628	279	5,467	5,816
Mining	49,781	(11,254)	2,813	61,035	46,968
Construction	1,512,029	(267,319)	(55,992)	1,779,348	1,568,021
Utilities	338,338	(2,448)	(22,388)	340,786	360,726
Media and Communication	963,765	(14,108)	(4,058)	977,873	967,823
Wholesale and Retail	7,161,759	(543,648)	(336,320)	7,705,407	7,498,079
Banks and other financial institutions	5,097,276	85,532	7,867	5,011,744	5,089,409
Real estate	8,298,544	(530,479)	(171,412)	8,829,023	8,469,956
Services	5,358,266	(856,653)	(487,600)	6,214,919	5,845,866
Municipal government	833,649	86,514	99,621	747,135	734,028
Other industries	25,133,106	1,791,162	164,388	23,341,944	24,968,717

Overseas offices and loans booked at offshore markets	8,350,468	1,988,550	1,412,310	6,361,917	6,938,157

Total	69,587,196	745,890	(39,284)	68,841,306	69,626,480

(2) Domestic consumer loans [Non-Consolidated]			(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Total domestic consumer loans	18,374,781	(128,722)	(339,441)	18,503,503	18,714,222
Housing loans	17,113,720	66,057	(228,923)	17,047,663	17,342,643
Others	1,261,061	(194,779)	(110,517)	1,455,840	1,371,578

(3) Domestic loans to small and medium-sized companies [Non-Consolidated]				(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Domestic loans to small and medium-sized companies	40,131,359	(714,170)	(305,209)	40,845,529	40,436,568
Percentage to total domestic loans	65.53%	0.16%	1.03%	65.37%	64.50%

Note: Loans to parent company/financial holding company are classified as “Loans to large-sized companies” as of March 31, 2006. However, “Domestic loans to small/medium-sized companies” as of March 31, 2005 and September 30, 2005, included loans to parent company/financial holding company by UFJ Bank Limited, 264,900 million yen and 278,400 million yen, respectively.

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi UFJ, Ltd.)

8-2. Classification of Loans by Type of Industry

The following figures as of March 31, 2006 disclosed adding up the non-consolidated figures of The Bank of Tokyo-Mitsubishi UFJ, Ltd. and “MUSP”. The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the non-consolidated figures of The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited, “UFJSP” and “UFJEI”.

(1) Loans by type of industry [Combined]				(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Domestic offices (excluding loans booked at offshore markets)	61,245,333	(1,255,415)	(1,453,002)	62,500,748	62,698,335
Manufacturing	6,446,717	(977,286)	(650,793)	7,424,003	7,097,510
Agriculture	20,294	2,054	1,921	18,240	18,373
Forestry	17,247	(5,588)	25	22,835	17,222
Fishery	6,095	628	279	5,467	5,816
Mining	49,781	(11,254)	2,813	61,035	46,968
Construction	1,512,230	(267,439)	(56,054)	1,779,669	1,568,284
Utilities	338,338	(2,448)	(22,388)	340,786	360,726
Media and Communication	963,765	(14,109)	(4,058)	977,874	967,823
Wholesale and Retail	7,162,401	(544,397)	(336,444)	7,706,798	7,498,845
Banks and other financial institutions	5,097,276	85,530	7,867	5,011,746	5,089,409
Real estate	8,306,062	(534,353)	(172,357)	8,840,415	8,478,419
Services	5,358,332	(864,068)	(487,660)	6,222,400	5,845,992
Municipal government	833,649	86,514	99,621	747,135	734,028
Other industries	25,133,146	1,790,800	164,225	23,342,345	24,968,920

Overseas offices and loans booked at offshore markets	8,350,468	1,988,550	1,412,310	6,361,917	6,938,157

Total	69,595,801	733,135	(40,691)	68,862,666	69,636,492

(2) Domestic consumer loans [Combined]			(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Total domestic consumer loans	18,376,063	(128,578)	(339,272)	18,504,642	18,715,335
Housing loans	17,113,720	66,057	(228,923)	17,047,663	17,342,643
Others	1,262,343	(194,635)	(110,348)	1,456,979	1,372,692

(3) Domestic loans to small and medium-sized companies [Combined]			(in millions of yen)

	As of March 31, 2006(A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005(B)	As of September 30, 2005(C)
Domestic loans to small and medium-sized companies	40,139,694	(726,465)	(306,523)	40,866,159	40,446,217
Percentage to total domestic loans	65.53%	0.15%	1.02%	65.38%	64.50%

Note: Loans to parent company/financial holding company are classified as “Loans to large-sized companies” as of March 31, 2006. However, “Domestic loans to small/medium-sized companies” as of March 31, 2005 and September 30, 2005, included loans to parent company/financial holding company by UFJ Bank Limited, 264,900 million yen and 278,400 million yen, respectively.

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi UFJ, Ltd.)

9. Loans and Deposits

[Non-Consolidated]

The following average balances of “Deposits” and “Loans” as of March 31, 2006 were adjusted by figures of UFJ Bank Limited. The other figures as of March 31, 2005 and September 30, 2005 disclosed adding up the non-consolidated figures of The Bank of Tokyo-Mitsubishi, Ltd., and UFJ Bank Limited.

					(in millions of yen	)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Deposits (ending balance)	101,092,544	997,398	714,429	100,095,145	100,378,114
Deposits (average balance)	99,673,410	1,624,965	181,308	98,048,445	99,492,102
Loans (ending balance)	69,587,196	745,890	(39,284)	68,841,306	69,626,480
Loans (average balance)	69,542,144	(1,279,978)	625,303	70,822,123	68,916,840

[Combined]

The following figures as of March 31, 2006 disclosed adding up the non-consolidated figures of The Bank of Tokyo-Mitsubishi UFJ, Ltd., and “MUSP”. The average balances as of March 31, 2006 were adjusted by figures of the UFJ Bank Limited. The other figures as of March 31, 2005 and September 30, 2005 disclosed adding up the non-consolidated figures of The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited, “UFJSP” and “UFJEI”.

				(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Deposits (ending balance)	101,092,544	997,398	714,429	100,095,145	100,378,114
Deposits (average balance)	99,673,410	1,624,965	181,308	98,048,445	99,492,102
Loans (ending balance)	69,595,801	733,135	(40,691)	68,862,666	69,636,492
Loans (average balance)	69,555,896	(1,328,440)	621,055	70,884,336	68,934,840

10. Domestic Deposits

[Non-Consolidated]

The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the non-consolidated figures of The Bank of Tokyo-Mitsubishi, Ltd., and UFJ Bank Limited.

			(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Individuals	52,051,663	783,361	178,784	51,268,301	51,872,878
Corporations and others	39,728,724	744,138	1,157,145	38,984,586	38,571,579
Domestic deposits	91,780,387	1,527,500	1,335,930	90,252,887	90,444,457

Note: Amounts do not include negotiable certificates of deposit, deposits of overseas offices and JOM accounts.

[Combined]

The following figures as of March 31, 2006 disclosed adding up the non-consolidated figures of The Bank of Tokyo-Mitsubishi UFJ, Ltd., and “MUSP”. The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the non-consolidated figures of The Bank of Tokyo-Mitsubishi, Ltd., UFJ Bank Limited, “UFJSP” and “UFJEI”.

				(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Individuals	52,051,663	783,361	178,784	51,268,301	51,872,878
Corporations and others	39,728,724	744,138	1,157,145	38,984,586	38,571,579
Domestic deposits	91,780,387	1,527,500	1,335,930	90,252,887	90,444,457

Note: Amounts do not include negotiable certificates of deposit, deposits of overseas offices and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi UFJ, Ltd.)

11. Number of Employees [Non-Consolidated]

The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the non-consolidated figures of The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited.

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Number of employees	30,628	(519)	(1,158)	31,147	31,786

12. Number of Offices [Non-Consolidated]

The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the non-consolidated figures of The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited.

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Domestic	785	65	54	720	731
Head office and Branches	662	46	45	616	617
Sub-branches and Agencies	123	19	9	104	114
Overseas	80	(19)	(20)	99	100
Branches	39	(21)	(21)	60	60
Sub-branches	23	3	3	20	20
Representative offices	18	(1)	(2)	19	20
Total	865	46	34	819	831

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi UFJ, Ltd.)

13. Status of Deferred Tax Assets [Non-Consolidated]

The following figures for FY 2005 disclosed adding up the results of The Bank of Tokyo-Mitsubishi UFJ, Ltd. and UFJ Bank Limited. The following figures for FY 2004 and prior years disclosed adding up the results of The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited.

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

[Non-Consolidated]	(in billions of yen)

	Mar. 31, 2006
		vs. Mar. 31, 2005
Deferred tax assets	1,743.0	(74.0)
Allowance for loan losses	544.9	(393.9)
Write-down of investment securities	308.9	(82.1)
Net operating loss carryforwards	1,106.5	(100.6)
Reserve for employees’ retirement benefits	99.1	36.8
Unrealized losses on securities available for sale	—	—
Other	371.9	92.5
Valuation allowance	688.5	(373.3)
Deferred tax liabilities	1,143.2	655.9
Gains on placing trust for retirement benefits	45.0	(0.9)
Unrealized gains on securities available for sale	812.6	406.6
Other	285.5	250.2
Net Deferred tax assets	599.8	(729.9)
[Consolidated]
Net Deferred tax assets	645.4	(630.0)

(2) Net Business Profits before Credit Costs and Taxable Income (Current Fiscal Year)

[Non-Consolidated]	(in billions of yen )

FY 2005
Net business profits before credit costs	1,087.7
Credit related costs	(485.9)
Income before income taxes	1,612.7
Reconciliation to taxable income	(1,391.2)
Taxable income	221.5

(3) Net Business Profits before Credit Costs and Taxable Income (Past Five Fiscal Years)

[Non-Consolidated]			(in billions of yen)

	FY2000	FY2001	FY2002	FY2003	FY2004
Net business profits before credit costs	912.9	1,052.8	1,188.4	1,170.2	1,201.4
Credit related costs	1,580.4	2,229.0	1,097.9	1,089.3	892.4
Income before income taxes	(498.2)	(1,698.4)	(833.3)	262.5	(47.3)
Reconciliation to taxable income	653.5	1,654.6	(1,873.2)	289.5	(311.4)
Taxable income	155.2	(43.7)	(2,706.5)	552.0	(358.8)

(4) Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No.66

Although we recorded taxable income for the year ended March 31, 2006, we are classified as “4” described above since we have material net operating loss carryforwards. However since we believe the net operating loss carryforwards are attributable to extraordinary factors such as changes in laws and regulations, we apply the exception to classification 4. (Five years’ future taxable income is estimable.)

[Extraordinary Factors Such as Changes in Laws and Regulations]

Our net operating loss carryforwards were incurred due to, among other things, the followings : (i) we accelerated the final disposal of nonperforming loans in response to both the “Emerging Economic Package”, which provided guidance to major banks to remove from their balance sheets claims to debtors classified as “likely to become bankrupt” or below, and the “Program for Financial Revival”, which urged major banks to reduce the ratio of disclosed claims to total claims by about half; (ii) we reduced our holdings of strategic equity investments under the “Law Concerning Restriction, etc. of Banks’ Shareholdings etc”, and (iii) we incurred costs for the merger.

(5) Realizability of Deferred Tax Assets at March 31, 2006 (Assumptions)

	(in billions of yen	)

	Five years total (2006 to 2010)
Net business profits (based on our business plan) (*1)	7,090.5
Net business profits (basis of realizability determination) (*2)	5,823.8
Income before income taxes (basis of realizability determination)	4,735.7
Taxable income before adjustments (basis of realizability determination) (*3)	5,511.2
Temporary difference + net operating loss carryforwards (for which deferred tax assets shall be recognized)	4,365.4
Deferred tax assets at September 30, 2005 (*4)	1,743.0

(*1)	Before credit costs
(*2)	Based on the senario that short-term interest rate stays below assumptions for Business Plan.
(*3)	Before reversals of existing deductible temporary differences and net operating loss carryforwards
(*4)	Temporary difference + net operating loss carryforwards (for which deferred tax assets shall be recognized) multiplied by effective tax rate

(Reference)	Assumptions for Business Plan

	FY 2006	FY2007	FY2008	FY2009	FY 2010
S/T interest rate (3 m/s TIBOR)	0.24%	0.37%	0.46%	0.48%	0.67%
L/T interest rate (10 year JGB)	1.89%	1.94%	2.07%	2.13%	2.27%
Exchange rate (USD/Yen)	¥105	¥105	¥105	¥105	¥105

Mitsubishi UFJ Financial Group, Inc.

(The Bank of Tokyo-Mitsubishi UFJ, Ltd.)

14. Employees’ Retirement Benefits [Non-Consolidated]

(1) Benefit obligation

		(in millions of yen )

		As of March 31, 2006
Projected benefits obligation	(A)	1,218,795
Fair value of plan assets	(B)	1,487,522
Prepaid pension cost	(C)	187,728
Reserve for employees’ retirement benefits	(D)	11,153
Total amount unrecognized	(A-B+C-D)	(92,151)
Unrecognized prior service cost		(48,731)
Unrecognized net actuarial loss		(43,420)

Note : Discount rate for pension and retirement allowance are 2.2% and 1.7%, respectively.

(2) Net periodic cost of the employees’ retirement benefits

The following figures disclosed adding up the non-consolidated figures of The Bank of Tokyo-Mitsubishi UFJ, Ltd. and UFJ Bank Limited.

(in millions of yen )

For the year ended March 31, 2006
Net periodic cost of the employees’ retirement benefits	57,529
Service cost	25,063
Interest cost	26,448
Expected return on plan assets	(36,944)
Amortization of prior service cost	(6,593)
Amortization of net actuarial loss	39,932
Other	9,623

Selected Financial Information

under Japanese GAAP

For the Fiscal Year Ended March 31, 2006

Mitsubishi UFJ Trust and Banking Corporation

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

[Contents]

Note:	“Combined” stands for the aggregated non-consolidated figures of Mitsubishi UFJ Trust and Banking Corporation and UFJ Trust Equity Co., Ltd. (“UFJTE”) .

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

1 Financial Highlights under Japanese GAAP for the Fiscal Year Ended March 31, 2006

(Japanese GAAP)

1. Consolidated Balance Sheets

	As of March 31, 2006 (A)	As of March 31, 2005		Increase/ (Decrease) (A) - (B)
(in millions of yen)		(MTB) (B)	(Reference) (UTB)
Assets:
Cash and due from banks	1,307,093	1,204,596	322,860	102,496
Call loans and bills bought	25,293	357,304	5,398	(332,011)
Receivables under securities borrowing transactions	402,759	814,441	—	(411,681)
Commercial paper and other debt purchased	151,415	83,857	47,395	67,557
Trading assets	314,858	336,860	33,767	(22,002)
Money held in trust	13,001	7,001	—	5,999
Investment securities	5,954,279	5,115,944	1,999,424	838,334
Allowance for losses on investment securities	(167)	(23)	(337)	(144)
Loans and bills discounted	10,325,302	8,296,166	2,433,969	2,029,135
Foreign exchanges	5,148	6,356	518	(1,208)
Other assets	703,174	552,919	163,955	150,254
Premises and equipment	235,238	158,306	93,279	76,931
Deferred tax assets	2,084	146,795	136,030	(144,711)
Customers’ liabilities for acceptances and guarantees	240,545	210,084	148,941	30,461
Allowance for loan losses	(125,119)	(162,574)	(61,457)	37,454

Total assets	19,554,907	17,128,040	5,323,745	2,426,867

Liabilities:
Deposits	11,955,229	10,242,491	2,750,906	1,712,738
Negotiable certificates of deposit	1,121,847	1,150,244	483,570	(28,397)
Call money and bills sold	517,077	628,370	42,912	(111,292)
Payables under repurchase agreements	33,999	273,129	—	(239,130)
Payables under securities lending transactions	653,911	854,286	116,996	(200,375)
Commercial paper	—	145,500	—	(145,500)
Trading liabilities	55,493	47,642	5,937	7,850
Borrowed money	210,499	206,760	60,286	3,738
Foreign exchanges	689	533	0	155
Short-term corporate bonds	10,200	286,000	—	(275,800)
Bonds and notes	385,300	396,500	74,400	(11,200)
Due to trust account	2,429,068	1,231,315	1,241,919	1,197,753
Other liabilities	322,373	410,093	27,829	(87,719)
Reserve for employees’ bonuses	5,988	3,936	866	2,051
Reserve for employees’ retirement benefits	10,431	1,144	700	9,287
Reserve for losses related to land trust	—	—	14,522	—
Reserve for expenses related to EXPO 2005 Japan	—	101	—	(101)
Deferred tax liabilities	7,124	300	—	6,823
Deferred tax liabilities on land revaluation excess	8,344	8,303	7,568	40
Acceptances and guarantees	240,545	210,084	148,941	30,461

Total liabilities	17,968,124	16,096,739	4,977,358	1,871,384

Minority interest	11,444	5,086	71	6,357

Shareholder’s equity:
Capital stock	324,279	324,279	280,536	—
Capital surplus	582,419	274,752	57,699	307,667
Retained earnings	302,012	292,769	(27,913)	9,243
Land revaluation excess	(11,002)	(9,526)	11,902	(1,476)
Unrealized gains on securities available for sale	380,671	149,139	25,124	231,532
Foreign currency translation adjustments	(3,042)	(5,199)	(1,033)	2,157

Total shareholder’s equity	1,575,338	1,026,213	346,314	549,124

Total liabilities, minority interest and shareholder’s equity	19,554,907	17,128,040	5,323,745	2,426,867

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

(Japanese GAAP)

2. Consolidated Statements of Operations

	For the year ended March 31, 2006 (A)	For the year ended March 31, 2005		Increase/ (Decrease) (A) - (B)
(in millions of yen)		(MTB) (B)	(Reference) (UTB)
Ordinary income:
Trust fees	102,359	83,890	51,381	18,468
Interest income:	284,123	263,360	46,890	20,762
Interest on loans and discounts	109,987	97,552	31,779	12,434
Interest and dividends on securities	129,483	121,055	14,271	8,427
Fees and commissions	142,158	84,432	73,869	57,725
Trading profits	2,516	7,124	860	(4,608)
Other business income	51,940	39,748	17,421	12,192
Other ordinary income	39,783	40,425	18,681	(642)

Total ordinary income	622,881	518,982	209,103	103,898

Ordinary expenses:
Interest expense:	103,536	90,026	16,083	13,509
Interest on deposits	58,886	40,562	4,920	18,323
Fees and commissions	9,547	10,859	10,076	(1,312)
Trading losses	5,558	—	—	5,558
Other business expenses	40,541	43,915	9,658	(3,374)
General and administrative expenses	212,224	158,752	78,019	53,471
Other ordinary expenses	26,816	68,358	95,197	(41,542)

Total ordinary expenses	398,224	371,912	209,035	26,311

Ordinary profit	224,657	147,070	68	77,586

Special gains	65,558	40,816	1,450	24,742
Special losses	21,109	7,215	6,362	13,894

Income before income taxes and others	269,105	180,671	(4,843)	88,434

Income taxes-current	833	2,947	992	(2,114)
Income taxes-deferred	113,306	66,925	54,214	46,381
Minority interest	2,776	1,164	2	1,612

Net income	152,189	109,633	(60,053)	42,555

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

(Japanese	GAAP)

3. Consolidated Statements of Capital Surplus and Retained Earnings

	For the year ended March 31, 2006 (A)	For the year ended March 31, 2005		Increase/ (Decrease) (A) - (B)
(in millions of yen)		(MTB) (B)	(Reference) (UTB)
Balance of capital surplus at beginning of fiscal year	274,752	274,752	57,699	—
Increase:	307,667	—	—	307,667
Increase resulting from the merger	307,667	—	—	307,667

Balance of capital surplus at end of fiscal year	582,419	274,752	57,699	307,667

Balance of retained earnings at beginning of fiscal year	292,769	216,076	34,360	76,692
Increase:	213,979	109,829	84	104,150
Net income	152,189	109,633	—	42,555
Increase resulting from the merger	45,191	—	—	45,191
Increase in consolidated subsidiaries and equity method investees resulting from the merger	16,522	—	—	16,522
Decrease in equity method investees	76	—	—	76
Decrease in consolidated subsidiaries	—	195	—	(195)
Reduction in land revaluation excess	—	—	84	—
Decrease:	(204,736)	(33,136)	(62,358)	(171,599)
Cash dividends	(203,975)	(33,074)	(2,305)	(170,900)
Net loss	—	—	(60,053)	—
Reduction in land revaluation excess	(761)	(62)	—	(699)

Balance of retained earnings at end of fiscal year	302,012	292,769	(27,913)	9,243

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

(Japanese GAAP)

4. Non-Consolidated Balance Sheets

	As of March 31, 2006 (A)	As of March 31, 2005		Increase/ (Decrease) (A) - (B)
(in millions of yen)		(MTB) (B)	(Reference) (UTB)
Assets:
Cash and due from banks	798,172	1,115,757	322,604	(317,584)
Call loans	25,293	357,304	—	(332,011)
Receivables under securities borrowing transactions	233,697	353,760	—	(120,063)
Commercial paper and other debt purchased	151,415	83,857	47,395	67,557
Trading assets	314,489	336,860	33,767	(22,371)
Money held in trust	13,001	7,001	—	5,999
Investment securities	5,791,091	5,111,660	1,961,203	679,430
Allowance for losses on investment securities	(167)	(23)	(372)	(144)
Loans and bills discounted	10,391,395	8,302,598	2,456,773	2,088,797
Foreign exchanges	5,148	6,356	518	(1,208)
Other assets	680,672	547,181	138,500	133,490
Premises and equipment	171,314	134,158	40,114	37,155
Deferred tax assets	—	145,614	137,082	(145,614)
Customers’ liabilities for acceptances and guarantees	236,807	195,520	79,065	41,286
Allowance for loan losses	(124,448)	(161,977)	(60,622)	37,529

Total assets	18,687,883	16,535,633	5,156,030	2,152,250

Liabilities:
Deposits	11,889,329	10,212,521	2,754,141	1,676,807
Negotiable certificates of deposit	1,224,847	1,150,244	483,570	74,602
Call money	67,677	98,370	6,112	(30,692)
Payables under repurchase agreements	33,999	273,129	—	(239,130)
Payables under securities lending transactions	484,854	393,209	57,981	91,645
Bills sold	449,400	530,000	36,800	(80,600)
Commercial paper	—	145,500	—	(145,500)
Trading liabilities	55,493	47,642	5,937	7,850
Borrowed money	234,228	298,998	48,500	(64,769)
Foreign exchanges	699	538	0	160
Short-term corporate bonds	10,200	286,000	—	(275,800)
Bonds and notes	359,400	303,800	69,900	55,600
Due to trust account	1,761,850	1,231,315	1,241,919	530,534
Other liabilities	317,345	347,823	20,616	(30,477)
Reserve for employees’ bonuses	4,343	3,087	431	1,256
Reserve for employees’ retirement benefits	8,709	—	220	8,709
Reserve for losses related to land trust	—	—	14,522	—
Reserve for expenses related to EXPO 2005 Japan	—	101	—	(101)
Deferred tax liabilities	7,085	—	—	7,085
Deferred tax liabilities on land revaluation excess	6,401	6,360	—	41
Acceptances and guarantees	236,807	195,520	79,065	41,286

Total liabilities	17,152,675	15,524,165	4,819,719	1,628,509

Shareholder’s equity:
Capital stock	324,279	324,279	280,536	—
Capital surplus:	582,419	274,752	57,699	307,667
Capital reserve	582,419	274,752	57,699	307,667
Retained earnings:	260,964	273,298	(18,608)	(12,334)
Revenue reserve	73,714	49,526	24,187	24,187
Voluntary reserves	189,206	109,206	—	79,999
Unappropriated profit:	(1,955)	114,565	(42,796)	(116,521)
Net income	147,211	104,171	(73,494)	43,040
Land revaluation excess	(10,721)	(9,246)	(1,674)	(1,475)
Unrealized gains on securities available for sale	378,266	148,384	18,358	229,882

Total shareholder’s equity	1,535,208	1,011,467	336,311	523,740

Total liabilities and shareholder’s equity	18,687,883	16,535,633	5,156,030	2,152,250

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

(Japanese GAAP)

5. Non-Consolidated Statements of Operations

	For the year ended March 31, 2006 (A)	For the year ended March 31, 2005		Increase/ (Decrease) (A) - (B)
(in millions of yen)		(MTB) (B)	(Reference) (UTB)
Ordinary income:
Trust fees	92,221	83,890	51,381	8,331
Interest income:	274,139	244,799	45,252	29,340
Interest on loans and discounts	109,555	96,103	31,783	13,452
Interest and dividends on securities	129,996	120,864	12,714	9,131
Fees and commissions	126,163	73,812	69,247	52,351
Trading profits	363	5,326	860	(4,963)
Other business income	51,392	39,360	9,855	12,032
Other ordinary income	37,260	38,669	16,294	(1,408)

Total ordinary income	581,540	485,857	192,892	95,683

Ordinary expenses:
Interest expense:	94,531	74,671	15,586	19,859
Interest on deposits	57,721	39,961	4,920	17,759
Fees and commissions	16,372	11,220	10,369	5,151
Trading losses	5,558	—	—	5,558
Other business expenses	39,337	40,626	2,355	(1,288)
General and administrative expenses	184,496	148,940	76,259	35,556
Other ordinary expenses	24,662	72,946	112,466	(48,284)

Total ordinary expenses	364,959	348,405	217,037	16,554

Ordinary profit	216,581	137,452	(24,144)	79,128

Special gains	64,238	40,091	1,183	24,147
Special losses	20,347	7,009	4,415	13,337

Income before income taxes and others	260,472	170,534	(27,377)	89,938

Income taxes-current	(2,392)	623	35	(3,015)
Income taxes-deferred	115,653	65,739	46,081	49,913

Net income	147,211	104,171	(73,494)	43,040

Unappropriated retained earnings brought forward	20,600	18,275	30,614	2,325
Unappropriated retained earnings acquired relating to merger	21,004	—	—	21,004
Reduction in land revaluation excess	(762)	(157)	84	(604)
Interim dividends	190,010	7,723	—	182,286
Unappropriated retained earnings	(1,955)	114,565	(42,796)	(116,521)

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

(Japanese	GAAP)

6. Notional Principal or Contract Amount, Market Value and Valuation Gains (Losses) on Derivatives

The publication is omitted in order to be disclosed by EDINET.

<Reference>

1. Derivatives qualified for hedge-accounting [Consolidated]

	(in billions of yen)
	As of March 31, 2006
	Notional principal or contract amount	Market value
Interest rate futures	—	—
Interest rate swaps	6,480.0	(33.3)
Currency swaps	780.3	(8.5)
Other interest rate-related transactions	—	—
Others	422.4	4.6

Total		(37.2)

Note :	Derivatives which are accounted for on an accrual basis based on “Accounting standard for financial instruments” are not included in the table above.

Notional principal by the remaining life of the interest rate swaps above is as follows:

	(in billions of yen)
	As of March 31, 2006
	Due within 1 year	Due after 1 year through 5 years	Due after 5 years	Total
Receive-fix/pay-floater	1,438.3	3,559.3	124.0	5,121.6
Receive-floater/pay-fix	94.9	958.5	304.9	1,358.4

Total	1,533.2	4,517.8	428.9	6,480.0

2. Deferred gains (losses) [Consolidated]

	(in billions of yen)
	As of March 31, 2006
	Deferred gains (A)	Deferred losses (B)	Net gains (losses) (A) - (B)
Interest rate futures	—	—	—
Interest rate swaps	41.3	69.5	(28.1)
Currency swaps	0.4	0.5	(0.0)
Other interest rate-related transactions	—	0.0	(0.0)
Others	5.2	0.5	4.6

Total	47.0	70.6	(23.5)

Note :	Deferred gains (losses) attributable to the macro hedge accounting as of March 31, 2006 are included in the above table.

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

7. Comparison of Statement of Trust Assets and Liabilities

(1) Comparison of Statement of Trust Assets and Liabilities

Mitsubishi UFJ Trust and Banking Corporation

	As of March 31, 2006 (A)	As of March 31, 2005		Increase/ (Decrease) (A) - (B)
(in millions of yen)		(MTB) (B)	(Reference) (UTB)
Assets:
Loans and bills discounted	350,037	567,621	634,442	(217,583)
Securities	10,620,125	7,131,009	3,885,173	3,489,115
Beneficiary rights to the trust	23,274,360	11,358,314	12,110,135	11,916,046
Securities held in custody accounts	12,376	2,750,845	373,768	(2,738,469)
Securities lent	—	—	498,000	—
Money claims	11,248,441	4,482,908	3,244,668	6,765,532
Premises and equipment	6,363,329	2,780,985	2,612,337	3,582,343
Surface rights	17,805	2,752	16,525	15,052
Lease rights	52,094	31,182	14,837	20,912
Other claims	325,018	1,359,267	484,608	(1,034,249)
Call loans	67,315	120,002	21,695	(52,687)
Due from banking account	1,761,850	1,231,315	1,241,919	530,534
Cash and due from banks	553,718	1,159,837	376,678	(606,119)

Total assets	54,646,471	32,976,043	25,514,790	21,670,427

Liabilities:
Money trusts	12,203,826	8,328,427	5,048,345	3,875,398
Pension trusts	43,858	58,008	7,250	(14,150)
Property formation benefit trusts	14,583	12,566	4,413	2,016
Loan trusts	653,459	545,117	525,630	108,342
Investment trusts	22,892,430	11,053,111	12,102,382	11,839,318
Money entrusted other than money trusts	112,746	221,621	71,189	(108,874)
Securities trusts	12,401	5,138,658	1,615,656	(5,126,257)
Money claim trusts	11,783,807	4,588,641	3,342,421	7,195,166
Equipment trusts	27,027	—	63,452	27,027
Land and fixtures trusts	118,056	98,411	63,450	19,644
Land leases trusts	265	—	260	265
Composite trusts	6,784,008	2,931,477	2,670,338	3,852,530
Other trusts	0	0	0	0

Total liabilities	54,646,471	32,976,043	25,514,790	21,670,427

Note:

Joint trust assets under the management of other companies	as of March 31, 2006	:	51,330,780 millions of yen
	as of March 31, 2005(MTB)	:	29,447,123 millions of yen
	as of March 31, 2005(UTB)	:	17,001,878 millions of yen

<Reference>

Of the joint trust assets under the management of other companies mentioned above Note, the balance at the end of the business period of fiscal year includes the trust assets which were entrusted to Mitsubishi UFJ Trust and Banking Corporation and Master Trust assets of the Service-Shared Co-Trusteeship (here in after referred to as Trust Assets under Service-Shared Co-Trusteeship). The comparison of statement of trust assets and liabilities which is obtained by adding up Trust Assets under Service-Shared Co-Trusteeship is given on the next page.

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

The Comparison of Statement of Trust Assets and Liabilities which is obtained by adding up Trust Assets under Service-Shared Co-Trusteeship

	As of March 31, 2006 (A)	As of March 31, 2005		Increase/ (Decrease) (A) - (B)
(in millions of yen)		(MTB) (B)	(Reference) (UTB)
Assets:
Loans and bills discounted	350,037	567,621	634,442	(217,583)
Securities	49,971,674	26,477,753	13,296,589	23,493,921
Beneficiary rights to the trust	24,690,554	12,233,993	12,110,135	12,456,560
Securities held in custody accounts	1,129,454	2,798,335	386,783	(1,668,880)
Securities lent	—	—	498,000	—
Money claims	11,398,024	4,552,261	3,274,654	6,845,763
Premises and equipment	6,363,329	2,780,985	2,612,337	3,582,343
Surface rights	17,805	2,752	16,525	15,052
Lease rights	52,094	31,182	14,837	20,912
Other claims	2,333,082	2,312,741	819,269	20,340
Call loans	1,396,008	969,813	426,775	426,194
Due from banking account	2,428,889	2,342,436	1,337,922	86,452
Cash and due from banks	1,054,442	2,071,320	705,656	(1,016,878)

Total assets	101,185,395	57,141,197	36,133,931	44,044,197

Liabilities:
Money trusts	29,699,587	20,050,317	7,888,147	9,649,270
Pension trusts	12,150,927	8,215,110	4,015,523	3,935,817
Property formation benefit trusts	14,583	12,566	4,413	2,016
Loan trusts	653,459	545,117	525,630	108,342
Investment trusts	22,892,430	11,053,111	12,102,382	11,839,318
Money entrusted other than money trusts	2,946,860	2,013,298	916,822	933,562
Securities trusts	1,560,549	5,186,148	1,628,671	(3,625,599)
Money claim trusts	11,783,807	4,588,641	3,342,421	7,195,166
Equipment trusts	27,027	—	63,452	27,027
Land and fixtures trusts	118,056	98,411	63,450	19,644
Land leases trusts	265	—	260	265
Composite trusts	19,337,839	5,378,475	5,582,755	13,959,364
Other trusts	0	0	0	0

Total liabilities	101,185,395	57,141,197	36,133,931	44,044,197

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

(2) Supplemental Data (As of March 31, 2006)

The component items of trusts with contracts for compensating the principal, including trusts for which the beneficiary interests are re-entrusted for investing in trust assets, are presented below.

Money trusts		(in millions of yen)
Assets:		Liabilities:
Loans and bills discounted	189,409	Principal	1,809,978
Securities	629,669	Allowance for bad debts	617
Other	1,204,668	Other	213,150

Total	2,023,746	Total	2,023,746

Loan trusts		(in millions of yen)
Assets:		Liabilities:
Loans and bills discounted	—	Principal	709,102
Securities	—	Special internal reserves	5,806
Other	716,654	Other	1,745

Total	716,654	Total	716,654

(3) Financial Highlights [Non-Consolidated]

The following financial highlights of the previous year represent the results of Mitsubishi Trust and Banking Corporation.

(in millions of yen)	As of March 31, 2006 (A)	As of March 31, 2005 (B)	Increase/ (Decrease) (A) - (B)
Total funds	55,632,735	40,185,878	15,446,857
Deposits	11,889,329	10,212,521	1,676,807
Negotiable certificates of deposit	1,224,847	1,150,244	74,602
Money trusts	29,699,587	20,050,317	9,649,270
Pension trusts	12,150,927	8,215,110	3,935,817
Property formation benefit trusts	14,583	12,566	2,016
Loan trusts	653,459	545,117	108,342
Loans and bills discounted	10,741,432	8,870,219	1,871,213
Banking account	10,391,395	8,302,598	2,088,797
Trust account	350,037	567,621	(217,583)
Investment securities	55,762,765	31,589,413	24,173,351

Note:

The balance at the end of the business period of fiscal year, trust accounts figures adding up trust assets and liabilities which were entrusted to Mitsubishi UFJ Trust and Banking Corporation and Master Trust assets of the Service-Shared Co-Trusteeship.

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

8. Financial Results [Consolidated]

The following financial results of this year disclosed adding up the consolidated results of Mitsubishi UFJ Trust and Banking Corporation and UFJ Trust Bank Ltd.

The following financial results of the previous year disclosed adding up the consolidated results of Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Ltd.

	(in millions of yen)
	For the year ended March 31, 2006 (A)	For the year ended March 31, 2005 (B)	Increase/ (Decrease) (A) - (B)
Gross profits	500,614	488,367	12,246
(Gross ordinary profit before trust accounts charge-offs)	501,536	500,532	1,003
Trust fees	126,305	135,271	(8,966)
Credit costs for trust accounts (1)	(921)	(12,164)	11,243
Net interest income	195,229	204,148	(8,919)
Net fees and commissions	166,836	137,366	29,470
Net trading profits (losses)	(2,771)	7,985	(10,756)
Net other business income	15,014	3,595	11,419
Net gains on debt securities	2,902	10,422	(7,520)
General and administrative expenses	239,491	221,601	17,890
Net business profits before credit costs for trust accounts and provision for formula allowance for loan losses*	262,044	278,931	(16,887)
Provision for formula allowance for loan losses (2)	—	(6,322)	6,322
Net business profits**	261,122	260,443	678
Net non-recurring losses	(8,037)	(113,305)	105,267
Credit related costs (3)	(33,519)	(96,012)	62,493
Losses on loan charge-offs	(13,362)	(40,479)	27,117
Provision for specific allowance for loan losses	—	(31,905)	31,905
Gains on sales of loans	(9,573)	(1,633)	(7,939)
Provision for allowance for loans to specific foreign borrowers	—	0	(0)
Other credit related costs	(10,584)	(21,994)	11,410
Net gains on equity securities	31,350	9,395	21,955
Gains on sales of equity securities	37,455	44,229	(6,774)
Losses on sales of equity securities	(3,193)	(3,698)	504
Losses on write-down of equity securities	(2,910)	(31,135)	28,225
Equity in loss of affiliates	(110)	125	(235)
Other	(5,758)	(26,813)	21,054

Ordinary profit	253,084	147,138	105,946

Net special gains	45,409	28,688	16,720
Reversal of allowance for loan losses (4)	80,669	32,270	48,399
Gains on loans charged-off (5)	9,716	7,165	2,550
Net losses on sales of premises and equipment	(2,269)	(2,715)	445
Expenses for the preparation of planned management integration	(22,695)	(554)	(22,141)
Losses on impairment of fixed assets	(22,706)	(270)	(22,436)
Income before income taxes and others	298,494	175,827	122,666
Income taxes-current	2,660	3,939	(1,279)
Income taxes-deferred	128,510	121,139	7,370
Minority interest	2,778	1,167	1,611

Net income	164,545	49,580	114,964

Notes:

*       Net business profit before credit costs for trust accounts and provision for formula allowance for loan losses

= Consolidated net business profit + credit costs for trust accounts + provision for formula allowance for loan losses

**     Net business profits = Net business profits of Mitsubishi UFJ Trust and Banking Corporation + Other consolidated entities’ gross profits

- Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for formula allowance for loan losses - Inter-company transactions.

(Reference)
Total credit costs (1)+(2)+(3)+(4)	46,228	(82,229)	128,458
Total credit costs + Gains on loans charged-off (1)+(2)+(3)+(4)+(5)	55,945	(75,064)	131,009
Number of consolidated subsidiaries	24	25	(1)
Number of affiliated companies accounted for by the equity method	8	9	(1)

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

Financial Results [Non-Consolidated]

The following financial results of this year disclosed adding up the non-consolidated results of Mitsubishi UFJ Trust and Banking Corporation and UFJ Trust Bank Ltd.

The following financial results of the previous year disclosed adding up the non-consolidated results of Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Ltd.

(in millions of yen)

	For the year ended March 31, 2006 (A)	For the year ended March 31, 2005 (B)	Increase/ (Decrease) (A) - (B)
Gross profits	460,221	468,966	(8,744)
(Gross ordinary profit before trust accounts charge-offs)*	461,143	481,131	(19,988)

Domestic gross profits	428,060	413,607	14,453

Trust fees	116,167	135,229	(19,061)
Trust fees before trust accounts charge-offs*	117,089	147,393	(30,304)
Loan trusts and money trusts fees (Jointly operated designated money trusts before trust accounts charge-offs)*	35,829	70,970	(35,140)
Other trust fees	81,259	76,423	4,836
Credit costs for trust accounts** (1)	(921)	(12,164)	11,243
Losses on loan charge-offs	(1,966)	(12,843)	10,877
Gains on sales of loans	1,044	678	365
Net interest income	166,345	136,159	30,185
Net fees and commissions	140,595	123,406	17,189
Net trading profits (losses)	(11,059)	9,683	(20,743)
Net other business income	16,011	9,128	6,883
Net gains on debt securities	3,408	9,003	(5,594)

Non-domestic gross profits	32,160	55,358	(23,198)

Trust fees	—	42	(42)
Net interest income	27,796	63,642	(35,846)
Net fees and commissions	(1,397)	(1,936)	538
Net trading profits (losses)	6,134	(3,496)	9,631
Net other business loss	(373)	(2,893)	2,520
Net gains (losses) on debt securities	(506)	1,419	(1,925)
General and administrative expenses	208,444	210,029	(1,584)
Personnel expenses	73,062	73,322	(260)
Non-personnel expenses	125,137	126,807	(1,670)
Taxes	10,244	9,898	346

Net business profits before credit costs for trust accounts and provision for formula allowance for loan losses*	252,698	271,101	(18,403)

Provision for formula allowance for loan losses (2)	—	(6,569)	6,569
Net business profits	251,776	252,366	(590)
Net non-recurring losses	(9,071)	(139,059)	129,988
Credit related costs (3)	(32,773)	(95,352)	62,578
Losses on loan charge-offs	(13,140)	(40,121)	26,980
Provision for specific allowance for loan losses	—	(31,603)	31,603
Losses on sales of loans	(8,928)	(1,633)	(7,295)
Provision for allowance for loans to specific foreign borrowers	—	0	(0)
Other credit related costs	(10,704)	(21,994)	11,290
Net losses on equity securities	29,298	(15,835)	45,134
Gains on sales of equity securities	35,016	43,305	(8,288)
Losses on sales of equity securities	(1,883)	(2,275)	392
Losses on write-down of equity securities	(3,834)	(56,864)	53,030
Others	(5,596)	(27,871)	22,275

Ordinary profit	242,705	113,307	129,397

Net special gains	64,275	29,849	34,426
Reversal of allowance for loan losses (4)	79,534	32,363	47,171
Gains on loans charged-off (5)	9,519	7,598	1,921
Losses on impairment of fixed assets	(2,124)	(197)	(1,927)
Net losses on sales of premises and equipment	(2,326)	(1,469)	(857)
Expenses for the preparation of planned management integration	(22,672)	(554)	(22,117)
Income before income taxes and others	306,981	143,157	163,823
Income taxes-current	(2,553)	659	(3,212)
Income taxes-deferred	141,378	111,821	29,557

Net income	168,155	30,676	137,478

Notes: * Amounts before credit costs for loans in trusts with contracts for compensating the principal ** Credit costs for loans in trusts with contracts for compensating the principal

Total credit costs (1)+(2)+(3)+(4)	45,838	(81,724)	127,562
Total credit costs + Gains on loans charged-off (1)+(2)+(3)+(4)+(5)	55,358	(74,125)	129,483

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

Financial Results [Combined]

The following financial results of this year disclosed adding up the non-consolidated results of Mitsubishi UFJ Trust and Banking Corporation, UFJ Trust Bank Ltd. and “UFJTE”.

The following financial results of the previous year disclosed adding up the non-consolidated results of Mitsubishi Trust and Banking Corporation, UFJ Trust Bank Ltd. and “UFJTE”.

“Combined” stands for the aggregated figures adjusting inter-company transactions of the Bank and subsidiaries.

	(in millions of yen)
	For the year ended March 31, 2006 (A)	For the year ended March 31, 2005 (B)	Increase/ (Decrease) (A) - (B)
Gross profits	460,376	470,542	(10,165)
(Gross ordinary profit before trust accounts charge-offs)*	461,298	482,707	(21,408)

Domestic gross profits	428,216	415,183	13,032

Trust fees	116,167	135,229	(19,061)
Trust fees before trust accounts charge-offs*	117,089	147,393	(30,304)
Loan trusts and money trusts fees (Jointly operated designated money trusts before trust accounts charge-offs)*	35,829	70,970	(35,140)
Other trust fees	81,259	76,423	4,836
Credit costs for trust accounts** (1)	(921)	(12,164)	11,243
Losses on loan charge-offs	(1,966)	(12,843)	10,877
Gains on sales of loans	1,044	678	365
Net interest income	166,508	137,754	28,754
Net fees and commissions	140,587	123,388	17,199
Net trading profits (losses)	(11,059)	9,683	(20,743)
Net other business income	16,011	9,128	6,883
Net gains on debt securities	3,408	9,003	(5,594)

Non-domestic gross profits	32,160	55,358	(23,198)

Trust fees	—	42	(42)
Net interest income	27,796	63,642	(35,846)
Net fees and commissions	(1,397)	(1,936)	538
Net trading profits (losses)	6,134	(3,496)	9,631
Net other business loss	(373)	(2,893)	2,520
Net gains (losses) on debt securities	(506)	1,419	(1,925)

General and administrative expenses	208,489	210,105	(1,616)

Personnel expenses	73,082	73,363	(281)
Non-personnel expenses	125,159	126,840	(1,680)
Taxes	10,246	9,901	345

Net business profits before credit costs for trust accounts and provision for formula allowance for loan losses*	252,808	272,601	(19,792)

Provision for formula allowance for loan losses (2)	—	(6,569)	6,569
Net business profits	251,887	253,866	(1,979)
Net non-recurring losses	(7,945)	(140,132)	132,187
Credit related costs (3)	(32,773)	(95,352)	62,578
Losses on loan charge-offs	(13,140)	(40,121)	26,980
Provision for specific allowance for loan losses	—	(31,603)	31,603
Losses on sales of loans	(8,928)	(1,633)	(7,295)
Provision for allowance for loans to specific foreign borrowers	—	0	(0)
Other credit related costs	(10,704)	(21,994)	11,290
Net losses on equity securities	30,638	(15,831)	46,469
Gains on sales of equity securities	37,654	44,666	(7,012)
Losses on sales of equity securities	(3,182)	(3,633)	451
Losses on write-down of equity securities	(3,834)	(56,864)	53,030
Others	(5,809)	(28,948)	23,138

Ordinary profit	243,941	113,733	130,207

Net special gains	64,272	29,849	34,422
Reversal of allowance for loan losses (4)	79,534	32,363	47,171
Gains on loans charged-off (5)	9,519	7,598	1,921
Losses on impairment of fixed assets	(2,124)	(197)	(1,927)
Net losses on sales of premises and equipment	(2,326)	(1,469)	(857)
Expenses for the preparation of planned management integration	(22,672)	(554)	(22,117)
Income before income taxes and others	308,213	143,583	164,630
Income taxes-current	(790)	660	(1,450)
Income taxes-deferred	139,617	111,821	27,795

Net income	169,386	31,101	138,284

Notes: * Amounts before credit costs for loans in trusts with contracts for compensating the principal ** Credit costs for loans in trusts with contracts for compensating the principal

Total credit costs (1)+(2)+(3)+(4)	45,838	(81,724)	127,562
Total credit costs + Gains on loans charged-off (1)+(2)+(3)+(4)+(5)	55,358	(74,125)	129,483

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

9. Average Interest Rate Spread

The following average interest rate spreads of the previous year represent the results of Mitsubishi Trust and Banking Corporation.

[Non-Consolidated]	(percentage per annum)

	For the year ended March 31,		Increase/ (Decrease) (A) - (B)
	2006(A)	2005(B)
Total average interest rate on interest-earning assets (a)	1.68	1.53	0.15
Average interest rate on Loans and bills discounted	1.13	1.11	0.01
Average interest rate on Investment securities	2.48	2.02	0.45
Total average interest rate on interest-bearing liabilities (b)	0.58	0.46	0.12
Average interest rate on Deposits	0.50	0.35	0.14
Total average interest rate spread (a) - (b)	1.09	1.06	0.03

Average interest rate spread in domestic business segment:	(percentage per annum)
Total average interest rate on interest-earning assets (a)	1.21	0.93	0.27
Average interest rate on Loans and bills discounted	1.00	1.03	(0.02)
Average interest rate on Investment securities	2.02	0.99	1.03
Total average interest rate on interest-bearing liabilities (b)	0.11	0.12	(0.00)
Average interest rate on Deposits	0.11	0.11	(0.00)
Total average interest rate spread (a) - (b)	1.09	0.81	0.28

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

10. Valuation Differences on Securities

(1) Valuation method of securities

Trading securities	Market value (valuation differences are recorded as profits or losses)
Debt securities being held to maturity	Amortized cost
Stocks of subsidiaries and affiliates	Cost
Securities available for sale	Market value (valuation differences are included in shareholders’ equity, net of income taxes)

(Reference) Securities in money held in trust

Trading purposes	Market value (valuation differences are recorded as profits or losses)

(2) Valuation differences

The following figures as of March 31,2005 represent the results of Mitsubishi Trust and Banking Corporation.

[Consolidated]	(in millions of yen)

	As of March 31, 2006				As of March 31, 2005
	Valuation differences				Valuation differences
	(A)	(A) - (B)	Gains	Losses	(B)	Gains	Losses
Debt securities being held to maturity	325	(5,472)	2,101	1,775	5,798	5,968	170
Securities available for sale	638,546	387,232	682,723	44,177	251,313	271,143	19,830
Domestic equity securities	618,694	424,788	623,079	4,385	193,905	208,729	14,823
Domestic bonds	(22,784)	(51,378)	3,921	26,705	28,594	28,686	92
Other	42,635	13,822	55,722	13,086	28,812	33,728	4,915
Total	638,872	381,760	684,825	45,953	257,111	277,112	20,001
Domestic equity securities	618,694	424,788	623,079	4,385	193,905	208,729	14,823
Domestic bonds	(22,410)	(56,747)	5,901	28,311	34,337	34,429	92
Other	42,587	13,720	55,844	13,256	28,867	33,953	5,085

[Non-Consolidated]			(in millions of yen)
	As of March 31, 2006				As of March 31, 2005
	Valuation differences				Valuation differences
	(A)	(A) - (B)	Gains	Losses	(B)	Gains	Losses
Debt securities being held to maturity	374	(5,369)	1,980	1,605	5,743	5,743	—
Securities available for sale	635,081	385,960	679,214	44,132	249,121	268,952	19,830
Domestic equity securities	615,194	423,479	619,579	4,385	191,714	206,537	14,822
Domestic bonds	(22,748)	(51,342)	3,912	26,661	28,593	28,685	91
Other	42,636	13,823	55,722	13,086	28,812	33,728	4,915
Total	635,456	380,590	681,194	45,738	254,865	274,695	19,830
Domestic equity securities	615,194	423,479	619,579	4,385	191,714	206,537	14,822
Domestic bonds	(22,374)	(56,712)	5,892	28,267	34,337	34,429	91
Other	42,636	13,823	55,722	13,086	28,812	33,728	4,915

[Combined]				(in millions of yen)
	As of March 31, 2006				As of March 31, 2005
	Valuation differences				Valuation differences
	(A)	(A) - (B)	Gains	Losses	(B)	Gains	Losses
Debt securities being held to maturity	374	(5,369)	1,980	1,605	5,743	5,743	—
Securities available for sale	635,081	385,960	679,214	44,132	249,121	268,952	19,830
Domestic equity securities	615,194	423,479	619,579	4,385	191,714	206,537	14,822
Domestic bonds	(22,748)	(51,342)	3,912	26,661	28,593	28,685	91
Other	42,636	13,823	55,722	13,086	28,812	33,728	4,915
Total	635,456	380,590	681,194	45,738	254,865	274,695	19,830
Domestic equity securities	615,194	423,479	619,579	4,385	191,714	206,537	14,822
Domestic bonds	(22,374)	(56,712)	5,892	28,267	34,337	34,429	91
Other	42,636	13,823	55,722	13,086	28,812	33,728	4,915

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

(3) Market value information for securities in trusts with contracts for compensating the principal

Money Trusts

A. Market Value of Securities	(in millions of yen)

	Trust Assets at period end	Market Value	Valuation Gains
March 31, 2006	629,669	632,206	2,537

Note : A fair value is given where a fair value can be calculated for a market-value equivalent.
B. Valuation Gains of Derivative Transaction : 3,185 millions of yen

Loan Trusts

A. Market Value of Securities

N/A

B. Valuation Gains of Derivative Transaction : N/A

11. Risk-Adjusted Capital Ratio Based on the Standards of the BIS

The following figures as of March 31, 2005 and September 30, 2005 represent the results of Mitsubishi Trust and Banking Corporation.

[Consolidated]		(in billions of yen except percentages)
		As of March 31, 2006 (A) (Preliminary basis)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
(1)	Risk-adjusted capital ratio	13.05%	0.33%	1.85%	12.72%	11.20%
	Tier 1 ratio	8.80%	(0.06)%	1.53%	8.87%	7.26%
(2)	Tier 1 capital	1,191.3	314.1	449.6	877.1	741.6
(3)	Tier 2 capital includable as qualifying capital	875.0	181.1	161.6	693.9	713.4
i)	The amount of unrealized gains on investment securities, includable as qualifying capital	288.8	175.3	117.9	113.5	170.9
ii)	The amount of land revaluation excess includable as qualifying capital	(1.1)	(0.6)	(1.1)	(0.5)	(0.0)
iii)	Subordinated debt	497.9	(2.2)	17.4	500.1	480.5
(4)	Deductions from total qualifying capital	299.3	(13.4)	(12.3)	312.8	311.7
(5)	Total qualifying capital (2)+(3)-(4)	1,766.9	508.6	623.6	1,258.2	1,143.3
(6)	Risk-adjusted assets	13,533.9	3,646.2	3,328.3	9,887.6	10,205.6

[Non-Consolidated]		(in billions of yen except percentages)
		As of March 31, 2006 (A) (Preliminary basis)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
(1)	Risk-adjusted capital ratio	12.65%	(0.02)%	1.55%	12.68%	11.09%
	Tier 1 ratio	8.40%	(0.36)%	1.28%	8.76%	7.11%
(2)	Tier 1 capital	1,142.1	283.6	421.1	858.4	720.9
(3)	Tier 2 capital includable as qualifying capital	872.8	180.9	161.4	691.8	711.4
i)	The amount of unrealized gains on investment securities, includable as qualifying capital	287.0	174.4	117.2	112.5	169.7
ii)	The amount of land revaluation excess includable as qualifying capital	(1.9)	(0.6)	(1.1)	(1.2)	(0.8)
iii)	Subordinated debt	497.9	(2.2)	17.4	500.1	480.5
(4)	Deductions from total qualifying capital	294.7	(13.1)	(13.1)	307.9	307.9
(5)	Total qualifying capital (2)+(3)-(4)	1,720.2	477.8	595.7	1,242.3	1,124.4
(6)	Risk-adjusted assets	13,594.3	3,796.9	3,460.5	9,797.4	10,133.8

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

2 Loan Portfolio and Other

1. Risk-Monitored Loans

(Non-accrual loans, accruing loans contractually past due 3 months or more and restructured loans)

[Consolidated]

The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the results of Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Ltd.

	(in millions of yen)
	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Loans to customers in bankruptcy	6,841	(2,136)	(1,781)	8,978	8,623
Past due loans	75,376	(111,681)	(101,135)	187,057	176,512
Accruing loans contractually past due 3 months or more	1,626	742	(708)	884	2,334
Restructured loans	120,739	(20,920)	(2,450)	141,659	123,189
Total	204,585	(133,995)	(106,075)	338,580	310,660
Amount of direct reduction	178,072	(80,614)	(67,127)	258,686	245,199

Loans and bills discounted	10,325,302	(404,834)	(829,651)	10,730,136	11,154,953

Percentage of total loans and bills discounted
Loans to customers in bankruptcy	0.06%	(0.01)%	(0.01)%	0.08%	0.07%
Past due loans	0.73%	(1.01)%	(0.85)%	1.74%	1.58%
Accruing loans contractually past due 3 months or more	0.01%	0.00%	(0.00)%	0.00%	0.02%
Restructured loans	1.16%	(0.15)%	0.06%	1.32%	1.10%

Total	1.98%	(1.17)%	(0.80)%	3.15%	2.78%

[Combined]

The following figures as of March 31, 2006 disclosed adding up the results of Mitsubishi UFJ Trust and Banking Corporation and “UFJTE”.

The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the results of Mitsubishi Trust and Banking Corporation, UFJ Trust Bank Ltd. and “UFJTE”.

	(in millions of yen)
	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Loans to customers in bankruptcy	6,779	(1,862)	(1,757)	8,642	8,536
Past due loans	74,906	(111,929)	(101,049)	186,835	175,955
Accruing loans contractually past due 3 months or more	1,626	742	(708)	884	2,334
Restructured loans	120,739	(20,629)	(1,670)	141,368	122,410
Total	204,052	(133,679)	(105,185)	337,731	309,237
Amount of direct reduction	177,242	(78,456)	(64,997)	255,698	242,239

Loans and bills discounted	10,391,395	(367,976)	(801,719)	10,759,372	11,193,115

Percentage of total loans and bills discounted
Loans to customers in bankruptcy	0.06%	(0.01)%	(0.01)%	0.08%	0.07%
Past due loans	0.72%	(1.01)%	(0.85)%	1.73%	1.57%
Accruing loans contractually past due 3 months or more	0.01%	0.00%	(0.00)%	0.00%	0.02%
Restructured loans	1.16%	(0.15)%	0.06%	1.31%	1.09%

Total	1.96%	(1.17)%	(0.79)%	3.13%	2.76%

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

[Trust accounts : Loans in Trusts with Contracts for Compensating the Principal]

The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the results of Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Ltd.

(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Loans to customers in bankruptcy	51	(1,269)	(62)	1,321	113
Past due loans	56	(7,363)	52	7,419	4
Accruing loans contractually past due 3 months or more	37	(1,048)	(113)	1,086	150
Restructured loans	1,199	(32,720)	(91)	33,920	1,291
Total	1,346	(42,401)	(214)	43,748	1,560

Loans and bills discounted	189,409	(843,064)	(39,510)	1,032,473	228,919

Percentage of total loans and bills discounted
Loans to customers in bankruptcy	0.02%	(0.10)%	(0.02)%	0.12%	0.04%
Past due loans	0.02%	(0.68)%	0.02%	0.71%	0.00%
Accruing loans contractually past due 3 months or more	0.01%	(0.08)%	(0.04)%	0.10%	0.06%
Restructured loans	0.63%	(2.65)%	0.06%	3.28%	0.56%

Total	0.71%	(3.52)%	0.02%	4.23%	0.68%

[Combined and Trust accounts]				(in millions of yen)
	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Loans to customers in bankruptcy	6,831	(3,132)	(1,819)	9,963	8,650
Past due loans	74,963	(119,292)	(100,996)	194,255	175,960
Accruing loans contractually past due 3 months or more	1,664	(306)	(821)	1,970	2,485
Restructured loans	121,939	(53,349)	(1,762)	175,289	123,701
Total	205,398	(176,080)	(105,399)	381,479	310,798

Loans and bills discounted	10,580,804	(1,211,041)	(841,229)	11,791,846	11,422,034

Percentage of total loans and bills discounted
Loans to customers in bankruptcy	0.06%	(0.01)%	(0.01)%	0.08%	0.07%
Past due loans	0.70%	(0.93)%	(0.83)%	1.64%	1.54%
Accruing loans contractually past due 3 months or more	0.01%	(0.00)%	(0.00)%	0.01%	0.02%
Restructured loans	1.15%	(0.33)%	0.06%	1.48%	1.08%

Total	1.94%	(1.29)%	(0.77)%	3.23%	2.72%

[Consolidated and Trust accounts]				(in millions of yen)
	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Loans to customers in bankruptcy	6,893	(3,406)	(1,844)	10,299	8,737
Past due loans	75,433	(119,044)	(101,083)	194,477	176,516
Accruing loans contractually past due 3 months or more	1,664	(306)	(821)	1,970	2,485
Restructured loans	121,939	(53,640)	(2,541)	175,580	124,481
Total	205,931	(176,397)	(106,290)	382,328	312,221

Loans and bills discounted	10,514,711	(1,247,898)	(869,161)	11,762,609	11,383,872

Percentage of total loans and bills discounted
Loans to customers in bankruptcy	0.06%	(0.02)%	(0.01)%	0.08%	0.07%
Past due loans	0.71%	(0.93)%	(0.83)%	1.65%	1.55%
Accruing loans contractually past due 3 months or more	0.01%	(0.00)%	(0.00)%	0.01%	0.02%
Restructured loans	1.15%	(0.33)%	0.06%	1.49%	1.09%

Total	1.95%	(1.29)%	(0.78)%	3.25%	2.74%

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

2-1.	Classification of Risk-Monitored Loans

The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the results of Mitsubishi Trust and Banking Corporation, UFJ Trust Bank Ltd. ( the aggregated figures of UFJ Trust Bank Ltd. and “UFJTE”)

Classification by geographic area

[Banking : Consolidated and Trust Accounts]	(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Domestic*	193,464	(169,656)	(98,489)	363,120	291,953
Overseas*	12,466	(6,741)	(7,801)	19,207	20,267
Asia	43	(352)	21	396	21
Indonesia	43	21	21	21	21
Thailand	—	—	—	—	—
Hong Kong	—	—	—	—	—
Other	—	(374)	—	374	—
United States of America	12,407	(4,417)	(6,239)	16,824	18,646
Other	15	(1,970)	(1,583)	1,986	1,599

Total	205,931	(176,397)	(106,290)	382,328	312,221

Note:*    “Domestic” and “Overseas” are classified by domicile of borrowers.

Classification by type of industry of borrowers

[Banking : Consolidated and Trust Accounts]	(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Domestic*	193,464	(169,656)	(98,489)	363,120	291,953
Manufacturing	34,795	(9,126)	(9,959)	43,922	44,754
Construction	8,157	(48,022)	(22,678)	56,179	30,835
Wholesale and Retail	24,331	(10,665)	(1,842)	34,997	26,174
Banks and other financial institutions	—	(5)	—	5	—
Real estate	12,201	(58,039)	(28,854)	70,240	41,055
Services	12,674	(70,580)	(51,422)	83,254	64,096
Other industries	68,903	22,030	17,457	46,872	51,445
Consumer	32,401	4,751	(1,189)	27,649	33,591

Overseas*	12,466	(6,741)	(7,801)	19,207	20,267

Banks and other financial institutions	5,663	5,127	(2,296)	536	7,960
Commercial and industrial	6,764	(4,103)	(5,152)	10,867	11,917
Other	38	(7,765)	(351)	7,803	390

Total	205,931	(176,397)	(106,290)	382,328	312,221

Note:*    “Domestic” and “Overseas” are classified by domicile of borrowers.

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

2-2.	Classification of Risk-Monitored Loans

The following figures as of March 31, 2006 disclosed adding up the results of Mitsubishi UFJ Trust and Banking Corporation and “UFJTE”.

The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the results of Mitsubishi Trust and Banking Corporation, UFJ Trust Bank Ltd. and “UFJTE”.

Classification by geographic area

[Banking: Combined and Trust Accounts]	(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Domestic*	192,931	(169,347)	(97,598)	362,278	290,530
Overseas*	12,466	(6,733)	(7,801)	19,200	20,267
Asia	43	(352)	21	396	21
Indonesia	43	21	21	21	21
Thailand	—	—	—	—	—
Hong Kong	—	—	—	—	—
Other	—	(374)	—	374	—
United States of America	12,407	(4,410)	(6,239)	16,817	18,646
Other	15	(1,970)	(1,583)	1,986	1,599

Total	205,398	(176,080)	(105,399)	381,479	310,798

Note:*    “Domestic” and “Overseas” are classified by domicile of borrowers.

Classification by type of industry of borrowers

[Banking : Combined and Trust Accounts]	(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Domestic*	192,931	(169,347)	(97,598)	362,278	290,530
Manufacturing	34,795	(9,126)	(9,959)	43,922	44,754
Construction	8,157	(48,022)	(22,678)	56,179	30,835
Wholesale and Retail	24,331	(10,665)	(1,842)	34,997	26,174
Banks and other financial institutions	—	(5)	—	5	—
Real estate	12,201	(58,039)	(28,469)	70,240	40,670
Services	12,674	(70,580)	(51,422)	83,254	64,096
Other industries	68,903	22,030	17,457	46,872	51,445
Consumer	31,868	5,061	(684)	26,807	32,552

Overseas*	12,466	(6,733)	(7,801)	19,200	20,267

Banks and other financial institutions	5,663	5,127	(2,296)	536	7,960
Commercial and industrial	6,764	(4,103)	(5,152)	10,867	11,917
Other	38	(7,758)	(351)	7,796	390

Total	205,398	(176,080)	(105,399)	381,479	310,798

Note:*    “Domestic” and “Overseas” are classified by domicile of borrowers.

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

3.	Allowance for Loan Losses

[Consolidated]

The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the results of Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Ltd.

(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Allowance for loan losses	125,119	(98,912)	(51,323)	224,031	176,442
Formula allowance for loan losses	89,474	(43,338)	2,918	132,812	86,555
Specific allowance for loan losses	35,645	(55,571)	(54,241)	91,216	89,886
Allowance for loans to specific foreign borrowers	—	(2)	(0)	2	0

[Combined]

The following figures as of March 31, 2006 disclosed adding up the results of Mitsubishi UFJ Trust and Banking Corporation and “UFJTE”.

The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the results of Mitsubishi Trust and Banking Corporation, UFJ Trust Bank Ltd. and “UFJTE”.

(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Allowance for loan losses	124,448	(98,152)	(51,327)	222,600	175,775
Formula allowance for loan losses	90,274	(42,123)	3,287	132,397	86,986
Specific allowance for loan losses	34,173	(56,027)	(54,614)	90,200	88,787
Allowance for loans to specific foreign borrowers	—	(2)	(0)	2	0

[Trust accounts] The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the results of Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Ltd.

(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Special internal reserves	5,806	(2,510)	(1,189)	8,316	6,995
Allowance for bad debts	617	72	24	545	592

4.      Coverage Ratio against Risk-Monitored Loans

[Consolidated]

The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the results of Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Ltd.

(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Allowance for loan losses (I)	125,119	(98,912)	(51,323)	224,031	176,442
Risk-monitored loans (II)	204,585	(133,995)	(106,075)	338,580	310,660
Coverage ratio (I)/(II)	61.15%	(5.01)%	4.36%	66.16%	56.79%

[Combined]

The following figures as of March 31, 2006 disclosed adding up the results of Mitsubishi UFJ Trust and Banking Corporation and “UFJTE”.

The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the results of Mitsubishi Trust and Banking Corporation, UFJ Trust Bank Ltd. and “UFJTE”

(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Allowance for loan losses (I)	124,448	(98,152)	(51,327)	222,600	175,775
Risk-monitored loans (II)	204,052	(133,679)	(105,185)	337,731	309,237
Coverage ratio (I)/(II)	60.98%	(4.92)%	4.14%	65.91%	56.84%

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

5-1.	Disclosed Claims under the Financial Reconstruction Law (the “FRL”)

The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the results of Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Ltd.

[Non-Consolidated]	(in millions of yen)
	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Claims to bankrupt and substantially bankrupt debtors	23,248	(20,751)	(8,869)	44,000	32,118
Claims under high risk	66,091	(94,951)	(93,807)	161,043	159,899
Claims under close observation	122,366	(19,886)	(2,378)	142,253	124,745
Total (1)	211,706	(135,589)	(105,056)	347,296	316,763

Normal claims	10,432,511	(271,178)	(728,566)	10,703,690	11,161,077

6-1.  Status of Secured Coverage on Disclosed Claims under the FRL

The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the results of

Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Ltd.

[Non-Consolidated]		(in millions of yen)
	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Secured coverage amount (2)	141,010	(113,505)	(103,427)	254,516	244,437
Allowance for loan losses	54,431	(72,721)	(61,609)	127,153	116,041
Reserve for financial support to specific borrowers	—	—	—	—	—
Collateral, guarantees, etc.	86,578	(40,784)	(41,817)	127,362	128,396

Secured coverage ratio (2)/(1)	66.60%	(6.67)%	(10.56)%	73.28%	77.16%

Secured Coverage of Each Category of Disclosed Claims under the FRL

[Non-Consolidated]	(in millions of yen)

Category	Disclosed amount (A)		Allowance for loan losses (B)		Reserve for financial support to specific borrowers (C)	Collectable amount by collateralized and guaranteed loans (D)		Coverage ratio [(B)+(C)] / [(A) - (D)]		Coverage ratio [(B)+(C)+(D)] / (A)
Claims to bankrupt and substantially bankrupt debtors	23,248 [44,000	]	551 [3,552	]	— —	22,697 [40,448	]	100.00 [100.00	% ]%	100.00 [100.00	% ]%
Claims under high risk	66,091 [161,043	]	27,566 [80,578	]	— —	29,283 [59,237	]	74.89 [79.14	% ]%	86.01 [86.81	% ]%
Claims under close observation	122,366 [142,253	]	26,313 [43,022	]	— —	34,597 [27,677	]	29.98 [37.54	% ]%	49.77 [49.70	% ]%
Sub total (1)	211,706 [347,296	]	54,431 [127,153	]	— —	86,578 [127,362	]	43.50 [57.81	% ]%	66.60 [73.28	% ]%
Normal claims	10,432,511 [10,703,690	]
Total (2)	10,644,218 [11,050,987	]
Sub total (1) / Total (2)	1.98 [3.14	% ]%

Note: The upper figures are as of March 31, 2006. The lower figures with bracket are as of March 31, 2005.

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

5-2. Disclosed Claims under the Financial Reconstruction Law (the “FRL”)

The following figures as of March 31, 2006 disclosed adding up the results of Mitsubishi UFJ Trust and Banking Corporation and “UFJTE”.

The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the results of Mitsubishi Trust and Banking Corporation, UFJ Trust Bank Ltd. and “UFJTE”.

[Combined]	(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Claims to bankrupt and substantially bankrupt debtors	23,248	(20,751)	(8,869)	44,000	32,118
Claims under high risk	66,091	(94,951)	(93,807)	161,043	159,899
Claims under close observation	122,366	(19,886)	(2,378)	142,253	124,745

Total (1)	211,706	(135,589)	(105,056)	347,296	316,763

Normal claims	10,432,511	(271,178)	(728,566)	10,703,690	11,161,077

6-2. Status of Secured Coverage on Disclosed Claims under the FRL

The following figures as of March 31, 2006 disclosed adding up the results of Mitsubishi UFJ Trust and Banking Corporation and “UFJTE”.

The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the results of Mitsubishi Trust and Banking Corporation, UFJ Trust Bank Ltd. and “UFJTE”.

[Combined]	(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Secured coverage amount (2)	141,010	(113,505)	(103,427)	254,516	244,437
Allowance for loan losses	54,431	(72,721)	(61,609)	127,153	116,041
Reserve for financial support to specific borrowers	—	—	—	—	—
Collateral, guarantees, etc.	86,578	(40,784)	(41,817)	127,362	128,396
Secured coverage ratio (2)/(1)	66.60%	(6.67)%	(10.56)%	73.28%	77.16%

Secured Coverage of Each Category of Disclosed Claims under the FRL

[Combined]	(in millions of yen)

Category	Disclosed amount (A)		Allowance for loan losses (B)		Reserve for financial support to specific borrowers (C)	Collectable amount by collateralized and guaranteed loans (D)		Coverage ratio [(B)+(C)] / [(A) - (D)]		Coverage ratio [(B)+(C)+(D)] / (A)
Claims to bankrupt and substantially bankrupt debtors	23,248 [44,000	]	551 [3,552	]	— —	22,697 [40,448	]	100.00 [100.00	% ]%	100.00 [100.00	% ]%
Claims under high risk	66,091 [161,043	]	27,566 [80,578	]	— —	29,283 [59,237	]	74.89 [79.14	% ]%	86.01 [86.81	% ]%
Claims under close observation	122,366 [142,253	]	26,313 [43,022	]	— —	34,597 [27,677	]	29.98 [37.54	% ]%	49.77 [49.70	% ]%
Sub total (1)	211,706 [347,296	]	54,431 [127,153	]	— —	86,578 [127,362	]	43.50 [57.81	% ]%	66.60 [73.28	% ]%
Normal claims	10,432,511 [10,703,690	]
Total (2)	10,644,218 [11,050,987	]
Sub total (1) / Total (2)	1.98 [3.14	% ]%

Note: The upper figures are as of March 31, 2006. The lower figures with bracket are as of March 31, 2005.

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

5-3.	Disclosed Claims under the Financial Reconstruction Law (the “FRL”)

The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the results of Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Ltd.

[Trust accounts]	(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Claims to bankrupt and substantially bankrupt debtors	120	(5,523)	(131)	5,643	251
Claims under high risk	279	(5,266)	(56)	5,546	336
Claims under close observation	945	(31,612)	(26)	32,558	972

Total (1)	1,346	(42,401)	(214)	43,748	1,560

Normal claims	188,063	(800,662)	(39,295)	988,725	227,358

6-3.	Status of Secured Coverage on Disclosed Claims under the FRL

The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the results of Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Ltd.

[Trust accounts]	(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Secured coverage amount (2)	1,060	(23,481)	(230)	24,541	1,290
Allowance for loan losses	—	—	—	—	—
Reserve for financial support to specific borrowers	—	—	—	—	—
Collateral, guarantees, etc.	1,060	(23,481)	(230)	24,541	1,290
Secured coverage ratio (2)/(1)	78.76%	22.66%	(3.92)%	56.09%	82.69%

Secured Coverage of Each Category of Disclosed Claims under the FRL

[Trust accounts]	(in millions of yen)

Category	Disclosed amount (A)		Allowance for loan losses (B)	Reserve for financial support to specific borrowers (C)	Collectable amount by collateralized and guaranteed loans (D)		Coverage ratio [(B)+(C)] / [(A) - (D)]	Coverage ratio [(B)+(C)+(D)] / (A)
Claims to bankrupt and substantially bankrupt debtors	120 [5,643	]	— —	— —	120 [5,643	]		100.00 [100.00	% ]%
Claims under high risk	279 [5,546	]	— —	— —	272 [4,698	]		97.16 [84.72	% ]%
Claims under close observation	945 [32,558	]	— —	— —	668 [14,199	]		70.62 [43.61	% ]%
Sub total (1)	1,346 [43,748	]	— —	— —	1,060 [24,541	]		78.76 [56.09	% ]%
Normal claims	188,063 [988,725	]
Total (2)	189,409 [1,032,473	]
Sub total (1) / Total (2)	0.71 [4.23	% ]%

Note: The upper figures are as of March 31, 2006. The lower figures with bracket are as of March 31, 2005.

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

5-4.	Disclosed Claims under the Financial Reconstruction Law (the “FRL”)

[Non-Consolidated and Trust accounts]	(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Claims to bankrupt and substantially bankrupt debtors	23,368	(26,274)	(9,001)	49,643	32,370
Claims under high risk	66,371	(100,217)	(93,864)	166,589	160,236
Claims under close observation	123,312	(51,499)	(2,404)	174,811	125,717

Total (1)	213,052	(177,991)	(105,270)	391,044	318,323

Normal claims	10,620,574	(1,071,841)	(767,861)	11,692,416	11,388,436

6-4.	Status of Secured Coverage on Disclosed Claims under the FRL

[Non-Consolidated and Trust accounts]	(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Secured coverage amount (2)	142,070	(136,987)	(103,657)	279,057	245,728
Allowance for loan losses	54,431	(72,721)	(61,609)	127,153	116,041
Reserve for financial support to specific borrowers	—	—	—	—	—
Collateral, guarantees, etc.	87,638	(64,265)	(42,047)	151,904	129,686
Secured coverage ratio (2)/(1)	66.68%	(4.67)%	(10.51)%	71.36%	77.19%

Secured Coverage of Each Category of Disclosed Claims under the FRL

[Non-Consolidated and Trust accounts]	(in millions of yen)

Category	Disclosed amount (A)		Allowance for loan losses (B)		Reserve for financial support to specific borrowers (C)	Collectable amount by collateralized and guaranteed loans (D)		Coverage ratio [(B)+(C)] / [(A) - (D)]	Coverage ratio [(B)+(C)+(D)] / (A)
Claims to bankrupt and substantially bankrupt debtors	23,368 [49,643	]	551 [3,552	]	— —	22,817 [46,091	]		100.00 [100.00	% ]%
Claims under high risk	66,371 [166,589	]	27,566 [80,578	]	— —	29,555 [63,936	]		86.06 [86.74	% ]%
Claims under close observation	123,312 [174,811	]	26,313 [43,022	]	— —	35,266 [41,876	]		49.93 [48.56	% ]%
Sub total (1)	213,052 [391,044	]	54,431 [127,153	]	— —	87,638 [151,904	]		66.68 [71.36	% ]%
Normal claims	10,620,574 [11,692,416	]
Total (2)	10,833,627 [12,083,461	]
Sub total (1) / Total (2)	1.96 [3.23	% ]%

Note: The upper figures are as of March 31, 2006. The lower figures with bracket are as of March 31, 2005.

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

5-5. Disclosed Claims under the Financial Reconstruction Law (the “FRL”)

[Combined and Trust accounts]

(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Claims to bankrupt and substantially bankrupt debtors	23,368	(26,274)	(9,001)	49,643	32,370
Claims under high risk	66,371	(100,217)	(93,864)	166,589	160,236
Claims under close observation	123,312	(51,499)	(2,404)	174,811	125,717

Total (1)	213,052	(177,991)	(105,270)	391,044	318,323

Normal claims	10,620,574	(1,071,841)	(767,861)	11,692,416	11,388,436

6-5. Status of Secured Coverage on Disclosed Claims under the FRL

[Combined and Trust accounts]	(in millions of yen)
	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Secured coverage amount (2)	142,070	(136,987)	(103,657)	279,057	245,728
Allowance for loan losses	54,431	(72,721)	(61,609)	127,153	116,041
Reserve for financial support to specific borrowers	—	—	—	—	—
Collateral, guarantees, etc.	87,638	(64,265)	(42,047)	151,904	129,686
Secured coverage ratio (2)/(1)	66.68%	(4.67)%	(10.51)%	71.36%	77.19%

Secured Coverage of Each Category of Disclosed Claims under the FRL

[Combined and Trust accounts]						(in millions of yen)
Category	Disclosed amount (A)		Allowance for loan losses (B)		Reserve for financial support to specific borrowers (C)	Collectable amount by collateralized and guaranteed loans (D)		Coverage ratio [(B)+(C)] / [(A) - (D)]	Coverage ratio [(B)+(C)+(D)] / (A)
Claims to bankrupt and substantially bankrupt debtors	23,368 [49,643	]	551 [3,552	]	— —	22,817 [46,091	]		100.00 [100.00	% ]%
Claims under high risk	66,371 [166,589	]	27,566 [80,578	]	— —	29,555 [63,936	]		86.06 [86.74	% ]%
Claims under close observation	123,312 [174,811	]	26,313 [43,022	]	— —	35,266 [41,876	]		49.93 [48.56	% ]%
Sub total (1)	213,052 [391,044	]	54,431 [127,153	]	— —	87,638 [151,904	]		66.68 [71.36	% ]%
Normal claims	10,620,574 [11,692,416	]
Total (2)	10,833,627 [12,083,461	]
Sub total (1) / Total (2)	1.96 [3.23	% ]%

Note:     The upper figures are as of March 31, 2006. The lower figures with bracket are as of March 31, 2005.

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

7.	Progress in the Disposal of Problem Assets [Combined and Trust accounts]

(excluding claims under close observation)

The following figures (from October 2005 to March 2006) disclosed adding up the results of Mitsubishi UFJ Trust and Banking Corporation and “UFJTE”.

The following figures (before September 2005) disclosed adding up the results of Mitsubishi Trust and Banking Corporation, UFJ Trust Bank Ltd. and “UFJTE”.

Historical trend of problem assets based on the FRL

(in billions of yen)

	As of September 30, 2000	As of March 31, 2001	As of September 30, 2001	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004	As of March 31, 2005	As of September 30, 2005(a)	As of March 31, 2006(b)	(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	363.3	237.1	198.0	195.0	128.2	148.5	95.5	79.6	60.8	49.6	32.3	23.3	(9.0)
Claims under high risk	722.7	690.5	718.4	722.2	464.5	306.3	280.8	385.2	537.7	166.5	160.2	66.3	(93.8)

Total	1,086.0	927.7	916.5	917.2	592.7	454.9	376.3	464.8	598.6	216.2	192.6	89.7	(102.8)

	As of September 30, 2000	As of March 31, 2001	As of September 30, 2001	As of March 31, 2002	As of September 30, 2002	As of March 31, 2003	As of September 30, 2003	As of March 31, 2004	As of September 30, 2004	As of March 31, 2005	As of September 30, 2005(a)	As of March 31, 2006(b)	(b) - (a)
(1) Assets categorized as problem assets as of September 30, 2000 based on the FRL
Claims to bankrupt and substantially bankrupt debtors	363.3	208.0	181.3	118.2	82.7	55.8	39.4	25.4	16.3	6.0	0.6	0.5	(0.0)
Claims under high risk	722.7	516.4	435.6	342.4	202.4	28.4	24.3	2.3	1.4	1.4	1.8	1.9	0.1

Total	1,086.0	724.5	616.9	460.7	285.2	84.3	63.7	27.7	17.8	7.4	2.4	2.5	0.0

(2) Assets newly categorized as problem assets during second half of fiscal 2000 based on the FRL
Claims to bankrupt and substantially bankrupt debtors		29.0	13.0	16.2	12.5	14.9	12.2	3.9	1.9	0.9	0.7	0.1	(0.6)
Claims under high risk		174.1	155.6	106.9	88.7	18.1	12.3	1.3	0.8	0.6	0.1	0.0	(0.0)

Total		203.2	168.6	123.1	101.3	33.1	24.6	5.3	2.7	1.6	0.8	0.2	(0.6)

(3) Assets newly categorized as problem assets during first half of fiscal 2001 based on the FRL
Claims to bankrupt and substantially bankrupt debtors			3.7	42.4	2.4	2.2	1.4	0.8	0.6	0.7	0.6	0.4	(0.1)
Claims under high risk			127.1	35.5	26.3	10.1	5.5	2.8	1.9	0.0	0.0	0.0	(0.0)

Total			130.8	77.9	28.8	12.3	6.9	3.7	2.6	0.8	0.7	0.5	(0.1)

(4) Assets newly categorized as problem assets during second half of fiscal 2001 based on the FRL
Claims to bankrupt and substantially bankrupt debtors				18.1	25.5	13.8	9.1	2.3	1.4	1.3	1.1	1.9	0.7
Claims under high risk				237.2	51.7	18.3	13.2	5.5	0.7	0.0	0.0	0.0	(0.0)

Total				255.4	77.3	32.1	22.4	7.9	2.2	1.3	1.2	1.9	0.7

(5) Assets newly categorized as problem assets during first half of fiscal 2002 based on the FRL
Claims to bankrupt and substantially bankrupt debtors					4.7	16.5	13.7	11.2	8.9	6.5	6.4	5.3	(1.0)
Claims under high risk					95.1	37.6	17.1	12.7	12.0	7.3	6.0	0.0	(6.0)

Total					99.9	54.2	30.8	24.0	21.0	13.8	12.5	5.4	(7.1)

(6) Assets newly categorized as problem assets during second half of fiscal 2002 based on the FRL
Claims to bankrupt and substantially bankrupt debtors						45.0	16.3	19.3	16.0	9.5	8.5	3.5	(4.9)
Claims under high risk						193.6	162.7	64.8	14.1	12.5	11.7	0.6	(11.1)

Total						238.6	179.0	84.1	30.2	22.0	20.2	4.2	(16.0)

(7) Assets newly categorized as problem assets during first half of fiscal 2003 based on the FRL
Claims to bankrupt and substantially bankrupt debtors							3.2	1.1	2.8	0.5	0.4	0.1	(0.3)
Claims under high risk							45.4	29.5	10.5	8.1	4.0	3.0	(0.9)

Total							48.7	30.7	13.3	8.6	4.5	3.2	(1.2)

(8) Assets newly categorized as problem assets during second half of fiscal 2003 based on the FRL
Claims to bankrupt and substantially bankrupt debtors								15.2	9.4	7.6	1.3	0.3	(0.9)
Claims under high risk								265.8	102.7	27.2	25.8	15.4	(10.3)

Total								281.1	112.2	34.8	27.2	15.8	(11.3)

(9) Assets newly categorized as problem assets during first half of fiscal 2004 based on the FRL
Claims to bankrupt and substantially bankrupt debtors									3.2	10.3	3.7	4.2	0.4
Claims under high risk									393.2	59.7	52.8	22.8	(30.0)

Total									396.5	70.0	56.5	27.0	(29.5)

(10) Assets newly categorized as problem assets during second half of fiscal 2004 based on the FRL
Claims to bankrupt and substantially bankrupt debtors										5.9	0.8	0.5	(0.2)
Claims under high risk										49.5	34.9	2.3	(32.5)

Total										55.4	35.7	2.9	(32.7)

(11) Assets newly categorized as problem assets during first half of fiscal 2005 based on the FRL
Claims to bankrupt and substantially bankrupt debtors											7.6	5.5	(2.1)
Claims under high risk											22.7	13.9	(8.8)

Total											30.4	19.4	(11.0)

(12) Assets newly categorized as problem assets during second half of fiscal 2005 based on the FRL
Claims to bankrupt and substantially bankrupt debtors												0.4
Claims under high risk												5.9

Total												6.3

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

Progress in the disposal of problem assets

(1) Assets categorized as problem assets as of September 30, 2000 based on the FRL

	(in billions of yen)
	As of September 30, 2005 (a)	As of March 31, 2006
		(b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	0.6	0.5		(0.0)
Claims under high risk	1.8	1.9		0.1

Total	2.4	2.5		0.0

		(A	)	(B	)

Progress in the disposal of problem assets

(in billions of yen)

	Second half of fiscal 2005
Disposition by borrowers’ liquidation	—
Re-constructive disposition	—
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	—
Charge-off	(0.0)
Other	(0.0)
Collection of claims	(0.0)
Improvements in financial status	—

Total	(0.0	)(B)

Above (A) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)

Second half of fiscal 2005
Legal liquidation	0.0
Quasi-legal liquidation	1.3
Split-off of problem loans	—
Partial charge-off of smaller balance loans	0.5
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	1.8

(2) Assets newly categorized as problem assets during second half of fiscal 2000 based on the FRL

(in billions of yen)

	As of September 30, 2005 (a)	As of March 31, 2006
		(b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	0.7	0.1		(0.6)
Claims under high risk	0.1	0.0		(0.0)

Total	0.8	0.2		(0.6)

		(C	)	(D )

Progress in the disposal of problem assets

(in billions of yen)

	Second half of fiscal 2005
Disposition by borrowers’ liquidation	—
Re-constructive disposition	—
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	—
Charge-off	—
Other	0.6
Collection of claims	0.6
Improvements in financial status	—

Total	0.6	(D)

Above (C) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)

Second half of fiscal 2005
Legal liquidation	0.0
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	0.0
Entrust through the managed trust method to the Resolution and Collection Corporation	0.0

Total	0.2

(3) Assets newly categorized as problem assets during first half of fiscal 2001 based on the FRL

(in billions of yen)

	As of September 30, 2005 (a)	As of March 31, 2006
		(b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	0.6	0.4		(0.1)
Claims under high risk	0.0	0.0		(0.0)

Total	0.7	0.5		(0.1)

		(E	)	(F )

Progress in the disposal of problem assets

(in billions of yen)

	Second half of fiscal 2005
Disposition by borrowers’ liquidation	—
Re-constructive disposition	—
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	0.0
Charge-off	(0.0)
Other	0.1
Collection of claims	0.1
Improvements in financial status	0.0

Total	0.1	(F)

Above (E) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)

Second half of fiscal 2005
Legal liquidation	0.0
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	0.4
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	0.4

(4) Assets newly categorized as problem assets during second half of fiscal 2001 based on the FRL

(in billions of yen)

	As of September 30, 2005 (a)	As of March 31, 2006
		(b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	1.1	1.9		0.7
Claims under high risk	0.0	0.0		(0.0)

Total	1.2	1.9		0.7

		(G	)	(H	)

Progress in the disposal of problem assets

(in billions of yen)

	Second half of fiscal 2005
Disposition by borrowers’ liquidation	—
Re-constructive disposition	—
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	—
Charge-off	0.0
Other	(0.7)
Collection of claims	(0.7)
Improvements in financial status	—

Total	(0.7	)(H)

Above (G) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)

Second half of fiscal 2005

Legal liquidation	0.0
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	1.9
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	1.9

(5) Assets newly categorized as problem assets during first half of fiscal 2002 based on the FRL

(in billions of yen)

	As of September 30, 2005 (a)	As of March 31, 2006
		(b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	6.4	5.3		(1.0)
Claims under high risk	6.0	0.0		(6.0)

Total	12.5	5.4		(7.1)

		(I	)	(J )

Progress in the disposal of problem assets

(in billions of yen)

	Second half of fiscal 2005
Disposition by borrowers’ liquidation	—
Re-constructive disposition	—
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	1.0
Charge-off	0.0
Other	6.0
Collection of claims	0.2
Improvements in financial status	5.7

Total	7.1	(J)

Above (I) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)

Second half of fiscal 2005

Legal liquidation	5.1
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	0.2
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	5.3

(6) Assets newly categorized as problem assets during second half of fiscal 2002 based on the FRL

(in billions of yen)

	As of September 30, 2005 (a)	As of March 31, 2006
		(b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	8.5	3.5		(4.9)
Claims under high risk	11.7	0.6		(11.1)

Total	20.2	4.2		(16.0)

		(K	)	(L )

Progress in the disposal of problem assets

(in billions of yen)

	Second half of fiscal 2005
Disposition by borrowers’ liquidation	—
Re-constructive disposition	—
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	1.0
Charge-off	7.9
Other	7.0
Collection of claims	6.8
Improvements in financial status	0.1

Total	16.0	(L)

Above (K) includes the following figures which facilitates the final disposal of problem assets.

(in billions of yen)

Second half of fiscal 2005
Legal liquidation	0.2
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	0.1
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	0.3

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

(7) Assets newly categorized as problem assets during first half of fiscal 2003 based on the FRL

	(in billions of yen)
	As of September 30, 2005 (a)	As of March 31, 2006
		(b)		(b) -(a)
Claims to bankrupt and substantially bankrupt debtors	0.4	0.1		(0.3)
Claims under high risk	4.0	3.0		(0.9)

Total	4.5	3.2		(1.2)

		(M	)	(N )

Progress in the disposal of problem assets

	(in billions of yen	)

	Second half of fiscal 2005
Disposition by borrowers’ liquidation	—
Re-constructive disposition	—
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	—
Charge-off	(0.0)
Other	1.2
Collection of claims	0.6
Improvements in financial status	0.5

Total	1.2	(N)

Above (M) includes the following figures which facilitates the final disposal of problem assets.

	(in billions of yen	)

	Second half of fiscal 2005
Legal liquidation	0.0
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	0.0
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	0.1

(8) Assets newly categorized as problem assets during second half of fiscal 2003 based on the FRL

	(in billions of yen)
	As of September 30, 2005 (a)	As of March 31, 2006
		(b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	1.3	0.3		(0.9)
Claims under high risk	25.8	15.4		(10.3)

Total	27.2	15.8		(11.3)

		(O	)	(P )

Progress in the disposal of problem assets

	(in billions of yen	)

	Second half of fiscal 2005
Disposition by borrowers’ liquidation	—
Re-constructive disposition	—
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	—
Charge-off	(0.3)
Other	11.6
Collection of claims	(1.5)
Improvements in financial status	13.2

Total	11.3	(P)

Above (O) includes the following figures which facilitates the final disposal of problem assets.

	(in billions of yen	)

	Second half of fiscal 2005
Legal liquidation	0.1
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	0.2
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	0.3

(9) Assets newly categorized as problem assets during first half of fiscal 2004 based on the FRL

	(in billions of yen)

	As of September 30, 2005 (a)	As of March 31, 2006
		(b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	3.7	4.2		0.4
Claims under high risk	52.8	22.8		(30.0)

Total	56.5	27.0		(29.5)

		(Q	)	(R )

Progress in the disposal of problem assets

	(in billions of yen	)

	Second half of fiscal 2005
Disposition by borrowers’ liquidation	—
Re-constructive disposition	0.8
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	—
Charge-off	8.1
Other	20.5
Collection of claims	20.2
Improvements in financial status	0.2

Total	29.5	(R)

Above (Q) includes the following figures which facilitates the final disposal of problem assets.

	(in billions of yen	)

	Second half of fiscal 2005
Legal liquidation	0.1
Quasi-legal liquidation	3.8
Split-off of problem loans	—
Partial charge-off of smaller balance loans	0.2
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	4.2

(10) Assets newly categorized as problem assets during second half of fiscal 2004 based on the FRL

	(in billions of yen)

	As of September 30, 2005 (a)	As of March 31, 2006
		(b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	0.8	0.5		(0.2)
Claims under high risk	34.9	2.3		(32.5)

Total	35.7	2.9		(32.7)

		(S	)	(T )

Progress in the disposal of problem assets

	(in billions of yen	)

	Second half of fiscal 2005
Disposition by borrowers’ liquidation	—
Re-constructive disposition	—
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	0.0
Charge-off	0.1
Other	32.5
Collection of claims	5.9
Improvements in financial status	26.6

Total	32.7	(T)

Above (S) includes the following figures which facilitates the final disposal of problem assets.

	(in billions of yen	)

	Second half of fiscal 2005
Legal liquidation	0.2
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	0.3
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	0.5

(11) Assets newly categorized as problem assets during first half of fiscal 2005 based on the FRL

	(in billions of yen)

	As of September 30, 2005 (a)	As of March 31, 2006
		(b)		(b) - (a)
Claims to bankrupt and substantially bankrupt debtors	7.6	5.5		(2.1)
Claims under high risk	22.7	13.9		(8.8)

Total	30.4	19.4		(11.0)

		(U	)	(V )

Progress in the disposal of problem assets

	(in billions of yen	)

	Second half of fiscal 2005
Disposition by borrowers’ liquidation	—
Re-constructive disposition	10.6
Improvements in financial status due to re-constructive disposition	—
Loan sales to secondary market	2.3
Charge-off	(8.0)
Other	6.1
Collection of claims	4.8
Improvements in financial status	1.3

Total	11.0	(V)

Above (U) includes the following figures which facilitates the final disposal of problem assets.

	(in billions of yen	)

	Second half of fiscal 2005
Legal liquidation	0.6
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	1.3
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	2.0

(12) Assets newly categorized as problem assets during second half of fiscal 2005 based on the FRL

	(in billions of yen	)

	As of March 31, 2006
Claims to bankrupt and substantially bankrupt debtors	0.4
Claims under high risk	5.9

Total	6.3

	(W	)

Above (W) includes the following figures which facilitates the final disposal of problem assets.

	(in billions of yen	)

	Second half of fiscal 2005
Legal liquidation	0.0
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial charge-off of smaller balance loans	0.3
Entrust through the managed trust method to the Resolution and Collection Corporation	—

Total	0.4

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

8-1. Classification of Loans by Type of Industry

The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the results of Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Ltd.

(1) Loans by type of industry [Non-Consolidated]

(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Domestic offices (excluding loans booked at offshore markets)	10,135,872	(409,723)	(820,027)	10,545,595	10,955,899
Manufacturing	1,234,452	(57,797)	2,961	1,292,249	1,231,490
Agriculture	961	(338)	(315)	1,299	1,276
Forestry	—	(31)	(34)	31	34
Fishery	25,052	1,342	631	23,710	24,421
Mining	3,453	151	(793)	3,301	4,246
Construction	158,586	(37,498)	(1,521)	196,084	160,107
Utilities	252,464	70,692	(27,592)	181,771	280,056
Media and Communication	892,001	(75,811)	1,580	967,812	890,420
Wholesale and Retail	659,316	(9,337)	(15,913)	668,653	675,229
Banks and other financial institutions	2,380,270	(477,874)	(259,994)	2,858,144	2,640,264
Real estate	1,557,596	103,384	(1,483)	1,454,211	1,559,079
Services	861,217	18,985	82,064	842,231	779,152
Municipal government	21,664	(641,356)	2,304	663,020	19,360
Other industries	2,088,830	695,763	(601,921)	1,393,066	2,690,751
Overseas offices and loans booked at offshore markets	255,523	41,746	18,307	213,776	237,215

Total	10,391,395	(367,976)	(801,719)	10,759,372	11,193,115

(2) Domestic consumer loans [Non-Consolidated]

(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Total domestic consumer loans	1,063,348	434,297	2,035	629,050	1,061,312
Housing loans	1,031,987	438,922	7,699	593,064	1,024,288
Others	31,360	(4,624)	(5,663)	35,985	37,024

(3) Domestic loans to small and medium-sized companies [Non-Consolidated]

(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Domestic loans to small and medium-sized companies	4,521,640	639,774	153,057	3,881,865	4,368,582
Percentage to total domestic loans	44.61%	7.79%	4.73%	36.81%	39.87%

Note:	Loans to parent company/financial holding company are classified as “Loans to large-sized companies” as of March 31, 2006. However, “Domestic loans to small/medium-sized companies” as of March 31, 2005 and September 30, 2005, included loans to parent company/financial holding company by UFJ Trust Bank Ltd., 80,000 million yen, respectively.

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

(4) Loans by type of industry [Trust accounts]

(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Domestic offices (excluding loans booked at offshore markets)	350,037	(852,026)	(44,795)	1,202,063	394,832
Manufacturing	2,134	(28,000)	(12,582)	30,134	14,716
Agriculture	—	(148)	—	148	—
Forestry	—	(15)	—	15	—
Fishery	—	(1,000)	(1,000)	1,000	1,000
Mining	—	(378)	—	378	—
Construction	39	(8,409)	(19)	8,448	58
Utilities	4,048	(119,558)	(8,061)	123,606	12,109
Media and Communication	10,519	(59,281)	(3,280)	69,800	13,799
Wholesale and Retail	69	(9,943)	(24)	10,012	93
Banks and other financial institutions	24,367	(73,603)	(38,822)	97,970	63,189
Real estate	20,948	(74,636)	5,235	95,584	15,713
Services	5,717	(38,264)	(127)	43,981	5,844
Municipal government	30,671	(3,056)	(2,143)	33,727	32,814
Other industries	251,517	(435,733)	16,025	687,250	235,491
Overseas offices and loans booked at offshore markets	—	—	—	—	—

Total	350,037	(852,026)	(44,795)	1,202,063	394,832

(5) Domestic consumer loans [Trust accounts]

(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Total domestic consumer loans	100,526	(466,488)	(21,437)	567,015	121,963
Housing loans	98,996	(462,497)	(21,241)	561,494	120,238
Others	1,529	(3,991)	(195)	5,521	1,725

(6) Domestic loans to small and medium-sized companies [Trust accounts]

(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Domestic loans to small and medium-sized companies	280,777	(619,782)	(7,700)	900,559	288,477
Percentage to total domestic loans	80.21%	5.29%	7.15%	74.91%	73.06%

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

(7) Loans by type of industry [Non-Consolidated and Trust accounts]

(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Domestic offices (excluding loans booked at offshore markets)	10,485,909	(1,261,749)	(864,822)	11,747,659	11,350,732
Manufacturing	1,236,587	(85,797)	(9,619)	1,322,384	1,246,206
Agriculture	961	(486)	(315)	1,447	1,276
Forestry	—	(46)	(34)	46	34
Fishery	25,052	342	(369)	24,710	25,421
Mining	3,453	(226)	(793)	3,679	4,246
Construction	158,625	(45,907)	(1,541)	204,532	160,166
Utilities	256,513	(48,864)	(35,652)	305,377	292,165
Media and Communication	902,521	(135,093)	(1,698)	1,037,614	904,219
Wholesale and Retail	659,386	(19,282)	(15,936)	678,668	675,322
Banks and other financial institutions	2,404,637	(551,478)	(298,817)	2,956,115	2,703,454
Real estate	1,578,545	28,747	3,752	1,549,797	1,574,792
Services	866,935	(19,278)	81,937	886,213	784,997
Municipal government	52,336	(644,411)	162	696,747	52,174
Other industries	2,340,347	260,028	(585,897)	2,080,318	2,926,244
Overseas offices and loans booked at offshore markets	255,523	41,746	18,307	213,776	237,215

Total	10,741,432	(1,220,003)	(846,515)	11,961,436	11,587,948

(8) Domestic consumer loans [Non-Consolidated and Trust accounts]

(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Total domestic consumer loans	1,163,874	(32,190)	(19,401)	1,196,065	1,183,276
Housing loans	1,130,984	(23,574)	(13,542)	1,154,558	1,144,526
Others	32,890	(8,615)	(5,859)	41,506	38,750

(9) Domestic loans to small and medium-sized companies [Non-Consolidated and Trust accounts]

(in millions of yen)

	As of March 31, 2006(A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005(B)	As of September 30, 2005(C)

Domestic loans to small and medium-sized companies	4,802,418	19,993	145,356	4,782,424	4,657,061
Percentage to total domestic loans	45.79%	5.08%	4.77%	40.70%	41.02%

Note:	Loans to parent company/financial holding company are classified as “Loans to large-sized companies” as of March 31, 2006. However, “Domestic loans to small/medium-sized companies” as of March 31, 2005 and September 30, 2005, included loans to parent company/financial holding company by UFJ Trust Bank Ltd., 80,000 million yen, respectively.

82

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

8-2. Classification of Loans by Type of Industry

The following figures as of March 31, 2006 disclosed adding up the non-consolidated figures of Mitsubishi UFJ Trust and Banking Corporation and “UFJTE”. The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the non-consolidated figures of Mitsubishi Trust and Banking Corporation, UFJ Trust Bank Ltd. and “UFJTE”.

(1) Loans by type of industry [Combined]

(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Domestic offices (excluding loans booked at offshore markets)	10,135,872	(409,723)	(820,027)	10,545,595	10,955,899
Manufacturing	1,234,452	(57,797)	2,961	1,292,249	1,231,490
Agriculture	961	(338)	(315)	1,299	1,276
Forestry	—	(31)	(34)	31	34
Fishery	25,052	1,342	631	23,710	24,421
Mining	3,453	151	(793)	3,301	4,246
Construction	158,586	(37,498)	(1,521)	196,084	160,107
Utilities	252,464	70,692	(27,592)	181,771	280,056
Media and Communication	892,001	(75,811)	1,580	967,812	890,420
Wholesale and Retail	659,316	(9,337)	(15,913)	668,653	675,229
Banks and other financial institutions	2,380,270	(477,874)	(259,994)	2,858,144	2,640,264
Real estate	1,557,596	103,384	(1,483)	1,454,211	1,559,079
Services	861,217	18,985	82,064	842,231	779,152
Municipal government	21,664	(641,356)	2,304	663,020	19,360
Other industries	2,088,830	695,763	(601,921)	1,393,066	2,690,751
Overseas offices and loans booked at offshore markets	255,523	41,746	18,307	213,776	237,215

Total	10,391,395	(367,976)	(801,719)	10,759,372	11,193,115

(2) Domestic consumer loans [Combined]

(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Total domestic consumer loans	1,063,348	434,297	2,035	629,050	1,061,312
Housing loans	1,031,987	438,922	7,699	593,064	1,024,288
Others	31,360	(4,624)	(5,663)	35,985	37,024

(3) Domestic loans to small and medium-sized companies [Combined]

(in millions of yen)

	As of March 31, 2006(A)	Increase/ (Decrease) (A)-(B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005(B)	As of September 30, 2005(C)

Domestic loans to small and medium-sized companies	4,521,640	639,774	153,057	3,881,865	4,368,582
Percentage to total domestic loans	44.61%	7.79%	4.73%	36.81%	39.87%

Note:	Loans to parent company/financial holding company are classified as “Loans to large-sized companies” as of March 31, 2006. However, “Domestic loans to small/medium-sized companies” as of March 31, 2005 and September 30, 2005, included loans to parent company/financial holding company by UFJ Trust Bank Ltd., 80,000 million yen, respectively.

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

(4) Loans by type of industry [Combined and Trust accounts]

(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Domestic offices (excluding loans booked at offshore markets)	10,485,909	(1,261,749)	(864,822)	11,747,659	11,350,732
Manufacturing	1,236,587	(85,797)	(9,619)	1,322,384	1,246,206
Agriculture	961	(486)	(315)	1,447	1,276
Forestry	—	(46)	(34)	46	34
Fishery	25,052	342	(369)	24,710	25,421
Mining	3,453	(226)	(793)	3,679	4,246
Construction	158,625	(45,907)	(1,541)	204,532	160,166
Utilities	256,513	(48,864)	(35,652)	305,377	292,165
Media and Communication	902,521	(135,093)	(1,698)	1,037,614	904,219
Wholesale and Retail	659,386	(19,282)	(15,936)	678,668	675,322
Banks and other financial institutions	2,404,637	(551,478)	(298,817)	2,956,115	2,703,454
Real estate	1,578,545	28,747	3,752	1,549,797	1,574,792
Services	866,935	(19,278)	81,937	886,213	784,997
Municipal government	52,336	(644,411)	162	696,747	52,174
Other industries	2,340,347	260,028	(585,897)	2,080,318	2,926,244
Overseas offices and loans booked at offshore markets	255,523	41,746	18,307	213,776	237,215

Total	10,741,432	(1,220,003)	(846,515)	11,961,436	11,587,948

(5) Domestic consumer loans [Combined and Trust accounts]

(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Total domestic consumer loans	1,163,874	(32,190)	(19,401)	1,196,065	1,183,276
Housing loans	1,130,984	(23,574)	(13,542)	1,154,558	1,144,526
Others	32,890	(8,615)	(5,859)	41,506	38,750

(6)	Domestic loans to small and medium-sized companies [Combined and Trust accounts]

(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Domestic loans to small and medium-sized companies	4,802,418	19,993	145,356	4,782,424	4,657,061
Percentage to total domestic loans	45.79%	5.08%	4.77%	40.70%	41.02%

Note:	Loans to parent company/financial holding company are classified as “Loans to large-sized companies” as of March 31, 2006. However, “Domestic loans to small/medium-sized companies” as of March 31, 2005 and September 30, 2005, included loans to parent company/financial holding company by UFJ Trust Bank Ltd., 80,000 million yen, respectively.

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

9. Loans and Deposits

[Non-Consolidated]

The following average balances of “Deposits” and “Loans” as of March 31, 2006 were adjusted by figures of UFJ Trust Bank Ltd. The other figures as of March 31, 2005 and September 30, 2005 disclosed adding up the results of Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Ltd.

(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Deposits (ending balance)	11,889,329	(1,077,333)	(782,909)	12,966,663	12,672,239
Deposits (average balance)	12,679,196	(741,536)	(144,447)	13,420,732	12,823,643
Loans (ending balance)	10,391,395	(367,976)	(801,719)	10,759,372	11,193,115
Loans (average balance)	10,840,172	(465,677)	(86,142)	11,305,850	10,926,314

[Combined]

The following ending balances as of March 31, 2006 disclosed adding up the results of Mitsubishi UFJ Trust and Banking Corporation and “UFJTE”.The average balances of “Deposits” and “Loans” as of March 31, 2006 were adjusted by figures of UFJ Trust Bank Ltd. The other figures as of March 31, 2005 and September 30, 2005 disclosed adding up the non-consolidated figures of Mitsubishi Trust and Banking Corporation, UFJ Trust Bank Ltd. and “UFJTE”.

(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Deposits (ending balance)	11,889,329	(1,077,333)	(782,909)	12,966,663	12,672,239
Deposits (average balance)	12,679,196	(741,536)	(144,447)	13,420,732	12,823,643
Loans (ending balance)	10,391,395	(367,976)	(801,719)	10,759,372	11,193,115
Loans (average balance)	10,840,172	(465,677)	(86,142)	11,305,850	10,926,314
10. Domestic Deposits

[Non-Consolidated]

The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the results of Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Ltd.

(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Individuals	8,166,168	(373,137)	(157,513)	8,539,306	8,323,681
Corporations and others	2,990,735	(485,565)	(523,578)	3,476,300	3,514,314
Domestic deposits	11,156,904	(858,702)	(681,092)	12,015,607	11,837,996

Note:	Amounts do not include negotiable certificates of deposit, deposits of overseas offices and JOM accounts.

[Combined]

The following figures as of March 31, 2006 disclosed adding up the results of Mitsubishi UFJ Trust and Banking Corporation and “UFJTE”. The following figures as of March 31,2005 and September 30,2005 disclosed adding up the results of Mitsubishi Trust and Banking Corporation, UFJ Trust Bank Ltd. and “UFJTE”.

(in millions of yen)

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Individuals	8,166,168	(373,137)	(157,513)	8,539,306	8,323,681
Corporations and others	2,990,735	(485,565)	(523,578)	3,476,300	3,514,314
Domestic deposits	11,156,904	(858,702)	(681,092)	12,015,607	11,837,996

Note:	Amounts do not include negotiable certificates of deposit, deposits of overseas offices and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

11. Number of Employees [Non-Consolidated]

The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the results of Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Ltd.

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Number of employees	8,102	(14)	10	8,116	8,092

12. Number of Offices [Non-Consolidated]

The following figures as of March 31, 2005 and September 30, 2005 disclosed adding up the results of Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Ltd.

	As of March 31, 2006 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2005 (B)	As of September 30, 2005 (C)
Domestic	96	5	6	91	90
Head office and Branches	77	1	2	76	75
Sub-branches and Agencies	19	4	4	15	15
Overseas	7	—	—	7	7
Branches	5	—	—	5	5
Sub-branches	—	—	—	—	—
Representative offices	2	—	—	2	2
Total	103	5	6	98	97

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

13. Status of Deferred Tax Assets [Non-Consolidated]

The following figures (for FY2005) disclosed adding up the results of Mitsubishi UFJ Trust and Banking Corporation and UFJ Trust Bank Ltd. The following figures (for FY2004 and prior years) disclosed adding up the results of The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Ltd.

(1) Tax Effects of the Items Comprising

Net Deferred Tax Assets

[Non-Consolidated]	(in billions of yen)
	Mar. 31, 2006
		vs. Mar. 31, 2005
Deferred tax assets	283.9	(120.4)
Allowance for loan losses	51.0	(65.0)
Write-down of investment securities	114.9	(1.4)
Net operating loss carryforwards	213.4	(59.9)
Reserve for employees’ retirement benefits	17.7	9.2
Unrealized losses on securities available for sale	—	—
Other	22.3	(0.5)
Valuation allowance	135.6	2.6
Deferred tax liabilities	291.0	169.2
Gains on placing trust for retirement benefits	2.1	(1.6)
Unrealized gains on securities available for sale	259.5	145.2
Other	29.3	25.7
Net Deferred tax assets	(7.0)	(289.7)
[Consolidated]
Net Deferred tax assets	(5.0)	(287.5)

(2) Net Business Profits before Credit Costs and Taxable Income (Current Fiscal Year)

[Non-Consolidated]	(in billions of yen)
FY 2005
Net business profits before credit costs	252.6
Credit related costs	(45.8)
Income before income taxes	306.9
Reconciliation to taxable income	(203.5)
Taxable income	103.3

(3) Net Business Profits before Credit Costs and Taxable Income (Past Five Fiscal Years)

[Non-Consolidated]	(in billions of yen)
	FY2000	FY2001	FY2002	FY2003	FY2004
Net business profits before credit costs	260.5	276.7	280.4	274.1	271.1
Credit related costs	320.2	379.0	218.6	69.7	81.7
Income before income taxes	25.3	(226.8)	(289.1)	183.4	143.1
Reconciliation to taxable income	(147.6)	261.8	(289.9)	(199.1)	14.1
Taxable income	(122.3)	35.0	(579.0)	(15.6)	157.3

(4)	Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No.66

Although we recorded taxable income for the year ended March 31, 2006, we are classified as “4” described above since we have material net operating loss carryforwards. However since we believe the net operating loss carryforwards are attributable to extraordinary factors such as changes in laws and regulations, we apply the exception to classification 4. (Five years’ future taxable income is estimable.)

[Extraordinary Factors Such as Changes in Laws and Regulations]

Our net operating loss carryforwards were incurred due to, among other things, the followings : (i) we accelerated the final disposal of nonperforming loans in response to both the “Emerging Economic Package”, which provided guidance to major banks to remove from their balance sheets claims to debtors classified as “likely to become bankrupt” or below, and the “Program for Financial Revival”, which urged major banks to reduce the ratio of disclosed claims to total claims by about half; (ii) we reduced our holdings of strategic equity investments under the “Law Concerning Restriction, etc. of Banks’ Shareholdings etc”; and (iii) we incurred costs for the merger.

(5) Realizability of Deferred Tax Assets at March 31, 2006 (Assumptions)

		(in billions of yen)
	Five years total (2006 to 2010)

Net business profits (based on our business plan) (*1)	1,391.3	(*1) Before credit costs
Net business profits (basis of realizability determination) (*2)	1,214.1	(*2) Based on the scenario that short-term interest rate stays below assumptions for Business Plan
Income before income taxes (basis of realizability determination)	1,003.3
Taxable income before adjustments (basis of realizability determination) (*3)	966.6	(*3) Before reversals of existing deductible temporary differences and net operating loss carryforwards
Temporary difference + net operating loss carryforwards (for which deferred tax assets shall be recognized)	645.8	(*4) Temporary difference + net operating loss carryforwards (for which deferred tax assets shall be recognized) multiplied by effective tax rate
Deferred tax assets at March 31, 2006 (*4)	283.9

(Reference)	Assumptions for Business Plan

	FY 2006	FY2007	FY2008	FY2009	FY 2010
S/T interest rate (3 m/s TIBOR)	0.24%	0.37%	0.46%	0.48%	0.67%
L/T interest rate (10 year JGB)	1.89%	1.94%	2.07%	2.13%	2.27%
Exchange rate (USD/Yen)	¥105	¥105	¥105	¥105	¥105

Mitsubishi UFJ Financial Group, Inc.

(Mitsubishi UFJ Trust and Banking Corporation)

14. Employees’ Retirement Benefits [Non-Consolidated]

(1) Benefit obligation

(in millions of yen)

		As of March 31, 2006
Projected benefits obligation	(A)	426,094
Fair value of plan assets	(B)	638,787
Prepaid pension cost	(C)	134,576
Reserve for employees’ retirement benefits	(D)	8,709
Total amount unrecognized	(A-B+C-D)	(86,825)
Unrecognized prior service cost		(2,844)
Unrecognized net actuarial loss		(83,981)
Note : Discount rate is 2.1% or 2.2%.

(2) Net periodic cost of the employees’ retirement benefits

The following figures disclosed adding up the non-consolidated figures of Mitsubishi UFJ Trust and Banking Corporation and UFJ Trust Bank Ltd.

(in millions of yen)

For the year ended March 31, 2006
Net periodic cost of the employees’ retirement benefits	9,424
Service cost	8,423
Interest cost	8,779
Expected return on plan assets	(20,664)
Amortization of prior service cost	(350)
Amortization of net actuarial loss	7,431
Other	5,804